2/22/2021 5:44:19 PM

# Compare Results

| Old File: | | New File: |
|---|---|---|
| **SecureFoundation II GWLA 2015 (IRA) Pre-eff 2 (Registration Statement).pdf** | versus | **SF II IRA GWLA Clean.pdf** |
| **65 pages (1.67 MB)** | | **57 pages (255 KB)** |
| | | 2/11/2021 3:18:32 PM |

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## Summary of Comments on A9R1ayn6vs_1cdqjoz_5os.tmp

This page contains no comments

As filed with the Securities and Exchange Commission on February 22, 2021

Registration Nos. 333-203627; 811-23050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. ( )
Post-Effective Amendment No. 8 (X)

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 19 (X)

VARIABLE ANNUITY-8 SERIES ACCOUNT
(Exact Name of Registrant)

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
(Name of Depositor)

8515 E. Orchard Road
Greenwood Village, Colorado 80111
(Address of Depositor's Principal Executive Office)

(303) 737-3000
(Depositor's Telephone Number)

Edmund F. Murphy III
President & Chief Executive Officer
Great-West Life & Annuity Insurance Company
8515 E. Orchard Road
Greenwood Village, Colorado 80111
(Name and Address of Agent for Service)

Copy to:
Stephen Roth, Esq.
Eversheds Sutherland (USA) LLP
700 Sixth Street, NW., Suite 700
Washington, D.C. 20007-3980

Approximate date of proposed public offering: Continuous

It is proposed that this filing will become effective (check appropriate box)

_______ immediately upon filing pursuant to paragraph (b) of Rule 485

_______ on [May 1, 2021], pursuant to paragraph (b) of Rule 485

___x___ 60 days after filing, pursuant to paragraph (a)(1) of Rule 485

_______ on (date), pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:

_______ this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

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[Old]: "(4) (Check appropriate box or boxes) VARIABLE ANNUITY-8 SERIES ACCOUNT (Exact name"
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[Old]: "Offices) (Zip Code) Depositor's Telephone Number, including Area Code: (800) 537-2033 Robert L. Reynolds President and Chief Executive Officer Great-West Life & Annuity Insurance Company 8515 East"
[New]: "Office) (303) 737-3000 (Depositor's Telephone Number) Edmund F. Murphy III President & Chief Executive Officer Great-West Life & Annuity Insurance Company 8515 E."

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As filed with the Securities and Exchange Commission on February 22, 2021

Registration Nos. 333-203627; 811-23050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. ( )
Post-Effective Amendment No. 8 (X)

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 19 (X)

VARIABLE ANNUITY-8 SERIES ACCOUNT
(Exact Name of Registrant)

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
(Name of Depositor)

8515 E. Orchard Road
Greenwood Village, Colorado 80111
(Address of Depositor's Principal Executive Office)

(303) 737-3000
(Depositor's Telephone Number)

Edmund F. Murphy III
President & Chief Executive Officer
Great-West Life & Annuity Insurance Company
8515 E. Orchard Road
Greenwood Village, Colorado 80111
(Name and Address of Agent for Service)

Copy to:
Stephen Roth, Esq.
Eversheds Sutherland (USA) LLP
700 Sixth Street, NW., Suite 700
Washington, D.C. 20007-3980

Approximate date of proposed public offering: Continuous

It is proposed that this filing will become effective (check appropriate box)

_______ immediately upon filing pursuant to paragraph (b) of Rule 485

_______ on [May 1, 2021], pursuant to paragraph (b) of Rule 485

___x___ 60 days after filing, pursuant to paragraph (a)(1) of Rule 485

_______ on (date), pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:

_______ this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

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[Old]: "20001-3980 Approximate Date of Proposed Public Offering: Upon the effective date of this Registration Statement."
[New]: "20007-3980 Approximate date of proposed public offering: Continuous It is proposed that this filing will become effective (check appropriate box) immediately upon filing pursuant to paragraph (b) of Rule 485 on [May 1, 2021], pursuant to paragraph (b) of Rule 485 x 60 days after filing, pursuant to paragraph (a)(1) of Rule 485 on (date), pursuant to paragraph (a)(1) of Rule 485 If appropriate, check the following box: this post-effective amendment designates a new effective date for a previously filed post-effective amendment."

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Title of Securities Being Registered: Units of interest in separate account under individual flexible premium deferred variable annuity contract.

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**The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.**

# GREAT-WEST SECUREFOUNDATION® II VARIABLE ANNUITY

An Individual Flexible Premium Variable Deferred Annuity Contract

**Issued by**

Variable Annuity-8 Series Account
of
Great-West Life & Annuity Insurance Company

**Internet Availability of Covered Fund Reports**: Beginning on January 1, 2021, as permitted by regulations adopted by the SEC, paper copies of the shareholder reports for the Covered Funds available under your Contract will no longer be sent by mail, unless you specifically request paper copies of the reports from us. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from us electronically by contacting the Retirement Resource Operations Center at (866) 696-8232.

You may elect to receive all future reports in paper free of charge. You can inform us that you wish to continue receiving paper copies of your shareholder reports by contacting the Retirement Resource Operations Center at the toll-free number referenced immediately above. Your election to receive reports in paper will apply to all Covered Funds available under your Contract.

## Overview

This Prospectus describes the Great-West SecureFoundation® II Variable Annuity, an individual flexible premium variable deferred annuity contract ("Contract"), issued by Great-West Life & Annuity Insurance Company ("we," "us" or "Great-West"), that is designed for purchase by owners of Individual Retirement Accounts ("IRAs"). The Contract offers investment divisions ("Variable Accounts") that invest in shares of an individual series of the Great-West SecureFoundation® funds (each a "Covered Fund") and whose value is based on the investment performance of the corresponding Covered Fund. GWFS Equities, Inc. ("GWFS"), a registered broker/ dealer that is affiliated with us, is the principal underwriter and distributor of the Contracts. Each of the Covered Funds is managed by Great-West Capital Management, LLC ("GWCM"), a registered investment adviser that is affiliated with us. Offering the Guaranteed Lifetime Withdrawal Benefit ("GLWB") in connection with your investment in the Covered Funds, therefore, may subject us to a potential conflict of interest as we may benefit indirectly from the charges imposed by the Covered Funds.

Interests in the Contract may not be transferred, sold, assigned, pledged, charged, encumbered, or alienated in any way, except in connection with a DRO as described in this Prospectus.

Provided all conditions are met, the Contract offers the potential for guaranteed lifetime withdrawals. Tax deferral under annuity contracts purchased in connection with IRAs arises under specific provisions of the Internal Revenue Code (the "Code"). Therefore, you should not purchase the Contract for the purpose of obtaining tax deferral. You should only purchase the Contract for Contract features such as the potential for guaranteed lifetime withdrawals.

## Payment Options

The Contract contains a GLWB that will pay guaranteed income for the life of a designated person based on your investment in one or more Covered Funds, provided all the conditions of the GLWB are satisfied, regardless of how long the designated person lives or the actual performance or value of your investment in the Covered Funds. You will pay a fee for the GLWB and should participate in the Contract only if you want the benefits provided by the GLWB. The Contract also offers annuity payment options, a full or partial lump





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"Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."

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"Internet Availability of Covered Fund Reports: Beginning on January 1, 2021, as permitted by regulations adopted by the SEC, paper copies of the shareholder reports for the Covered Funds available under your Contract will no longer be sent by mail, unless you specifically request paper copies of the reports from us. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report. If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from us electronically by contacting the Retirement Resource Operations Center at (866) 696-8232. You may elect to receive all future reports in paper free of charge. You can inform us that you wish to continue receiving paper copies of your shareholder reports by contacting the Retirement Resource Operations Center at the toll-free number referenced immediately above. Your election to receive reports in paper will apply to all Covered Funds available under your Contract."

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**The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.**

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# GREAT-WEST SECUREFOUNDATION® II VARIABLE ANNUITY

An Individual Flexible Premium Variable Deferred Annuity Contract

**Issued by**

Variable Annuity-8 Series Account
of
Great-West Life & Annuity Insurance Company

**Internet Availability of Covered Fund Reports**: Beginning on January 1, 2021, as permitted by regulations adopted by the SEC, paper copies of the shareholder reports for the Covered Funds available under your Contract will no longer be sent by mail, unless you specifically request paper copies of the reports from us. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from us electronically by contacting the Retirement Resource Operations Center at (866) 696-8232.

You may elect to receive all future reports in paper free of charge. You can inform us that you wish to continue receiving paper copies of your shareholder reports by contacting the Retirement Resource Operations Center at the toll-free number referenced immediately above. Your election to receive reports in paper will apply to all Covered Funds available under your Contract.

## Overview

This Prospectus describes the Great-West SecureFoundation® II Variable Annuity, an individual flexible premium variable deferred annuity contract ("Contract"), issued by Great-West Life & Annuity Insurance Company ("we," "us" or "Great-West"), that is designed for purchase by owners of Individual Retirement Accounts ("IRAs"). The Contract offers investment divisions ("Variable Accounts") that invest in shares of an individual series of the Great-West SecureFoundation® funds (each a "Covered Fund") and whose value is based on the investment performance of the corresponding Covered Fund. GWFS Equities, Inc. ("GWFS"), a registered broker/ dealer that is affiliated with us, is the principal underwriter and distributor of the Contracts. Each of the Covered Funds is managed by Great-West Capital Management, LLC ("GWCM"), a registered investment adviser that is affiliated with us. Offering the Guaranteed Lifetime Withdrawal Benefit ("GLWB") in connection with your investment in the Covered Funds, therefore, may subject us to a potential conflict of interest as we may benefit indirectly from the charges imposed by the Covered Funds.

Interests in the Contract may not be transferred, sold, assigned, pledged, charged, encumbered, or alienated in any way, except in connection with a DRO as described in this Prospectus.

Provided all conditions are met, the Contract offers the potential for guaranteed lifetime withdrawals. Tax deferral under annuity contracts purchased in connection with IRAs arises under specific provisions of the Internal Revenue Code (the "Code"). Therefore, you should not purchase the Contract for the purpose of obtaining tax deferral. You should only purchase the Contract for Contract features such as the potential for guaranteed lifetime withdrawals.

## Payment Options

The Contract contains a GLWB that will pay guaranteed income for the life of a designated person based on your investment in one or more Covered Funds, provided all the conditions of the GLWB are satisfied, regardless of how long the designated person lives or the actual performance or value of your investment in the Covered Funds. You will pay a fee for the GLWB and should participate in the Contract only if you want the benefits provided by the GLWB. The Contract also offers annuity payment options, a full or partial lump

sum distribution, or other payment methods that are not part of the GLWB. If you annuitize or otherwise distribute all of the assets in the Covered Funds via a method that is not part of the GLWB, the GLWB will terminate.

## Allocating Your Money

You can allocate your Contributions to several Variable Accounts that invest all of their assets in one of the corresponding Covered Funds. The following is a list of each Covered Fund:

- Great-West SecureFoundation® Balanced Fund
- Great-West SecureFoundation® Lifetime 2020 Fund
- Great-West SecureFoundation® Lifetime 2025 Fund
- Great-West SecureFoundation® Lifetime 2030 Fund
- Great-West SecureFoundation® Lifetime 2035 Fund
- Great-West SecureFoundation® Lifetime 2040 Fund
- Great-West SecureFoundation® Lifetime 2045 Fund
- Great-West SecureFoundation® Lifetime 2050 Fund
- Great-West SecureFoundation® Lifetime 2055 Fund
- Great-West SecureFoundation® Lifetime 2060 Fund

This Prospectus presents important information you should read before participating in the Contract. Please read it carefully and retain it for future reference. You can find more detailed information pertaining to the Contract in the Statement of Additional Information (the "SAI") dated [ ], 2021, which has been filed with the SEC. The SAI is incorporated by reference as a matter of law into this Prospectus, which means that it is legally a part of this Prospectus. Its table of contents may be found on the last page of this Prospectus. The SAI may be obtained without charge by contacting Great-West at its Administrative Offices or by calling (866) 317-6586. You may also obtain the Prospectus, material incorporated by reference, and other information regarding Great-West by visiting the SEC's website at www.sec.gov.

**This Prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made. No dealer, salesperson or other person is authorized to give any information or make any representations in connection with this offering other than those contained in this Prospectus, and, if given or made, such other information or representations must not be relied on.**

The Contract may not be available in all states, at all times. All material state variations including availability of the Contract are included in Appendix A to this Prospectus.

**The date of this Prospectus is [ ], 2021.**

**The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.**



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**TABLE OF CONTENTS**



iii

## Page: 5

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[Old]: "Page DEFINITIONS FEE TABLES EXAMPLE CONDENSED FINANCIAL INFORMATION GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY SEPARATE ACCOUNT THE COVERED FUNDS Reinvestment And Redemption Payments We Receive Where To Find More Information About The Covered Funds Selection Of Underlying Funds Addition, Deletion, Or Substitution Of Funds THE CONTRACT Purchasing The Contract Contributions Subsequent Contributions Free Look Period Assignments And Transfers Transaction Date Contract Value Changes To The Contract THE GUARANTEED LIFETIME WITHDRAWAL BENEFIT The Guarantee Benefit Fee How The GLWB Works Cancellation of the GLWB Termination of the GLWB THE ACCUMULATION PHASE Covered Fund Value Benefit Base Subsequent Contributions To Your Contractowner Account Ratchet Date Adjustments To The Benefit Base Excess Withdrawals During The Accumulation Phase Transfers Death During The Accumulation Phase THE WITHDRAWAL PHASE Installments Calculation Of Installment Amount Installment Frequency Options Suspending And Re-Commencing Installments After A Lump Sum Distribution Automatic Resets Of The GAW% During The Withdrawal Phase Effect Of Excess Withdrawals During The Withdrawal Phase Death During The Withdrawal Phase THE SETTLEMENT PHASE DIVORCE PROVISIONS UNDER THE GLWB During The Accumulation Phase 1 4 4 5 5 6 7 7 7 8 8 8 8 8 9 9 9 9 9 9 10 10 11 11 12 12 13 13 13 14 14 14 15 15 15 16 16 16 17 17 18 19 20 20 20"
[New]: "Definitions ..... 1 FeeTables ..... 4
Example ..... 4 CondensedFinancialInformation ..... 5 Great-WestLife&AnnuityInsuranceCompany ..... 5 SeparateAccount ..... 6
TheCoveredFunds ..... 7 ReinvestmentandRedemption ..... 9
PaymentsWeReceive ..... 9 WheretoFindmoreInformationAbouttheCoveredFunds .....
9 SelectionofUnderlyingFunds ..... 9 TheContract ..... 9
PurchasingtheContract ..... 9 Contributions ..... 10
SubsequentContributions ..... 10 FreeLookPeriod ..... 10
AssignmentsandTransfers ..... 11 TransactionDate ..... 11
ContractValue ..... 11 ChangestotheContract ..... 11
TheGuaranteedLifetimeWithdrawalBenefit ..... 11 TheGuaranteeBenefitFee .....
13 HowtheGLWBWorks ..... 13 CancellationoftheGLWB ..... 13
TerminationoftheGLWB ..... 14 TheAccumulationPhase ..... 14
CoveredFundValue ..... 15 BenefitBase ..... 15
SubsequentContributionstoYourContractownerAccount ..... 16
RatchetDateAdjustmentstotheBenefitBase ..... 16
ExcessWithdrawalsDuringtheAccumulationPhase ..... 16 Transfers ..... 17
DeathDuringtheAccumulationPhase ..... 17 TheWithdrawalPhase ..... 17
Installments ..... 17 CalculationofInstallmentAmount ..... 18
InstallmentFrequencyOptions ..... 19 LumpSumDistributionOption ..... 19
SuspendingandRe-CommencingInstallmentsAfteraLumpSumDistribution..... 19
AutomaticResetsoftheGAWDuringtheWithdrawalPhase ..... 19
EffectofExcessWithdrawalsDuringtheWithdrawalPhase ..... 20
DeathDuringtheWithdrawalPhase ..... 22 TheSettlementPhase ..... 22
DivorceProvisionsUndertheGLWB ....."

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[Old]: "21 21 21 21 22 During The Withdrawal Phase During The Settlement Phase EFFECT OF ANNUITIZATION REQUESTING TRANSFERS MARKET TIMING AND EXCESSIVE TRADING CHARGES AND DEDUCTIONS Variable Asset Charge Guarantee Benefit Fee Contract Maintenance Charge Premium Tax Deductions Other Taxes Expenses Of The Covered Funds Custodian or Trustee Service Charges and Fees ANNUITY PAYMENT OPTIONS TAXATION OF THE CONTRACT AND THE GLWB VOTING RIGHTS PAYMENT OF WITHDRAWAL PROCEEDS DISTRIBUTION OF THE CONTRACTS STATE VARIATIONS RIGHTS RESERVED BY GREAT-WEST UNCLAIMED AND ABANDONED PROPERTY CYBER SECURITY LEGAL PROCEEDINGS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AVAILABLE INFORMATION APPENDIX A -CALCULATION OF THE NET INVESTMENT FACTOR 23 23 23 24 24"
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DuringtheWithdrawalPhase ..... 23 DuringtheSettlementPhase ..... 24
EffectofAnnuitization ..... 24 RequestingTransfers ....."

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**TABLE OF CONTENTS**

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ChargesandDeductions ........ 25 VariableAssetCharge ........ 26
GuaranteeBenefitFee ........ 26 ContractMaintenanceCharge ........ 26
PremiumTaxDeductions ........ 26 OtherTaxes ........ 26
ExpensesoftheCoveredFunds ........ 26 CustodianorTrusteeServiceChargesandFees ........
27 AnnuityPaymentOptions ........ 27 TaxationoftheContractandtheGLWB ........ 27
VotingRights ........ 29 PaymentofWithdrawalProceeds ........ 29
DistributionoftheContracts ........ 29 StateVariations ........ 30
RightsReservedbyGreat-West........ 30 UnclaimedandAbandonedProperty ........ 31
CyberSecurityandBusinessContinuityRisk ........ 31 LegalProceedings ........ 31
IndependentRegisteredPublicAccountingFirm ........ 31 AvailableInformation ........
32 AppendixA-StateVariations ........ A-1"

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## Definitions

**Accumulation Phase:** The period between the time you enroll in the Contract and the Initial Installment Date.

**Accumulation Unit:** The accounting measure described in the Contract and used by Great-West to determine your Contract Value allocated to each Variable Account.

**Administrative Offices:** The Administrative Offices of Great-West may be reached at the Retirement Service Center, P.O. Box 173764, Denver, Colorado 80217-3764.

**Annuitant:** the person upon whose life the payment of an annuity is based.

**Attained Age:** The Covered Person's age as of a Ratchet Date.

**Benefit Base:** The amount that is multiplied by the Guaranteed Annual Withdrawal Percentage to calculate the Guaranteed Annual Withdrawal. The Benefit Base increases dollar-for-dollar upon any Contribution made after the Benefit Base is established, and is reduced proportionately for an Excess Withdrawal. The Benefit Base can also increase with positive market performance on the Ratchet Date. Each Covered Fund will have its own Benefit Base. A Covered Fund Benefit Base generally cannot be transferred to another Covered Fund.

**Business Day:** Any day, and during the hours, on which the New York Stock Exchange is open for trading. In the event that a date falls on a non-Business Day, the date of the succeeding Business Day will be used.

**Code:** The Internal Revenue Code of 1986, as amended from time to time, or any future United States Internal Revenue law that replaces the Internal Revenue Code of 1986. References herein to specific section numbers shall be deemed to include Treasury regulations and Internal Revenue Service guidance thereunder, and to corresponding provisions of any future Internal Revenue law that replaces the Internal Revenue Code of 1986.

**Contract:** An agreement between Great-West and the Contractowner providing an individual flexible premium variable deferred annuity.

**Contractowner:** The directed trustee or directed custodian holding this Contract under an IRA for the exclusive benefit of the IRA Owner and beneficiaries. All references to the life, age, death, or Spouse of the Contractowner refer to the life, age, death, or Spouse of the IRA Owner. In addition, unless otherwise indicated, all notices to the Contractowner will be sent to the IRA Owner, and all actions taken by the Contractowner will be taken by the IRA Owner. The terms "you", "your," and "yours" used in this Prospectus refer to the IRA Owner. Great-West Trust Company, LLC, an affiliate of Great-West that provides custodial and trustee services, may provide such services to IRA Owners, which could subject us to a potential conflict of interest as we may benefit indirectly from the charges imposed by the IRA custodian or trustee.

**Contractowner Account:** A separate record in the name of each Contractowner which reflects his or her share in the Variable Accounts.

**Contract Value:** The total value of your interest under the Contract. It is the total of your Covered Fund Values.

**Contribution(s)**: Amounts received by Great-West under the Contract and allocated to the Variable Accounts.

**Covered Fund:** A mutual fund, unit investment trust, or other investment portfolio in which a Variable Account invests all of its assets.

**Covered Fund Value:** The value of assets allocated to a Variable Account invested in a Covered Fund. The Covered Fund Value reflects a return based upon the investment experience of the Covered Funds and will increase or decrease accordingly.

**Covered Person(s)**: The person(s) whose age determines the Guaranteed Annual Withdrawal Percentage and on whose life the Guaranteed Annual Withdrawal will be based. If there are two Covered Persons, the Guaranteed Annual Withdrawal Percentage will be based on the age of the younger life and the Installments can continue until the death of the second life. A joint Covered Person must be the IRA Owner's Spouse and the sole designated beneficiary under the Contract.

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**Domestic Relations Order (DRO)**: An order issued due to divorce or legal separation proceedings that awards all or any part of the IRA to a former Spouse of the IRA Owner.

**Election Date:** The date on which the Contractowner, former Spouse, or beneficiary selects the GLWB by making an initial Contribution to a Covered Fund. You must be age 85 or younger on the Election Date.

**Excess Withdrawal:** An amount either distributed or Transferred from the Covered Fund(s) during the Accumulation Phase or any amount combined with all other amounts that exceeds the annual GAW during the Withdrawal Phase. An Excess Withdrawal may include amounts Transferred from one Covered Fund to another Covered Fund.

**GAW:** See Guaranteed Annual Withdrawal, below.

**General Account:** Great-West's assets other than those held in any segregated investment account, including the Separate Account.

**GLWB Trigger Date:** The date that your Guaranteed Lifetime Withdrawal Benefits begin to accrue with respect to the Great-West SecureFoundation® Lifetime Funds. It is the later of the Election Date or the first Business Day of the year that is ten years before the year stated in the name of the Great-West SecureFoundation® Lifetime Fund.

**Good Order:** Notice from any person authorized to initiate a transaction under the Contract that is received by Great-West at the Administrative Offices, submitted in accordance with the provisions of the Contract and in a format(s) satisfactory to Great-West, and contains all information, documentation, and instructions necessary for Great-West to process such transaction. All Requests to initiate transactions under the Contract, or to change the frequency and amount of Installments-including in the event of Ratchet or Reset-must be in Good Order. Each such Request is subject to any action taken by Great-West before we have received the Request.

**Guarantee Benefit Fee:** The asset-based charge periodically assessed on the basis of the Covered Fund Value (up to $5 million) that compensates Great-West for the guarantees provided by the GLWB.

**Guaranteed Annual Withdrawal (GAW)**: The maximum annualized withdrawal amount that is guaranteed for the lifetime of the Covered Person(s), subject to the terms of the Contract. During the Withdrawal Phase, the Contractowner may receive Installments totaling less than the GAW.

**Guaranteed Annual Withdrawal Percentage (GAW%)**: The percentage of the Benefit Base that determines the GAW. This percentage is initially based on the age of the Covered Person(s) at the time of the first Installment. If there are two Covered Persons the percentage is based on the age of the younger Covered Person.

**Guaranteed Lifetime Withdrawal Benefit (GLWB)**: A payment option offered under the Contract that is designed to pay Installments during the life of the Covered Person(s). The Contractowner will receive periodic payments (in monthly, quarterly, semiannual, or annual Installments) over a twelve month period from Ratchet Date to Ratchet Date that can total up to the GAW without causing an Excess Withdrawal.

**Initial Installment Date:** The date of the first Installment under the GLWB, which must be a Business Day.

**Installments:** Periodic payments of the GAW over a twelve month period from Ratchet Date to Ratchet Date that can total up to the GAW without causing an Excess Withdrawal. The sum of Installments over a twelve month period from Ratchet Date to Ratchet Date may be less than the GAW. Great-West will not increase Installments unless directed to do so by the Contractowner, except as otherwise provided in the Contract. If the entire GAW is not taken as Installments, the amount not taken does not increase future GAWs. Upon written notice to Great-West provided at any time before the Settlement Phase, the Contractowner may alter the frequency of Installments, the amount of Installments, or discontinue Installments altogether.

**IRA Owner:** The individual owner of the IRA under which this Contract is held. The IRA Owner must be the annuitant. The terms "you", "your," and "yours" used in this Prospectus refer to the IRA Owner.

**Payee:** A person entitled to receive all or a portion of the Contract Value.

**Premium Tax:** The amount of tax, if any, charged by a state or other governmental authority in connection with the Contract.



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**Ratchet:** An increase in the Benefit Base if the Covered Fund Value exceeds the current Benefit Base on the Ratchet Date during either the Accumulation or Withdrawal Phases. If a ratchet occurs during the Withdrawal Phase, Great-West will not increase Installments to reflect a Ratchet unless directed to do so by the Contractowner.

**Ratchet Date:** During the Accumulation Phase and the Withdrawal Phase, the day each year when the Benefit Base is evaluated and increased to reflect positive Covered Fund performance. During the Accumulation Phase, the Ratchet Date is the anniversary of the day the Benefit Base is established. During the Withdrawal Phase, the Ratchet Date is the Initial Installment Date and each anniversary of the Initial Installment Date thereafter. If any anniversary in the Accumulation Phase or Withdrawal Phase is not a Business Day, then the Ratchet Date will be the last Business Day before the anniversary.

**Request:** An inquiry or instruction in a form satisfactory to Great-West. A valid Request must be: (1) received by Great-West at its Administrative Offices; (2) approved by the Contractowner, or the Contractowner's designee; and (3) submitted in accordance with the provisions of the Contract, or as required by Great-West.

**Reset:** During the Withdrawal Phase, Great-West will reset the Benefit Base to equal the Covered Fund Value and reset the GAW% to the GAW rate applicable to the Covered Person(s)'s Attained Age if such amount is greater than the current Benefit Base multiplied by the current applicable GAW%. Great-West will not increase Installments to reflect a Reset unless directed to do so by the Contractowner.

**Separate Account:** A segregated investment account established by Great West into which Contributions may be invested or the Contract Value may be Transferred. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940 and consists of the individual Variable Accounts.

**Settlement Phase:** The period when the Covered Fund Value has reduced to zero by means other than an Excess Withdrawal, provided the Benefit Base is greater than zero. Installments continue during the Settlement Phase under the terms of the Contract. During the Settlement Phase, Great-West will automatically increase Installments to the full GAW.

**Spouse:** A person recognized as a spouse under Federal law. The term does not include a party to a registered domestic partnership, civil union, or similar formal relationship recognized under state law that is not denominated a marriage under that state's law.

**Transfer:** The reinvestment or exchange of all or a portion of the Covered Fund Value from one Variable Account to another, or to another IRA investment option.

**Valuation Date:** The date on which the net asset value of each Variable Account is determined. This calculation is made as of the close of trading of the New York Stock Exchange (generally 4:00 p.m., ET), it is also the date on which Great-West will process any Contribution or Request received. Contributions and Requests received after the close of trading on the New York Stock Exchange will be deemed to have been received on the next Valuation Date. Your Contract Value will be determined on each day that the New York Stock Exchange is open for trading.

**Valuation Period:** The period between successive Valuation Dates.

**Variable Accounts:** Divisions of the Separate Account, one for each Covered Fund. Each Variable Account has its own Accumulation Unit value. A Variable Account may also be referred to as an "investment division" or "sub-account" in the Prospectus, SAI, or Separate Account financial statements.

**Withdrawal Phase:** The period of time between the Initial Installment Date and the first day of the Settlement Phase.



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## Fee Tables

The following tables describe the fees and expenses that you, as the Contractowner, will pay under the Contract. The first table describes the fees and expenses that you will pay at the time you allocate Contributions, surrender, or Transfer cash value between investment options. State Premium Tax may also be deducted.

**CONTRACTOWNER TRANSACTION EXPENSES**

| | |
|---|---|
| Sales Load imposed on Purchases (as a percentage of purchase payments) | None |
| Deferred Sales Load (as a percentage of purchase payments or amount surrendered) | None |
| Contract Termination Charge | None |
| Transfer Fee | None |

The next table describes the maximum and current fees and expenses that you will pay periodically during the time that you own the Contract, not including Covered Fund fees and expenses.

| | Maximum Fee | Current Fee |
|---|---|---|
| Contract Maintenance Charge[1] | $100.00 | $0.00 |
| **Separate Account Annual Expenses (as a percentage of average Contract Value)** | | |
| Variable Asset Charge | 1.00% | 0.00% |
| Guarantee Benefit Fee (as a percentage of Covered Fund Value) [2] | 1.50% | 1.20% |
| **Total Separate Account Annual Expenses including Guarantee Benefit Fee** | 2.50% | 1.20% |

The next item shows the minimum and maximum total operating expenses charged by the Covered Funds for the year ended December 31, 2020. Expenses may be higher or lower in the future. More detail concerning the fees and expenses of each Covered Fund is contained in the Covered Fund prospectus.

| Total Annual Covered Funds Operating Expenses | Minimum | Maximum |
|---|---|---|
| Expenses that are deducted from Covered Fund assets, including management fees, distribution and/or service (12b-1) fees and other expenses | 0.62% | 0.69% |

## Example

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include the Contractowner maximum transaction expenses, Contract fees, Separate Account annual expenses, and Covered Fund fees and expenses.

The Example assumes that you invest $10,000 under the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the Covered Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender your Contract at the end of the applicable time period:

| 1 year | 3 years | 5 years | 10 years |
|---|---|---|---|
| $411.00 | $1,240.00 | $2,079.00 | $4,226.00 |

[1] Currently, there is no annual Contract Maintenance Charge. However, we reserve the right to impose a Contract Maintenance Charge up to the maximum amount stated.

[2] You will pay the Guarantee Benefit Fee separately on each Covered Fund Value after the Benefit Base is established with respect to the Covered Fund. The Benefit Base for the Great-West SecureFoundation® Lifetime Funds may be established after your Election Date. The Guarantee Benefit Fee information is found under the section "The Guaranteed Lifetime Withdrawal Benefit."



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## Fee Tables

The following tables describe the fees and expenses that you, as the Contractowner, will pay under the Contract. The first table describes the fees and expenses that you will pay at the time you allocate Contributions, surrender, or Transfer cash value between investment options. State Premium Tax may also be deducted.

**CONTRACTOWNER TRANSACTION EXPENSES**

| | |
|---|---|
| Sales Load imposed on Purchases (as a percentage of purchase payments) | None |
| Deferred Sales Load (as a percentage of purchase payments or amount surrendered) | None |
| Contract Termination Charge | None |
| Transfer Fee | None |

The next table describes the maximum and current fees and expenses that you will pay periodically during the time that you own the Contract, not including Covered Fund fees and expenses.

| | Maximum Fee | Current Fee |
|---|---|---|
| Contract Maintenance Charge[1] | $100.00 | $0.00 |
| **Separate Account Annual Expenses (as a percentage of average Contract Value)** | | |
| Variable Asset Charge | 1.00% | 0.00% |
| Guarantee Benefit Fee (as a percentage of Covered Fund Value) [2] | 1.50% | 1.20% |
| **Total Separate Account Annual Expenses including Guarantee Benefit Fee** | 2.50% | 1.20% |

The next item shows the minimum and maximum total operating expenses charged by the Covered Funds for the year ended December 31, 2020. Expenses may be higher or lower in the future. More detail concerning the fees and expenses of each Covered Fund is contained in the Covered Fund prospectus.

| Total Annual Covered Funds Operating Expenses | Minimum | Maximum |
|---|---|---|
| Expenses that are deducted from Covered Fund assets, including management fees, distribution and/or service (12b-1) fees and other expenses | 0.62% | 0.69% |

## Example

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include the Contractowner maximum transaction expenses, Contract fees, Separate Account annual expenses, and Covered Fund fees and expenses.

The Example assumes that you invest $10,000 under the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the Covered Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender your Contract at the end of the applicable time period:

| 1 year | 3 years | 5 years | 10 years |
|---|---|---|---|
| $411.00 | $1,240.00 | $2,079.00 | $4,226.00 |

---

[1]   Currently, there is no annual Contract Maintenance Charge. However, we reserve the right to impose a Contract Maintenance Charge up to the maximum amount stated.

[2]   You will pay the Guarantee Benefit Fee separately on each Covered Fund Value after the Benefit Base is established with respect to the Covered Fund. The Benefit Base for the Great-West SecureFoundation® Lifetime Funds may be established after your Election Date. The Guarantee Benefit Fee information is found under the section "The Guaranteed Lifetime Withdrawal Benefit."

---

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(2) If you annuitize your Contract or if you do not surrender your Contract at the end of the applicable period:

| 1 year | 3 years | 5 years | 10 years |
|---|---|---|---|
| $411.00 | $1,240.00 | $2,079.00 | $4,226.00 |

The fee tables and examples should not be considered a representation of past or future expenses and charges of the Covered Funds. Your actual expenses may be greater or less than those shown. Similarly, the 5% annual rate of return assumed in the example is not an estimate or a guarantee of future investment performance.

## Condensed Financial Information

As of December 31, 2020, no Contract had yet been issued. Accordingly, historical information about the value of the units we use to measure your Covered Fund Value is not yet available.

## Great-West Life & Annuity Insurance Company

Great-West is a stock life insurance company originally organized under the laws of the state of Kansas as the National Interment Association. Its name was changed to Ranger National Life Insurance Company in 1963 and to Insuramerica Corporation in 1980 prior to changing to its current name in February of 1982. In September of 1990, Great-West redomesticated and is now organized under the laws of the state of Colorado.

Great-West is authorized to engage in the sale of life insurance, accident and health insurance, and annuities. It is qualified to do business in Puerto Rico, the District of Columbia, the U.S. Virgin Islands, Guam, and 49 states in the United States.

Great-West is an indirect wholly-owned subsidiary of Great-West Lifeco, Inc., a holding company. Great-West Lifeco, Inc. is a subsidiary of Power Financial Corporation, a financial services company. Power Corporation of Canada, a holding and management company, has voting control of Power Financial Corporation. Through a group of private holding companies, The Desmarais Family Residuary Trust, created on October 8, 2013 under the Last Will and Testament of Paul G. Desmarais, has voting control of Power Corporation of Canada.

Great-West has primary responsibility for administration of the Contract and the Separate Account. Its Home Office is located at 8515 E. Orchard Road, Greenwood Village, Colorado 80111.

On January 24, 2019, Great-West announced that it had entered into an agreement with Protective Life Insurance Company ("Protective") to sell, via indemnity reinsurance, substantially all of its non-participating individual life insurance and annuity business and group life and health business. The transaction closed on June 1, 2019. The Group Contract will not be impacted by the transaction.

**Financial Condition of the Company**

The benefits under the Contract are paid by Great-West from its General Account assets and/or your Contract Value held in the Separate Account. It is important that you understand that payment of the benefits is not assured and depends upon certain factors discussed below.

Assets in the Separate Account. You assume all of the investment risk for your Contract Value. Your Contract Value constitutes a portion of the assets of the Separate Account. These assets are segregated and insulated from our General Account, and may not be charged with liabilities arising from any other business that we may conduct.

Assets in the General Account. Any guarantees under the Contract that exceed your Contract Value, such as those associated with the GLWB, are paid from our General Account (and not the Separate Account). Therefore, any amounts that we may be obligated to pay under the Contract in excess of Contract Value are subject to our financial strength and claims- paying ability and our long-term ability to make such payments.

We issue other types of insurance contracts and financial products as well, and we also pay our obligations under these products from our assets in the General Account.



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Our Financial Condition. As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet all the contractual obligations of our General Account to our Contractowners. We monitor our reserves so that we hold sufficient amounts to cover actual or expected Contract and claims payments. However, it is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer's operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on our General Account assets, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in market value of these investments. We may also experience liquidity risk if our General Account assets cannot be readily converted into cash to meet obligations to our Contractowners or to provide the collateral necessary to finance our business operations.

How to Obtain More Information. Like many businesses, insurance companies are facing challenges due to COVID-19 and its impact on economic conditions and the financial markets. We encourage both existing and prospective Contractowners to read and understand our financial statements. We prepare our financial statements in accordance with accounting practices prescribed or permitted by the Colorado Division of Insurance. Our financial statements are located in the SAI. The SAI is available at no charge by sending your Request to our Administrative Offices or by calling us at (866) 317-6586. In addition, the SAI is available on the SEC's website at www.sec.gov.

**Separate Account**

Great-West established the Separate Account on March 24, 2015. The Separate Account consists of Variable Accounts and is registered with the SEC under the Investment Company Act of 1940 (the "1940 Act"), as a unit investment trust. This registration does not involve supervision of the Separate Account or Great-West by the SEC.

We do not guarantee the investment performance of the Variable Accounts. Your Contract Value allocated to the Variable Accounts and the amount of the Installments depend on the investment performance of the Covered Funds. Thus, you bear the full investment risk for all Contributions allocated to the Variable Accounts.

Your Contributions under the Contract (including investments in the Covered Funds) are held in the Separate Account. The Separate Account is divided into Variable Accounts. Each Variable Account invests in a single class of shares of a Covered Fund, which is a separate mutual fund having its own investment objectives and policies and is registered with the SEC as an open-end management investment company or portfolio thereof. The Variable Accounts available to you will depend on the terms of the Contract.

If Great-West decides to make additional Variable Accounts available to Contractowners, Great-West may or may not make them available to you based on our assessment of marketing needs and investment conditions.

The income, gains, or losses of each Variable Account are credited to or charged against the assets held in that Variable Account, without regard to other income, gains, or losses of any other Variable Account and without regard to any other business Great-West may conduct. Under Colorado law, the assets of the Separate Account are not chargeable with liabilities arising out of any other business Great-West may conduct. Nevertheless, all obligations arising under the Contract and other contracts issued by us that are supported by the Separate Account are generally corporate obligations of Great-West.

The SEC does not supervise the management or the investment practices and policies of any of the Covered Funds.

**Addition, Deletion or Substitution of Funds**

We may offer new or cease offering one or more existing Covered Funds, substitute Covered Fund shares that are held by any Separate Account for shares of a different investment portfolio, or make other changes to the investment options as we deem necessary and subject to the approval of the state insurance departments and the SEC, to the extent required under the 1940 Act or other applicable law. We may decide to purchase securities from other funds for the Separate Account, and we also reserve the right to transfer Separate Account assets to another Separate Account that we determine to be associated with the class of contracts to which the Contract belongs.

We will notify you whenever any Covered Funds are to be changed. If we cease offering one or more Covered Fund(s), we will offer new fund(s) as replacement Covered Fund(s). The new Covered Fund(s) may have higher fees and charges and different investment objectives than the eliminated Covered Funds. In addition, offering a new fund as a Covered Fund under the Contract may result in an increase in the Guarantee Benefit Fee, which will not exceed the maximum Guarantee Benefit Fee of 1.50%.

6

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Great-West reserves the following rights with respect to the Separate Account:

- to operate the Separate Account in any form permitted under the 1940 Act, or in any other form permitted by law;
- to deregister the Separate Account under the 1940 Act;
- to add Variable Accounts that invest in investment portfolios suitable for the Contract;
- to eliminate Variable Accounts;
- to close certain Variable Accounts to new allocations of Contributions or Transfers;
- to establish additional segregated investment accounts and/or divisions of such segregated investment accounts ("sub accounts");
- to combine the Separate Account with one or more different segregated investment accounts established by Great-West;
- to combine Variable Accounts, or combine a Variable Account with a subaccount of a different segregated investment account established by Great-West;
- to endorse the Contract to reflect changes to the Separate Account and the Variable Accounts;
- subject to compliance with applicable law, to add, remove, or substitute Covered Funds. A new or substitute Covered Fund may have different fees and expenses, and its availability may be limited;
- subject to any required regulatory approvals, to Transfer assets in one Variable Account to another Variable Account; and
- to make any changes required by the Code or by any other applicable law in order to continue treatment of the Contract as an annuity.

Great-West will provide notice of these changes to the Contractowner at the Contractowner's last known address on file with Great- West.

## The Covered Funds

Each of the Covered Funds is managed by GWCM, a registered investment adviser that is affiliated with us. The investment adviser may have an incentive to manage the funds in a way to reduce volatility of the funds' returns to reduce the amount that we must pay under the GLWB. Offering the GLWB in connection with your investment in the Covered Funds, therefore, may subject us to a potential conflict of interest. Reducing volatility may have the effect of lowering the returns of the Covered Funds relative to other funds. This may suppress the value of the benefits provided by the GLWB because your Benefit Base will reset only when your Covered Fund Value is higher than your Benefit Base. We took into account the Covered Funds' use of strategies to lower volatility when we selected them for use with the GLWB. Receipt of revenue sharing is a prominent factor in the selection of Covered Funds available under the Contract, which may limit the menu of funds available under the Contract. In addition, each Covered Fund is a fund of funds, which means you will pay fees at both fund levels, which may reduce your investment return. Only Investor Class shares of the Covered Funds are available under the Contract.

The Covered Funds have the following investment objectives. There is no guarantee that any of the Covered Funds will achieve its investment objective.

The investment objective of the Great-West SecureFoundation® Balanced Fund is to seek long-term capital appreciation and income.

The Great-West SecureFoundation® Lifetime Funds are target date funds, which are managed to hold a more conservative mix of assets as the date in the fund name (the "Target Date") approaches:

Great-West SecureFoundation® Lifetime 2020 Fund
Great-West SecureFoundation® Lifetime 2025 Fund
Great-West SecureFoundation® Lifetime 2030 Fund
Great-West SecureFoundation® Lifetime 2035 Fund
Great-West SecureFoundation® Lifetime 2040 Fund
Great-West SecureFoundation® Lifetime 2045 Fund
Great-West SecureFoundation® Lifetime 2050 Fund
Great-West SecureFoundation® Lifetime 2055 Fund
Great-West SecureFoundation® Lifetime 2060 Fund

The objective of each Great-West SecureFoundation® Lifetime Fund is to seek long-term capital appreciation and income consistent with its current asset allocation. The mix of assets held by each Great-West SecureFoundation® Lifetime Fund becomes more conservative until 10 years before the Target Date after which the Great-West SecureFoundation® Lifetime Fund will invest 50% to 70% of its assets in equity funds and 30% to 50% of its assets in bond funds.

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Great-West reserves the following rights with respect to the Separate Account:

- to operate the Separate Account in any form permitted under the 1940 Act, or in any other form permitted by law;
- to deregister the Separate Account under the 1940 Act;
- to add Variable Accounts that invest in investment portfolios suitable for the Contract;
- to eliminate Variable Accounts;
- to close certain Variable Accounts to new allocations of Contributions or Transfers;
- to establish additional segregated investment accounts and/or divisions of such segregated investment accounts ("sub-accounts");
- to combine the Separate Account with one or more different segregated investment accounts established by Great-West;
- to combine Variable Accounts, or combine a Variable Account with a subaccount of a different segregated investment account established by Great-West;
- to endorse the Contract to reflect changes to the Separate Account and the Variable Accounts;
- subject to compliance with applicable law, to add, remove, or substitute Covered Funds. A new or substitute Covered Fund may have different fees and expenses, and its availability may be limited;
- subject to any required regulatory approvals, to Transfer assets in one Variable Account to another Variable Account; and
- to make any changes required by the Code or by any other applicable law in order to continue treatment of the Contract as an annuity.

Great-West will provide notice of these changes to the Contractowner at the Contractowner's last known address on file with Great- West.

## The Covered Funds

Each of the Covered Funds is managed by GWCM, a registered investment adviser that is affiliated with us. The investment adviser may have an incentive to manage the funds in a way to reduce volatility of the funds' returns to reduce the amount that we must pay under the GLWB. Offering the GLWB in connection with your investment in the Covered Funds, therefore, may subject us to a potential conflict of interest. Reducing volatility may have the effect of lowering the returns of the Covered Funds relative to other funds. This may suppress the value of the benefits provided by the GLWB because your Benefit Base will reset only when your Covered Fund Value is higher than your Benefit Base. We took into account the Covered Funds' use of strategies to lower volatility when we selected them for use with the GLWB. Receipt of revenue sharing is a prominent factor in the selection of Covered Funds available under the Contract, which may limit the menu of funds available under the Contract. In addition, each Covered Fund is a fund of funds, which means you will pay fees at both fund levels, which may reduce your investment return. Only Investor Class shares of the Covered Funds are available under the Contract.

The Covered Funds have the following investment objectives. There is no guarantee that any of the Covered Funds will achieve its investment objective.

The investment objective of the Great-West SecureFoundation® Balanced Fund is to seek long-term capital appreciation and income.

The Great-West SecureFoundation® Lifetime Funds are target date funds, which are managed to hold a more conservative mix of assets as the date in the fund name (the "Target Date") approaches:

Great-West SecureFoundation® Lifetime 2020 Fund
Great-West SecureFoundation® Lifetime 2025 Fund
Great-West SecureFoundation® Lifetime 2030 Fund
Great-West SecureFoundation® Lifetime 2035 Fund
Great-West SecureFoundation® Lifetime 2040 Fund
Great-West SecureFoundation® Lifetime 2045 Fund
Great-West SecureFoundation® Lifetime 2050 Fund
Great-West SecureFoundation® Lifetime 2055 Fund
Great-West SecureFoundation® Lifetime 2060 Fund

The objective of each Great-West SecureFoundation® Lifetime Fund is to seek long-term capital appreciation and income consistent with its current asset allocation. The mix of assets held by each Great-West SecureFoundation® Lifetime Fund becomes more conservative until 10 years before the Target Date after which the Great-West SecureFoundation® Lifetime Fund will invest 50% to 70% of its assets in equity funds and 30% to 50% of its assets in bond funds.



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Meeting investment objectives depends on various factors, including, but not limited to, how well the Covered Fund managers anticipate changing economic and market conditions. There is no guarantee that any of these Covered Funds will achieve their stated objectives. Currently, all Covered Funds are available in all states. If any Covered Fund is not available in all states, that Covered Fund will be listed in an appendix to this Prospectus.

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## Reinvestment and Redemption

All dividend distributions and capital gains made by a Covered Fund will be automatically reinvested in shares of that Covered Fund on the date of distribution. We will redeem Covered Fund shares to the extent necessary to pay Installments and to make other payments under the Contract.

## Payments We Receive

Great-West and GWFS, our affiliated broker-dealer, may receive compensation for providing administration and distribution services to the Covered Funds that is paid out of administrative service fees and 12b-1 fees that are deducted from Covered Fund assets.

## Where to Find more Information About the Covered Funds

Before you invest, you may want to review the Fund's prospectus, which contains more information about the Fund and its risks, and the Guarantee. You can find the Fund's prospectus and other information about the Fund, including the Statement of Additional Information and most recent reports to shareholders, online at www.greatwestfunds.com/prospectus.html. You can also get this information at no cost by calling (866) 831-7129 or by sending an email request to email@greatwestfunds.com.

## Selection of Underlying Funds

Great-West selects the Covered Funds offered through this product based on several criteria, including but not limited to asset class coverage, brand recognition, the reputation and tenure of the adviser or sub-adviser, expenses, performance, marketing, availability, investment conditions, and the qualifications of each investment company. Another factor that we may consider is whether a Covered Fund or an affiliate of the Covered Fund will compensate Great-West for providing certain administrative, marketing, or support services that would otherwise be provided by the Covered Fund, its investment adviser, or its distributor. For more information on such compensation, see "Distribution of the Contracts," below. We have selected portfolios of the Great-West Funds at least in part because they are managed by our directly owned subsidiary.

Great-West periodically reviews the Covered Funds and may remove a Covered Fund or limit its availability to new Contributions and/or Transfers of Contract Value if we determine that a Covered Fund no longer satisfies one or more of the selection criteria, and/or if the Covered Fund has not attracted significant allocations.

You are responsible for choosing the Covered Funds, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Because investment risk is borne by you, you should carefully consider any decisions that you make regarding investment allocations.

In making your Variable Account selections, we encourage you to thoroughly investigate all of the information that is available to you regarding the Covered Funds including each Covered Fund's prospectus, statement of additional information and annual and semi-annual reports. After you select Covered Funds for your initial Contribution, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

You bear the risk of any decline in your Contract Value resulting from the performance of the Covered Funds you have chosen.

We do not recommend or endorse any particular Covered Fund and we do not provide investment advice.

## The Contract

The Contract is available for purchase by individuals through an IRA.

## Purchasing the Contract

You may acquire a Contract by completing and sending to us a Contract application and your initial Contribution. After we approve the application, we will issue your Contract. If your Contract application is complete, we will allocate your initial Contribution to the Variable Accounts according to the instructions you provide in your application within two Business Days of receiving the application at our Administrative Offices. If your application is incomplete, we will contact you to obtain the missing information. If your Contract

9

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[New]: "based on several criteria, including but not limited to asset class coverage, brand recognition, the reputation and tenure of the adviser or sub-adviser, expenses, performance, marketing, availability, investment conditions, and the qualifications of each investment company. Another factor that we may consider is whether a Covered Fund or an affiliate of the Covered Fund will compensate Great-West for providing certain administrative, marketing, or support services that would otherwise be provided by the Covered Fund, its investment adviser, or its distributor. For more information on such compensation, see "Distribution of the Contracts," below. We have selected portfolios of the Great-West Funds at least in part because they are managed by our directly owned subsidiary. Great-West periodically reviews the Covered Funds"

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**Reinvestment and Redemption**

All dividend distributions and capital gains made by a Covered Fund will be automatically reinvested in shares of that Covered Fund on the date of distribution. We will redeem Covered Fund shares to the extent necessary to pay Installments and to make other payments under the Contract.

**Payments We Receive**

Great-West and GWFS, our affiliated broker-dealer, may receive compensation for providing administration and distribution services to the Covered Funds that is paid out of administrative service fees and 12b-1 fees that are deducted from Covered Fund assets.

**Where to Find more Information About the Covered Funds**

Before you invest, you may want to review the Fund's prospectus, which contains more information about the Fund and its risks, and the Guarantee. You can find the Fund's prospectus and other information about the Fund, including the Statement of Additional Information and most recent reports to shareholders, online at www.greatwestfunds.com/prospectus.html. You can also get this information at no cost by calling (866) 831-7129 or by sending an email request to email@greatwestfunds.com.

**Selection of Underlying Funds**

Great-West selects the Covered Funds offered through this product based on several criteria, including but not limited to asset class coverage, brand recognition, the reputation and tenure of the adviser or sub-adviser, expenses, performance, marketing, availability, investment conditions, and the qualifications of each investment company. Another factor that we may consider is whether a Covered Fund or an affiliate of the Covered Fund will compensate Great-West for providing certain administrative, marketing, or support services that would otherwise be provided by the Covered Fund, its investment adviser, or its distributor. For more information on such compensation, see "Distribution of the Contracts," below. We have selected portfolios of the Great-West Funds at least in part because they are managed by our directly owned subsidiary.

Great-West periodically reviews the Covered Funds and may remove a Covered Fund or limit its availability to new Contributions and/or Transfers of Contract Value if we determine that a Covered Fund no longer satisfies one or more of the selection criteria, and/or if the Covered Fund has not attracted significant allocations.

You are responsible for choosing the Covered Funds, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Because investment risk is borne by you, you should carefully consider any decisions that you make regarding investment allocations.

In making your Variable Account selections, we encourage you to thoroughly investigate all of the information that is available to you regarding the Covered Funds including each Covered Fund's prospectus, statement of additional information and annual and semi-annual reports. After you select Covered Funds for your initial Contribution, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

You bear the risk of any decline in your Contract Value resulting from the performance of the Covered Funds you have chosen.

We do not recommend or endorse any particular Covered Fund and we do not provide investment advice.

## The Contract

The Contract is available for purchase by individuals through an IRA.

**Purchasing the Contract**

You may acquire a Contract by completing and sending to us a Contract application and your initial Contribution. After we approve the application, we will issue your Contract. If your Contract application is complete, we will allocate your initial Contribution to the Variable Accounts according to the instructions you provide in your application within two Business Days of receiving the application at our Administrative Offices. If your application is incomplete, we will contact you to obtain the missing information. If your Contract application remains incomplete for five Business Days, we will immediately return your Contribution(s). If we complete a Contract application within five Business Days of our receipt of the incomplete application, we will allocate your initial Contribution within two Business Days of the application's completion in accordance with your allocation instructions.

**Contributions**

There is no minimum amount or number of Contributions. The maximum amount of annual contributions is limited by the Code.

**Subsequent Contributions**

Great-West will allocate your subsequent Contributions according to the allocation instructions you provided in your Contract application. Great-West will allocate Contributions on the Valuation Date we receive them.

You may change your allocation instructions at any time by Request. Such change will be effective the later of (1) the date specified in the Request or (2) the Valuation Date on which Great-West receives the Request at our Administrative Offices. Once changed, those allocation instructions will be effective for all subsequent Contributions.

Great-West reserves the right, after providing advance written notice to Contractowners, to refuse any Contribution. Any Contribution that causes a Contract Value to exceed $5 million may require Great-West's prior approval.

You will receive a statement of your Contract Value no less frequently than annually. You may also review your Contract Value through KeyTalk® or via the Internet.

**Free Look Period**

You may have the ability to cancel your interest in the Contract for any reason by delivering or mailing a Request to cancel to our Administrative Offices or to an authorized agent of Great-West within 10 days or a period of time required by state law after Great-West receives your completed application form. State variations, if any, to this free look provision can be found in the attached Appendix A. We must receive your cancellation Request in person or postmarked prior to the expiration of the free look period. Upon cancellation, we will refund your Contract Value as of the date we receive your Request for cancellation. This amount may be higher or lower than your Contributions depending on the investment performance of the Covered Fund you selected, which means that you bear the investment risk during this period. If you cancel your Contract during the free look period, any applicable Benefit Base shall be reduced to zero.

**CALIFORNIA RESIDENTS ONLY – Age 60 and Older**

If you are a California resident age 60 or older when your Contract is issued, you have a 30-day right to cancel your Contract and you must instruct us whether you want to receive a return of your Contribution(s) or a return of Contract Value on exercising the right to cancel. Your choice will affect how we allocate your Contribution(s) during the 30-day period. You may cancel your Contract within 30 days of the date you received it and receive a refund by delivering a Request to cancel to our Administrative Offices or to an authorized agent of Great-West. If you deliver the Request by US mail, it must be postmarked prior to the expiration of the free look period.

If you choose a return of Contribution(s), we will allocate your entire initial Contribution and any subsequent Contributions made during the 30-day period following your Contract date to the Great-West Government Money Market Fund, which is advised by Great- West Capital Management LLC. If you choose to exercise your free look right under the Contract using this option, you will receive a refund equal to the greater of (i) your Contribution(s) plus fees and charges (less any withdrawals taken) and (ii) your Contract Value plus any fees and charges (less withdrawals taken). We will refund the amount to you within 30 days from the date we received your Request to cancel. The Great-West Government Money Market Fund is available solely to California residents age 60 and older who elect to receive a return of Contribution(s) on the exercise of their free look right. It is not a Covered Fund or an investment option available for future allocations or transfers, and it has no connection with the operation of the Guaranteed Lifetime Withdrawal Benefit.

If you choose to allocate your initial Contribution and any subsequent Contributions to the Covered Funds during the 30-day period following your Contract date, cancellation shall entitle you to a refund of the Contract Value plus any fees and charges (less withdrawals taken), which amount may be higher or lower than your Contribution(s), depending on the investment performance of the Covered Fund you selected. We will refund the amount to you within 30 days of our receipt of your Request to cancel.

If you cancel your Contract during the free look period, any applicable Benefit Base shall be reduced to zero.

---

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"CALIFORNIA RESIDENTS ONLY – Age 60 and Older If you are a California resident age 60 or older when your Contract is issued, you have a 30-day right to cancel your Contract and you must instruct us whether you want to receive a return of your Contribution(s) or a return of Contract Value on exercising the right to cancel. Your choice will affect how we allocate your Contribution(s) during the 30-day period. You may cancel your Contract within 30 days of the date you received it and receive a refund by delivering a Request to cancel to our Administrative Offices or to an authorized agent of Great-West. If you deliver the Request by US mail, it must be postmarked prior to the expiration of the free look period. If you choose a return of Contribution(s), we will allocate your entire initial Contribution and any subsequent Contributions made during the 30-day period following your Contract date to the Great-West Government Money Market Fund, which is advised by Great-West Capital Management LLC. If you choose to exercise your free look right under the Contract using this option, you will receive a refund equal to the greater of (i) your Contribution(s) plus fees and charges (less any withdrawals taken) and (ii) your Contract Value plus any fees and charges (less withdrawals taken). We will refund the amount to you within 30 days from the date we received your Request to cancel. The Great-West Government Money Market Fund is available solely to California residents age 60 and older who elect to receive a return of Contribution(s) on the exercise of their free look right. It is not a Covered Fund or an investment option available for future allocations or transfers, and it has no connection with the operation of the Guaranteed Lifetime Withdrawal Benefit. If you choose to allocate your initial Contribution and any subsequent Contributions to the Covered Funds during the 30-day period following your Contract date, cancellation shall entitle you to a refund of the Contract Value plus any fees and charges (less withdrawals taken), which amount may be higher or lower than your Contribution(s), depending on the investment performance of the Covered Fund you selected. We will refund the amount to you within 30 days of our receipt of your Request to cancel. If you cancel your Contract during the free look period, any applicable Benefit Base shall be reduced to zero."

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**Assignments and Transfers**

In general, your interest in the Contract may not be transferred, sold, assigned, pledged, charged, encumbered, or in any way alienated, except as may be permitted under the Code, by law, or applicable court order.

**Transaction Date**

All Requests, Contributions, and Deposits received in Good Order with all required documentation at Great-West's Administrative Offices prior to the close of business of the New York Stock Exchange (generally 4:00 p.m. Eastern Time) will be processed as of the date received, and if received after the close of business of the New York Stock Exchange will be processed on the next Business Day.

**Contract Value**

Your Contract Value is the sum of your interest in the Variable Accounts, which is the total dollar amount of all Accumulation Units credited to you. When you allocate Contributions or make Transfers to a Variable Account, we credit you with Accumulation Units. We determine the number of Accumulation Units credited to you by dividing your Contribution or Transfer to a Variable Account, less any applicable Premium Tax, by that Variable Account's Accumulation Unit value. The number of Accumulation Units for the Variable Account will decrease for charges deducted, Transfers, withdrawals, or loans (if available). We determine the Accumulation Unit value on each Valuation Date.

We calculate each Variable Account's Accumulation Unit value at the end of each Valuation Period by multiplying the value of that unit at the end of the prior Valuation Period by the Variable Account's Net Investment Factor for the Valuation Period. The formula used to calculate the Net Investment Factor is set forth as follows.

The Net Investment Factor for each Variable Account for any Valuation Period is determined by dividing (a) by (b), and subtracting (c) from the result where:

(a) is the net result of:
  (i) the net asset value per share of the Covered Fund determined as of the end of the current Valuation Period; plus
  (ii) the per share amount of any dividend (and, if applicable, capital gains distribution) made by the Covered Fund if the "ex-dividend date" occurs during the current Valuation Period; plus or minus
  (iii) a per unit charge or credit for any taxes incurred by or provided for in the Variable Account, which is determined by Great-West to have resulted from the investment operations of the Variable Account; and
(b) is the net asset value per share of the Covered Fund determined as of the end of the immediately preceding Valuation Period; and
(c) is an amount representing the Variable Asset Charge deducted from each Variable Account on a daily basis. This amount will vary, depending upon the Group Contractowner's Schedule of Terms and Fees.

The Net Investment Factor may be greater than, less than, or equal to one. Therefore, the Accumulation Unit value may increase, decrease, or remain unchanged.

The net asset value per share referred to in paragraphs (a)(i) and (b) above, reflect the investment performance of the Covered Fund as well as the payment of Covered Fund fees and expenses.

The value of a Variable Account's assets is determined at the end of each Valuation Date.

Your Contract Value will reflect the investment performance of the selected Variable Account(s) which in turn reflect the investment performance of the corresponding Covered Fund(s), which we factor in by using the Net Investment Factor.

**Changes to the Contract**

Great-West can make any changes to the Contract required by applicable insurance law, the Code, or the 1940 Act, subject to required state and federal regulatory approval. Great-West will notify Contractowners of any changes that affect their Contract.

## The Guaranteed Lifetime Withdrawal Benefit

The GLWB provides guaranteed minimum lifetime income without regard to the performance of the Covered Fund in which the Variable Account is invested. The GLWB does not have a cash value. Provided all conditions of the GLWB are satisfied, if the Contract Value equals zero as a result of Covered Fund performance, the Guarantee Benefit Fee, certain other extra-contractual IRA fees that are not



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directly associated with the Contract, such as custodian fees or advisory fees, and/or Guaranteed Annual Withdrawal(s) ("GAW"), we will make annual payments to you for the rest of your life.

The guaranteed income that may be provided by the GLWB is initially based on the age and life of the Covered Person (or if there are joint Covered Persons, on the age of the younger joint Covered Person and the lives of both Covered Persons) as of the date we calculate the first Installment. A joint Covered Person must be the Spouse and the sole beneficiary of the Contractowner.

The GLWB provides two basic protections to Contractowners who purchase the GLWB as a source or potential source of lifetime retirement income or other long-term purposes. Provided that the conditions of the GLWB are satisfied, the GLWB protects the Contractowner from:

- longevity risk, which is the risk that the Contractowner will outlive the assets invested in the Covered Fund; and
- income volatility risk, which is the risk of downward fluctuations in the Contractowner's retirement income due to changes in market performance.

Both of these risks increase as a result of poor market performance early in retirement. Point-in-time risk (which is the risk of retiring on the eve of a down market) significantly contributes to both longevity and income volatility risk.

The GLWB does not provide a guarantee that the Covered Fund or the Contract will retain a certain value or that the value of the Covered Fund or the Contract will remain steady or grow over time. Instead, it provides a guarantee, under certain specified conditions, that regardless of the performance of the Covered Funds and regardless of how long the Contractowner lives, the Contractowner will receive a guaranteed level of annual income for life. Therefore, it is important to understand that while the preservation of capital may be one of the Contractowner's goals, the achievement of that goal is not guaranteed by the GLWB.

The GAWs are first made from your Covered Fund Value. Great-West will use its own assets to pay Installments only if the Covered Fund Value is reduced to zero due to Covered Fund performance, the Guarantee Benefit Fee, certain other extra-contractual IRA fees that are not directly associated with the GLWB, such as custodian fees or advisory fees, and/or GAWs. We limit our risk under the GLWB in this regard by limiting the amount a Contractowner may withdraw each year to GAWs. A Contractowner who needs to take Excess Withdrawals may not receive the full benefit of the GLWB.

If the return on the Covered Fund Value over time is sufficient to generate gains that can sustain constant GAWs, then the GLWB would not have provided any financial gain. Conversely, if the return on the Covered Fund Value over time is not sufficient to generate gains that can sustain constant GAWs, then the GLWB would be beneficial.

You should discuss your investment strategy and risk tolerance with your financial advisor before purchasing the Contract. You should consider the payment of the Guarantee Benefit Fee relative to the benefits and features of the GLWB, your risk tolerance, and proximity to retirement.

Any payments we are required to make under the GLWB that exceed your Contract Value will depend on our long-term ability to make such payments. We will make all such guaranteed payments under the GLWB from our General Account, which is not insulated from the claims of our third party creditors. Therefore, your receipt of payments from us is subject to our claims paying ability.

The GLWB is calculated separately for your Contract Value allocated to different Covered Funds. As described in more detail below, the date that your GLWB begins to accrue and you start paying the Guarantee Benefit Fee will vary among the Covered Funds. In addition, you may be in different GLWB phases with respect to different Covered Funds at the same time. For instance, you may elect to start GAWs with respect to one Covered Fund before you make the election with respect to another Covered Fund. Similarly, you may be in the Settlement Phase with respect to a Covered Fund in which your Covered Fund Value has declined to zero while you still have positive Covered Fund Value in another Covered Fund.

Another consequence of calculating the GLWB separately for Contract Value allocated to different Covered Funds is that a Transfer between Covered Funds will result in a withdrawal from the old Covered Fund and a Contribution to the new Covered Fund. Like all withdrawals under the Contract, a withdrawal from a Covered Fund may be treated as an Excess Withdrawal. As explained in more detail below, an Excess Withdrawal will reduce the guaranteed payments you receive with respect to the Covered Fund. Large or repeated Excess Withdrawals during periods when the Covered Fund is experiencing negative market performance may even eliminate your guaranteed payment with respect to the Covered Fund altogether.



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**The Guarantee Benefit Fee**

In exchange for the GLWB, we charge a separate annual fee (called a Guarantee Benefit Fee), which is calculated as a specified percentage of the Covered Fund Value (up to $5 million) at the time the Guarantee Benefit Fee is calculated. The fee is deducted from your Contract Value by redeeming Accumulation Units in the Variable Accounts. The guaranteed maximum or minimum Guarantee Benefit Fees we can charge are:

- The maximum Guarantee Benefit Fee, as a percentage of a Contractowner's Covered Fund Value, on an annual basis, is 1.50%;
- The minimum Guarantee Benefit Fee, as a percentage of a Contractowner's Covered Fund Value, on an annual basis, is 0.70%;
- The current Guarantee Benefit Fee, as a percentage of a Contractowner's Covered Fund Value, on an annual basis, is 1.20%.

You will pay the Guarantee Benefit Fee separately for each Covered Fund after the GLWB begins to accrue with respect to the Covered Fund. This date may vary depending on the Covered Fund to which you allocate your Contract Value. For the Great-West SecureFoundation® Balanced Fund (the "Balanced Fund"), we begin to charge the Guarantee Benefit Fee on your Election Date (when you allocate Contract Value to the Variable Account that invests in the fund). For the Great-West SecureFoundation® Lifetime funds (each a "Lifetime Fund"), we begin to charge the Guarantee Benefit Fee either on your Election Date or on the first Business Day of the year that is ten years before the Target Date of the Lifetime Fund, whichever is later.

We may change the current Guarantee Benefit Fee at any time within the minimum and maximum range described above upon thirty (30) days prior written notice. We determine the Guarantee Benefit Fee based on observations of a number of experience factors, including, but not limited to, interest rates, volatility, investment returns, expenses, mortality, and lapse rates. As an example, if mortality experience improves faster than we have anticipated, and the population in general is expected to live longer than initially projected, we might increase the Guarantee Benefit Fee to reflect our increased probability of paying longevity benefits. However, improvements in mortality experience is provided as an example only, we reserve the right to change the Guarantee Benefit Fee at our discretion, whether or not these experience factors change (although we will never increase the fee above the maximum or decrease the fee below the minimum). We do not need any particular event to occur before we may change the Guarantee Benefit Fee. Because the Covered Funds are offered by an affiliated company, we may benefit indirectly from the charges imposed by the Covered Funds.

**How the GLWB Works**

The GLWB has three phases: an "Accumulation Phase," a "Withdrawal Phase," and a "Settlement Phase."

**The Accumulation Phase:** The Accumulation Phase starts when you make an initial Contribution to a Covered Fund and the GLWB begins to accrue. During the Accumulation Phase, you may make additional Contributions, which establishes the Benefit Base (this is the sum of all Contributions minus any withdrawals and any adjustments made on the "Ratchet Date" as described later in this Prospectus), and take withdrawals (although Excess Withdrawals will reduce the amount of the Benefit Base under the Contract). You are responsible for managing withdrawals during the Accumulation Phase.

**The Withdrawal Phase:** After the Contractowner (or if there are joint Covered Persons, the younger joint Covered Person) has turned age 55, then the Contractowner may enter the Withdrawal Phase and begin to take GAWs (which are annual withdrawals that do not exceed a specified amount) without reducing the Benefit Base. GAWs before age 59½ may result in certain tax penalties.

**Settlement Phase:** If the Covered Fund Value falls to zero as a result of Covered Fund performance, the Guarantee Benefit Fee, certain other extra-contractual IRA fees that are not directly associated with the GLWB or Contract, such as custodian fees or advisory fees, and/or GAWs, the Settlement Phase will begin. During the Settlement Phase, we make Installments at the GAW for the life of the Contractowner (and the surviving Covered Person, if any). However, the Settlement Phase may never occur, depending on how long the Contractowner (and the surviving Covered Person, if any) lives and the performance of the Covered Fund(s) in which the Contractowner invests. You may not make additional Contributions after the Settlement Phase begins.

**Cancellation of the GLWB**

The GLWB is cancelled when the Covered Fund Value and Benefit Base are reduced to zero before the Settlement Phase as a result of one or more Excess Withdrawals. If the GLWB is cancelled, the Benefit Base, GAW, and any other benefit under the GLWB shall terminate.

*Numerical Example Where GLWB Is NOT Cancelled:*

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Attained Age: 67
Current Benefit Base = $100,000
Current Covered Fund Value = $55,000
Current GAW%: 5%
Current GAW Installment amount = $5,000
Covered Fund Value after GAW payment = $55,000 - $5,000 = $50,000

Covered Fund Value before the Excess Withdrawal adjustment = $50,000
Excess Withdrawal amount: $49,500
Covered Fund Value after Excess Withdrawal = $50,000 - $49,500 = $500
Covered Fund Value adjustment = $500/$50,000 = 0.01
Adjusted Benefit Base = $100,000 x 0.01 = $1,000

New GAW Installment amount = $1,000 * 5% = $50

*Numerical Example Where GLWB Is Cancelled:*

Attained Age: 67
Current Benefit Base = $100,000
Current Covered Fund Value = $55,000
Current GAW%: 5%
Current GAW Installment amount = $5,000
Covered Fund Value after GAW payment = $55,000 - $5,000 = $50,000

Covered Fund Value before the Excess Withdrawal adjustment = $50,000
Excess Withdrawal amount: $50,000
Covered Fund Value after Excess Withdrawal = $50,000 - $50,000 = $0
Covered Fund Value adjustment = $0/$50,000 = 0
Adjusted Benefit Base = $100,000 x 0 = $0
So, as the Benefit Base is depleted, the GLWB is cancelled.

**Termination of the GLWB**

The GLWB will automatically terminate as provided in the Contract for reasons including, but not limited to, those set forth below:

- on the Annuity Commencement Date;
- upon death of the single Covered Person if there is no surviving Covered Person or, if there are joint Covered Persons, the death of the second to die if the second Covered Person continues the Contract;
- subject to any applicable grace period, if Great-West does not receive the Guarantee Benefit Fee on the date the fee is due;
- if a Covered Fund is discontinued or otherwise removed and the Contractowner after receiving notice does not agree to Transfer such Covered Fund Value to a comparable Covered Fund currently made available by Great-West within 60 days; and
- if the Owner terminates the Contract and the Covered Person is not in the Settlement Phase.

**The Accumulation Phase**

The Accumulation Phase starts when your GLWB begins to accrue, which as discussed in the Guarantee Benefit Fee section of this Prospectus, will vary depending on the Covered Fund to which you allocate your Contract Value. During the Accumulation Phase you will establish your Benefit Base, which will later be used to determine the maximum amount of GAWs you may take. The Accumulation Phase ends when you elect to receive GAWs under the Contract.

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**Covered Fund Value**

The Covered Fund Value is the value of assets allocated to a Variable Account invested in a Covered Fund. The Covered Fund Value increases or decreases in the same manner as other mutual fund value. For example, reinvested dividends, settlements, and positive Covered Fund performance (including capital gains) will increase the Covered Fund Value. Fees and expenses associated with the Covered Fund, including the asset-based Variable Asset Charge, and negative Covered Fund performance (including capital losses) will decrease Covered Fund Value.

The Covered Fund Value will also increase each time you make additional Contributions, and will decrease each time you withdraw Covered Fund Value, such as through payment of the Guarantee Benefit Fee or as a result of distributions, Excess Withdrawals, or Installments.

The Covered Fund Value is not affected by any Ratchet or Reset of the Benefit Base (described below).

**Benefit Base**

The Benefit Base is separate from the Covered Fund Value. **It is not a cash value.** Rather, it is used to calculate GAWs during the Withdrawal Phase and the Settlement Phase. The Contractowner's Benefit Base and Covered Fund Value may not be equal to one another. In the event of a distribution from a retirement plan in which the Contractowner was invested in a Great-West approved GLWB, the Contractowner may be able to restore his or her Benefit Base established in such retirement plan by rolling over the proceeds from the distribution directly into the Contract.

Each Covered Fund has its own Benefit Base. The initial Benefit Base for the Balanced Fund is established on your Election Date. The initial Benefit Base for any Lifetime Fund is established on the GLWB Trigger Date. The initial Benefit Base will equal the Covered Fund Value on the date it is established.

In the event of a distribution from a tax-deferred retirement plan established under Section 401(a), 403(a), 403(b), or governmental 457 (b) of the Code (each a "tax-deferred retirement plan"), under which the IRA Owner was invested in a Great-West approved GLWB benefit, the IRA Owner can proportionately restore his or her Benefit Base established in such a tax-deferred retirement plan by rolling over those eligible proceeds directly into an IRA and the Contract. Additionally, if an IRA Owner was invested in another contract with a Great-West approved GLWB benefit under an IRA or an individual retirement annuity, the IRA Owner can convert the IRA Owner's Benefit Base under such contract and restore the respective Benefit Base under the Contract by transferring the proceeds directly into the Contract as permitted under the Code.

If a Benefit Base is restored under the Contract, the IRA Owner will be subject to all elections made under the prior contract and will be placed in the same "phase" under the Contract. In order to restore a Benefit Base under the Contract, the IRA Owner must (i) invest the covered fund proceeds under the old contract in comparable Covered Fund(s) in the Contract, and (ii) submit a request, in Good Order, to restore the Benefit Base.

After the initial Benefit Base is established:

- We ***increase*** the Covered Fund's Benefit Base on a dollar-for-dollar basis each time you make a Contribution to the Covered Fund.
- We ***decrease*** the Covered Fund's Benefit Base on a proportionate basis each time you make an Excess Withdrawal from the Covered Fund. (Because Excess Withdrawals reduce your Benefit Base by the same proportion as the Excess Withdrawal to your Covered Fund Value, Excess Withdrawals may decrease your Benefit Base by more than the amount you withdraw. For more information on the proportionate impact of Excess Withdrawals, please see *Excess Withdrawals During the Accumulation Phase*, below, and *Effect of Excess Withdrawals During the Withdrawal Phase*, below.)
- On each Ratchet Date (described below), we will ***increase*** the Covered Fund's Benefit Base to equal the current Covered Fund Value if the Covered Fund Value is greater than the Benefit Base (which will then reflect positive Covered Fund performance.)

***A few things to keep in mind regarding the Benefit Base:***

- The Benefit Base is used only for purposes of calculating your Installment Payments during the Withdrawal Phase and the Settlement Phase. It has no other purpose. **The Benefit Base does not provide and is not available as a cash value or settlement value.**
- It is important that you do not confuse the Benefit Base with the Covered Fund Value.



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**Covered Fund Value**

The Covered Fund Value is the value of assets allocated to a Variable Account invested in a Covered Fund. The Covered Fund Value increases or decreases in the same manner as other mutual fund value. For example, reinvested dividends, settlements, and positive Covered Fund performance (including capital gains) will increase the Covered Fund Value. Fees and expenses associated with the Covered Fund, including the asset-based Variable Asset Charge, and negative Covered Fund performance (including capital losses) will decrease Covered Fund Value.

The Covered Fund Value will also increase each time you make additional Contributions, and will decrease each time you withdraw Covered Fund Value, such as through payment of the Guarantee Benefit Fee or as a result of distributions, Excess Withdrawals, or Installments.

The Covered Fund Value is not affected by any Ratchet or Reset of the Benefit Base (described below).

**Benefit Base**

The Benefit Base is separate from the Covered Fund Value. **It is not a cash value.** Rather, it is used to calculate GAWs during the Withdrawal Phase and the Settlement Phase. The Contractowner's Benefit Base and Covered Fund Value may not be equal to one another. In the event of a distribution from a retirement plan in which the Contractowner was invested in a Great-West approved GLWB, the Contractowner may be able to restore his or her Benefit Base established in such retirement plan by rolling over the proceeds from the distribution directly into the Contract.

Each Covered Fund has its own Benefit Base. The initial Benefit Base for the Balanced Fund is established on your Election Date. The initial Benefit Base for any Lifetime Fund is established on the GLWB Trigger Date. The initial Benefit Base will equal the Covered Fund Value on the date it is established.

In the event of a distribution from a tax-deferred retirement plan established under Section 401(a), 403(a), 403(b), or governmental 457 (b) of the Code (each a "tax-deferred retirement plan"), under which the IRA Owner was invested in a Great-West approved GLWB benefit, the IRA Owner can proportionately restore his or her Benefit Base established in such a tax-deferred retirement plan by rolling over those eligible proceeds directly into an IRA and the Contract. Additionally, if an IRA Owner was invested in another contract with a Great-West approved GLWB benefit under an IRA or an individual retirement annuity, the IRA Owner can convert the IRA Owner's Benefit Base under such contract and restore the respective Benefit Base under the Contract by transferring the proceeds directly into the Contract as permitted under the Code.

If a Benefit Base is restored under the Contract, the IRA Owner will be subject to all elections made under the prior contract and will be placed in the same "phase" under the Contract. In order to restore a Benefit Base under the Contract, the IRA Owner must (i) invest the covered fund proceeds under the old contract in comparable Covered Fund(s) in the Contract; and (ii) submit a request, in Good Order, to restore the Benefit Base.

After the initial Benefit Base is established:

- We ***increase*** the Covered Fund's Benefit Base on a dollar-for-dollar basis each time you make a Contribution to the Covered Fund.
- We ***decrease*** the Covered Fund's Benefit Base on a proportionate basis each time you make an Excess Withdrawal from the Covered Fund. (Because Excess Withdrawals reduce your Benefit Base by the same proportion as the Excess Withdrawal to your Covered Fund Value, Excess Withdrawals may decrease your Benefit Base by more than the amount you withdraw. For more information on the proportionate impact of Excess Withdrawals, please see *Excess Withdrawals During the Accumulation Phase*, below, and *Effect of Excess Withdrawals During the Withdrawal Phase*, below.)
- On each Ratchet Date (described below), we will ***increase*** the Covered Fund's Benefit Base to equal the current Covered Fund Value if the Covered Fund Value is greater than the Benefit Base (which will then reflect positive Covered Fund performance.)

***A few things to keep in mind regarding the Benefit Base:***

- The Benefit Base is used only for purposes of calculating your Installment Payments during the Withdrawal Phase and the Settlement Phase. It has no other purpose. **The Benefit Base does not provide and is not available as a cash value or settlement value.**
- It is important that you do not confuse the Benefit Base with the Covered Fund Value.

- During the Accumulation Phase and the Withdrawal Phase, the Benefit Base will be re-calculated each time you make a Contribution or you take an Excess Withdrawal, as well as on an annual basis as described below, which is known as the Ratchet Date.
- The maximum Benefit Base is $5,000,000.

**Subsequent Contributions to Your Contractowner Account**

You may make additional Contributions at any time during the Accumulation Phase. Subject to the requirements of federal tax law, additional Contributions may be made by cash deposit, transfers from other IRAs, or rollovers from certain retirement accounts. All additional Contributions made to a Covered Fund after the initial Benefit Base is established will increase the Benefit Base dollar- for-dollar on the date the Contribution is made. We do not consider the reinvestment of dividends or capital gains to be Contributions; however, they will increase the Covered Fund Value.

Great-West reserves the right to refuse additional Contributions at any time at our discretion. If Great-West refuses additional Contributions, you will retain all other rights under the GLWB.

**Ratchet Date Adjustments to the Benefit Base**

During the Accumulation Phase, the Benefit Base for each Covered Fund will be evaluated and, if necessary, adjusted on an annual basis. This is known as the Ratchet Date and it occurs on the anniversary of day that the initial Benefit Base is established. With respect to the Balanced Fund and any Lifetime Fund whose target date was no more than 10 years from your Election Date, the Ratchet Date will be the anniversary of your Election Date. With respect to all other Lifetime Funds, once the GLWB begins to accrue for a Lifetime Fund in which you are invested, the Ratchet Date associated with the Lifetime Fund will occur on the first day of the year. It is important to be aware that even though the Covered Fund Value may increase throughout the year due to dividends, capital gains, or settlements from the underlying Covered Fund, the Benefit Base will not similarly increase until the next Ratchet Date. Unlike Covered Fund Value, the Contractowner's Benefit Base will never decrease solely due to negative Covered Fund performance.

On each Ratchet Date during the Accumulation Phase, the Benefit Base is automatically adjusted ("ratcheted") to the greater of: (a) the current Benefit Base; or (b) the current Covered Fund Value.

**Excess Withdrawals During the Accumulation Phase**

During the Accumulation Phase, any withdrawals you make from the Covered Funds will be categorized as Excess Withdrawals, including withdrawals to comply with Contribution limits or minimum required distributions under the Code, and including Transfers from one Covered Fund to another Covered Fund.

You should carefully consider the effect of an Excess Withdrawal on both the Benefit Base and the Covered Fund Value during the Accumulation Phase, as this may affect your future benefits under the GLWB. In the event you decide to take an Excess Withdrawal, as discussed below, the Covered Fund Value will be reduced dollar-for-dollar in the amount of the Excess Withdrawal. The Benefit Base will be reduced at the time the Excess Withdrawal is made by the ratio of the Covered Fund Value immediately after the Excess Withdrawal to the Covered Fund Value immediately before the Excess Withdrawal. Consequently, the Benefit Base could be reduced by more than the amount of the withdrawal.

***Numerical Example***

Covered Fund Value before the Excess Withdrawal adjustment = $50,000
Benefit Base = $100,000
Excess Withdrawal amount: $10,000

Covered Fund Value after adjustment = $50,000 - $10,000 = $40,000 Covered
Fund Value adjustment = $40,000/$50,000 = 0.80
Adjusted Benefit Base = $100,000 x 0.80 = $80,000



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**Transfers**

Transfers of Contract Value between Variable Accounts that invest in Covered Funds or to other IRA investments are treated as withdrawals -- which during the Accumulation Phase are all treated as Excess Withdrawals -- from the Covered Funds from which the Transfers are taken and Contributions to the Covered Funds to which the Transfers are made. In the event of an Excess Withdrawal, the amount deducted from the Benefit Base of the Covered Fund from which the Transfer is taken may be more than the addition to the Benefit Base of the Covered Fund to which the Transfer is made. In the example of the Excess Withdrawal of $10,000.00 provided above, the reduction of the Benefit Base is $20,000.00. If the $10,000.00 were Transferred to another Covered Fund, the Transfer would result in only a $10,000.00 addition to the Benefit Base of the Covered Fund receiving the Transfer. A Contractowner who Transfers Contract Value out of a Covered Fund is prohibited from making any Transfer into the same Covered Fund for period of at least ninety (90) calendar days.

Great-West reserves the right to limit the number of Transfers, or to set a minimum Transfer amount. Any such restrictions will be communicated to Contractowners.

**Death During the Accumulation Phase**

If the Contractowner dies during the Accumulation Phase, then the GLWB will terminate and the Contract Value will be paid to the beneficiary in a lump sum or in accordance with the terms of the beneficiary's election. A beneficiary that is the Spouse of the Contractowner may roll over the Contract Value to an individual retirement account or annuity that offers a Great-West approved GLWB feature, if available. In this situation, the individual retirement account or annuity will not restore the Contractowner's Benefit Base, but will establish a new Benefit Base calculated by reference to the Contract Value allocated to each Covered Fund.

If the Contractowner dies during the Accumulation Phase, the beneficiary cannot establish or maintain a Benefit Base and cannot start GAWs under the Contract. If the Contractowner dies, Great-West will continue to assess the Guarantee Benefit Fee until Great-West is notified of the Contractowner's death.

As required by Section 72 of the Code, distributions must be made from the Contract upon the death of the Contractowner. For this purpose, where the Contractowner is a non-natural person, the death of the IRA Owner will be treated as the death of the Contractowner.

- If the Contractowner dies before the annuity starting date, all amounts under the Contract must be distributed within five years of the Contractowner's death unless the beneficiary chooses to begin payments over the beneficiary's life or life expectancy beginning within one year of the Contractowner's death. Alternatively, a surviving Spouse may elect to treat the Contract as his or her own.
- If a Contractowner dies after the annuity starting date, payments must continue to be made at least as rapidly as during the Contractowner's life.

## The Withdrawal Phase

The Withdrawal Phase begins when the Contractowner elects to receive GAWs under the Contract. The Withdrawal Phase continues until the Covered Fund Value reaches zero and the Settlement Phase begins.

The Withdrawal Phase cannot begin until all Covered Persons attain age 55. Distributions prior to age 59½ may be subject to a penalty tax. Installments will not begin until Great-West receives appropriate and satisfactory information verifying the age of the Covered Person(s).

In order to initiate the Withdrawal Phase, the Contractowner must submit a written Request to Great-West.

Any distributions taken before all Covered Persons under the GLWB attain age 55 will be considered Excess Withdrawals and will be deducted from the Covered Fund Value and Benefit Base, as described above.

**Installments**

It is important that you understand how the GAW is calculated because it will affect the benefits you receive under the GLWB. After you elect to receive GAWs and we verify the age of the Covered Person(s), we will determine the amount of the GAW.



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Any additional Contributions made after the initial Benefit Base is established will increase the Benefit Base dollar-for-dollar on the date the Contribution is made.

During the Withdrawal Phase, the Benefit Base will receive an annual adjustment or "ratchet" just as it did during the Accumulation Phase. The Ratchet Date will be the anniversary of Initial Installment Date for all the Covered Funds, which may be different from the Ratchet Date during the Accumulation Phase, which occurs either on the anniversary of the Election Date or the first day of the year.

Just like during the Accumulation Phase, the Benefit Base will be automatically adjusted on an annual basis, on the Ratchet Date, to the greater of: (a) the current Benefit Base; or (b) the current Covered Fund Value. In addition, we will review your GAW each year using your current Covered Fund Value and Attained Age GAW% and, if the result is a higher Installment amount, reset your GAW to the higher amount (see *"Automatic Resets of the GAW% During the Withdrawal Phase"* section below). You should always keep in mind that while Installments during the Withdrawal Phase do not reduce the Benefit Base, they will reduce your Contract Value on a dollar-for-dollar basis.

When you enter the Withdrawal Phase, we will provide guidance on the maximum GAW payment that will not result in an Excess Withdrawal. But you are responsible for determining the amount of your GAW payment. You may take less than the maximum GAW payment or suspend your GAW payments after they have commenced. You may receive the missed payments by submitting a Request with no less than 30 calendar days advance notice. Each year, you may receive up to your GAW amount without causing an Excess Withdrawal. However, please note that if you elect to receive less than your GAW, you may receive the balance of your GAW for that year with no adverse consequences, provided you receive the missed payment(s) before your next Ratchet Date. You cannot receive the remaining GAW amount after the next Ratchet Date without risking an Excess Withdrawal. All Requests regarding GAW payments must be submitted in writing.

**Calculation of Installment Amount**

The GAW% is initially based on the age of the Covered Person(s) as of the date we calculate the first Installment. If there are two Covered Persons the percentage is based on the age of the younger Covered Person.

The GAW is based on a percentage of the Benefit Base pursuant to the following schedule:

| Sole Covered Person | Joint Covered Person |
|---|---|
| 4.0% for life at ages 55-64 | 3.5% for youngest joint life at ages 55-64 |
| 5.0% for life at ages 65-69 | 4.5% for youngest joint life at ages 65-69 |
| 6.0% for life at ages 70-79 | 5.5% for youngest joint life at ages 70-79 |
| 7.0% for life at ages 80+ | 6.5% for youngest joint life at ages 80+ |

The GAW will then be calculated by multiplying the Benefit Base by the GAW%. The maximum amount of the Installment equals the GAW divided by the number of payments that the Contractowner elects to receive each year. Each subsequent year, we will recalculate the GAW based on the Covered Fund Value as of the Ratchet Date and the GAW% for the Contractowner's, or the younger joint Covered Person's, Attained Age on the Ratchet Date.

Any election which affects the calculation of the GAW is irrevocable. Please consider all relevant factors when making an election to begin the Withdrawal Phase. For example, an election to begin receiving Installments based on a sole Covered Person cannot subsequently be changed to joint Covered Persons once the Withdrawal Phase has begun. Similarly, an election to receive Installments based on joint Covered Persons cannot subsequently be changed to a sole Covered Person, nor may the beneficiary designation of a joint election be changed.

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Any additional Contributions made after the initial Benefit Base is established will increase the Benefit Base dollar-for-dollar on the date the Contribution is made.

During the Withdrawal Phase, the Benefit Base will receive an annual adjustment or "ratchet" just as it did during the Accumulation Phase. The Ratchet Date will be the anniversary of Initial Installment Date for all the Covered Funds, which may be different from the Ratchet Date during the Accumulation Phase, which occurs either on the anniversary of the Election Date or the first day of the year.

Just like during the Accumulation Phase, the Benefit Base will be automatically adjusted on an annual basis, on the Ratchet Date, to the greater of: (a) the current Benefit Base; or (b) the current Covered Fund Value. In addition, we will review your GAW each year using your current Covered Fund Value and Attained Age GAW% and, if the result is a higher Installment amount, reset your GAW to the higher amount (see *"Automatic Resets of the GAW% During the Withdrawal Phase"* section below). You should always keep in mind that while Installments during the Withdrawal Phase do not reduce the Benefit Base, they will reduce your Contract Value on a dollar- for-dollar basis.

When you enter the Withdrawal Phase, we will provide guidance on the maximum GAW payment that will not result in an Excess Withdrawal. But you are responsible for determining the amount of your GAW payment. You may take less than the maximum GAW payment or suspend your GAW payments after they have commenced. You may receive the missed payments by submitting a Request with no less than 30 calendar days advance notice. Each year, you may receive up to your GAW amount without causing an Excess Withdrawal. However, please note that if you elect to receive less than your GAW, you may receive the balance of your GAW for that year with no adverse consequences, provided you receive the missed payment(s) before your next Ratchet Date. You cannot receive the remaining GAW amount after the next Ratchet Date without risking an Excess Withdrawal. All Requests regarding GAW payments must be submitted in writing.

**Calculation of Installment Amount**

The GAW% is initially based on the age of the Covered Person(s) as of the date we calculate the first Installment. If there are two Covered Persons the percentage is based on the age of the younger Covered Person.

The GAW is based on a percentage of the Benefit Base pursuant to the following schedule:

| **Sole Covered Person** | **Joint Covered Person** |
|---|---|
| 4.0% for life at ages 55-64 | 3.5% for youngest joint life at ages 55-64 |
| 5.0% for life at ages 65-69 | 4.5% for youngest joint life at ages 65-69 |
| 6.0% for life at ages 70-79 | 5.5% for youngest joint life at ages 70-79 |
| 7.0% for life at ages 80+ | 6.5% for youngest joint life at ages 80+ |

The GAW will then be calculated by multiplying the Benefit Base by the GAW%. The maximum amount of the Installment equals the GAW divided by the number of payments that the Contractowner elects to receive each year. Each subsequent year, we will recalculate the GAW based on the Covered Fund Value as of the Ratchet Date and the GAW% for the Contractowner's, or the younger joint Covered Person's, Attained Age on the Ratchet Date.

Any election which affects the calculation of the GAW is irrevocable. Please consider all relevant factors when making an election to begin the Withdrawal Phase. For example, an election to begin receiving Installments based on a sole Covered Person cannot subsequently be changed to joint Covered Persons once the Withdrawal Phase has begun. Similarly, an election to receive Installments based on joint Covered Persons cannot subsequently be changed to a sole Covered Person, nor may the beneficiary designation of a joint election be changed.



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**Installment Frequency Options**

The Contractowner may elect to receive installments on the following intervals:

(a) Annual - the GAW will be paid on the Initial Installment Date and each anniversary thereafter.
(b) Semi-Annual - half of the GAW will be paid on the Initial Installment Date and in Installments every 6 month anniversary thereafter.
(c) Quarterly - one quarter of the GAW will be paid on the Initial Installment Date and in Installments every 3 month anniversary thereafter.
(d) Monthly - one-twelfth of the GAW will be paid on the Initial Installment Date and in Installments every monthly anniversary thereafter.

During the Withdrawal Phase, the Contractowner may Request to change the frequency of Installments at any time before the Settlement Phase by providing Great-West with at least 30 calendar days advance notice. The frequency of Installments cannot be changed during the Settlement Phase.

**Lump Sum Distribution Option**

At any time during the Withdrawal Phase, if you are receiving Installments more frequently than annually, you may elect to take a lump sum distribution up to the remaining scheduled amount of the GAW for that year.

***Numerical Example of Lump Sum Distribution***
Assume the following:
GAW = $4,800 with a monthly distribution of $400
Three monthly Installments have been made (3 x $400 = $1,200)
Remaining GAW = GAW - paid Installments to date = $4,800 - $1,200 = $3,600
So, a lump sum distribution of $3,600 may be taken.

**Suspending and Re-Commencing Installments After a Lump Sum Distribution**

After a lump sum distribution, you are responsible for submitting a written Request to suspend the remaining Installments that are scheduled to be paid during the year until the next Ratchet Date. If you do not suspend the remaining Installments for the year, an Excess Withdrawal may occur. After suspending Installments, you must provide Great-West with at least 30 calendar days' notice in order to recommence Installment payments. The Ratchet Date will not change if Installments are suspended.

**Automatic Resets of the GAW% During the Withdrawal Phase**

Each year we will recalculate the GAW based on the Covered Fund Value as of the Ratchet Date and the GAW% for the Contractowner's, or the younger joint Covered Person's, Attained Age on the Ratchet Date, and, if the result is higher than the current GAW, reset the GAW. Your new GAW will appear on the statement of your Contract Value, which you will receive at least annually. In addition, you may access this information at any time on Great-West's website. Great-West will not increase Installments to reflect a Reset unless directed to do so by the Contractowner. But, as discussed further below, an Excess Withdrawal may result in an automatic reduction of your Installments.

***If*** (Attained Age GAW%) x (Covered Fund Value as of Ratchet Date) ***is greater than***
(Current GAW%) x (Current Benefit Base)

***Then*** (Attained Age GAW%) x (Covered Fund Value as of Ratchet Date) ***becomes new GAW and***
(Covered Fund Value) = (New Benefit Base)

***Numerical Example When Reset is Beneficial:***
Age at Initial Installment Date: 60
Attained Age: 70
Covered Fund Value = $120,000
Current Benefit Base = $125,000
Current GAW% before Ratchet Date: 4%
Attained Age GAW% after Ratchet Date: 6%



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(Current GAW%) x (Current Benefit Base) = 4% x $125,000 = $5,000
(Attained Age GAW%) x (Covered Fund Value) = 6% x $120,000 = $7,200

*So* New GAW Amount is $7,200
New Benefit Base is $120,000
New GAW% is 6%

***Numerical Example When Reset is NOT Beneficial:***
Age at Initial Installment Date: 60
Attained Age: 70
Covered Fund Value = $75,000
Current Benefit Base = $125,000
Current GAW % before Ratchet: 4%
Attained Age GAW% after Ratchet Date: 6%

(Current GAW %) x (Current Benefit Base) = 4% x $125,000 = $5,000
(Attained age withdrawal %) x (Covered Fund Value) = 6% x $75,000 = $4,500

*So* Because $4,500 is less than current GAW of $5,000, no Reset

**Effect of Excess Withdrawals During the Withdrawal Phase**

Excess Withdrawals will reduce your guaranteed payment by reducing the Benefit Base on which the payment is calculated. Generally, unless Great-West requests the withdrawal or Transfer, an Excess Withdrawal may occur either as a result of a total or partial surrender of your Contract Value or as a result of a withdrawal that occurs when you Transfer Covered Fund Value from one Covered Fund to another. Any withdrawal taken before the Withdrawal Phase of the Contract is an Excess Withdrawal. After the Withdrawal Phase begins, an Excess Withdrawal is any withdrawal that exceeds your GAW. Excess Withdrawals will have a particularly large impact on your guaranteed payments during any period when the Benefit Base is greater than your Covered Fund Value due to negative Covered Fund performance. Because the Excess Withdrawal reduces your Benefit Base by the same proportion as the Excess Withdrawal to your Covered Fund Value, the Excess Withdrawal will decrease your Benefit Base by more than the amount you withdraw. Taking Excess Withdrawals, therefore, can significantly reduce or even eliminate the guaranteed payments to which you are otherwise entitled under the GLWB.

After the Initial Installment Date, to the extent a distribution or Transfer (when combined with Installments and all other distributions and Transfers that occurred during the applicable 12 month period ending on a Ratchet Date) is greater than the GAW, then any such amounts greater than the GAW will be considered an Excess Withdrawal. The Benefit Base will be adjusted by the ratio of the new Covered Fund Value (after the Excess Withdrawal) to the previous Covered Fund Value (after the GAW).

If an Excess Withdrawal occurs, the GAW and current Benefit Base will be adjusted on the next Ratchet Date.

***Numerical Example:***
*Covered Fund Value before GAW = $55,000*
*Benefit Base = $100,000*
*GAW %: 5%*
*GAW Amount = $100,000 x 5% = $5,000*

Total annual withdrawal: $10,000
Excess Withdrawal = $10,000 - $5,000 = $5,000
Covered Fund Value after GAW = $55,000 - $5,000 = $50,000
Covered Fund Value after Excess Withdrawal = $50,000 - $5,000 = $45,000
Covered Fund Value Adjustment due to Excess Withdrawal = $45,000/$50,000 = 0.90
Adjusted Benefit Base = $100,000 x 0.90 = $90,000
Adjusted GAW Amount (assuming no Benefit Base increase on succeeding Ratchet Date) = $90,000 x 5% = $4,500

If you take an Excess Withdrawal, we will automatically reduce your Installments after your next Ratchet Date to a level that will not result in an Excess Withdrawal. We will not make any adjustments to remaining Installments prior to your next Ratchet Date. You are responsible for suspending your remaining Installments if you want to avoid any further Excess Withdrawals.

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Withdrawals taken during the Withdrawal Phase to meet required minimum distribution (RMD) requirements will not be treated as Excess Withdrawals to the extent that the RMD is attributable to Covered Fund Value, which is the proportional amount of Contract Value that is invested in the Covered Funds, and the RMD election is based on life expectancy. Please see the examples below. In the event of a dispute about the proportion of the RMD amount that is attributable to Covered Fund Value, our determination will govern. If you own a Roth IRA, you are not required to receive RMDs from your Roth IRA during your life. You should consult a qualified tax advisor regarding withdrawals to satisfy your RMD amount and other tax implications of RMD withdrawals.

If a Contractowner Requests a distribution or Transfer over the telephone, Great-West will advise the Contractowner that Excess Withdrawals could reduce future benefits by more than the dollar amount of the Excess Withdrawal and that the Contractowner may Request that Great-West determine whether, as of the date of the Request, the Requested distribution or Transfer would be considered an Excess Withdrawal and/or advise the maximum amount that he or she could receive prior to the distribution or Transfer being considered an Excess Withdrawal. Alternatively, if a Contractowner makes a Request in writing, Great-West will advise the Contractowner that Excess Withdrawals could reduce future benefits by more than the dollar amount of the Excess Withdrawal and that the Contractowner may contact Great-West by telephone to determine whether, as of the date of the Request, the Requested distribution or Transfer would be considered an Excess Withdrawal. The actual dollar effect of such distribution or Transfer will be determined as of the date that Great-West receives the Request, subject to the terms set forth in the written Request.

***RMD Numerical Example #1:***

- Total IRA account value = $100,000
- Covered Fund Value = $50,000 (50% of total account value)
- IRA account value held in other investments = $50,000 (50% of total account value)
- GAW = $2,500
- Total RMD attributable to the IRA = $3,000
- RMD attributable to the Covered Fund = $3,000 x 0.50 = $1,500

Under these circumstances, the Contractowner may take the full $2,500 GAW, but the remaining $500 needed for RMDs would be considered an Excess Withdrawal if taken from the Covered Fund. To avoid the Excess Withdrawal, the Contractowner would need to take the remaining $500 RMD from the Contractowner's other assets in the IRA.

***RMD Numerical Example #2:***

- Total IRA account value = $100,000
- Covered Fund Value = $50,000 (50% of total account value)
- IRA account value held in other investments = $50,000 (50% of total account value)
- GAW = $2,500
- Total RMD attributable to the IRA = $6,200
- RMD attributable to the Covered Fund = $6,200 x 0.50 = $3,100

Under these circumstances, the Contractowner may take the full $2,500 GAW and may take an additional $600 for RMDs out of the Covered Fund - this additional $600 needed for RMDs would not be considered an Excess Withdrawal. In order to satisfy the remaining $3,100 in RMDs without taking an Excess Withdrawal, the Contractowner would need to withdraw the remaining $3,100 from other assets in the IRA.

You should consult a qualified tax advisor regarding withdrawals to satisfy your RMD amount and other tax implications of RMD withdrawals during the Accumulation Phase of the Contract.

Important Note: Notwithstanding the foregoing description of the effects of Excess Withdrawals during the withdrawal phase, generally any withdrawal or Transfer you make that is specifically requested or mandated by Great-West shall not be considered an Excess Withdrawal. However, in the event Great-West sends you advance notice of the elimination of a Covered Fund with a proposed comparable replacement Covered Fund, and you instead choose to transfer your account balance in the eliminated Covered Fund to a Covered Fund that is not the comparable fund offered by Great-West as a replacement Covered Fund, you will lose your Benefit Base in the eliminated Covered Fund upon such transfer.

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**Death During the Withdrawal Phase**

***If the Contractowner Dies After the Initial Installment Date as a Sole Covered Person.***

If the Contractowner dies after the Initial Installment Date without a joint Covered Person, the GLWB will terminate and no further Installments will be paid. The remaining Contract Value shall be distributed in accordance with the Code and the terms of the Contract. A beneficiary is not entitled to start or continue to receive GAWs under the Contract.

***If the Contractowner Dies After the Initial Installment Date while Joint Covered Person is Living.***

Upon the Contractowner's death after the Initial Installment Date, and while the joint Covered Person is still living, the joint Covered Person/beneficiary will continue to receive Installments based on the Contractowner's original election until his or her death, if permitted by the Code. Installments may continue to be paid to the surviving Covered Person based on the GAW% for joint Covered Persons as described above. After the joint Covered Person's death, the GLWB will terminate, no further Installments will be paid, and any remaining Contract Value will be distributed in accordance with the Code and the terms of the Contract.

Alternatively, the surviving Covered Person may elect to receive his or her portion of the Covered Fund Value as a lump sum distribution or to roll over the Covered Fund Value to an IRA that offers a Great-West approved GLWB feature, if available.

Any election made by the beneficiary or Covered Person is irrevocable.

## The Settlement Phase

The Settlement Phase begins when the Covered Fund Value has reduced to zero as a result of negative Covered Fund performance, the Guarantee Benefit Fee, certain other extra-contractual IRA fees that are not directly associated with the Contract, such as custodian fees or advisory fees, and/or GAWs, provided the Benefit Base is still positive. It is also important to understand that the Settlement Phase is the first time that Great-West uses its own assets to pay Installments to the Contractowner. During the Withdrawal Phase, the GAWs are made from the Contract Value.

Installments continue for the life of the Contractowner (and the surviving Covered Person, if any) under the terms of the GLWB, but the Contractowner will have no other rights or benefits under the Contract with respect to the GLWB associated with that particular Covered Fund. The Contractowner may not make any additional Contributions once the Settlement Phase begins. Distributions and Transfers are not permitted during the Settlement Phase. Installments will continue in the same frequency as previously elected, and cannot be changed during the Settlement Phase.

You will receive the maximum Installments during the Settlement Phase. Consequently, Installments may increase if you had been receiving less than the maximum Installments. During the Settlement Phase, the Guarantee Benefit Fee will not be deducted from the Installments.

When the last Covered Person dies during the Settlement Phase, the GLWB will terminate and no payments will be made to the beneficiary.

## Divorce Provisions Under the GLWB

In the event of a divorce whose decree affects the GLWB, we will require written notice of the divorce in a manner acceptable to us and a copy of the applicable DRO. A DRO is a domestic relations order that creates or recognizes the existence of a former Spouse's right to receive all or a portion of the benefits payable with respect to a Contractowner. A DRO may also assign a former Spouse the right to receive these benefits.

Depending on which phase the GLWB is in when we receive the DRO, the benefits of the GLWB will be altered to comply with the DRO. The former Spouse under the DRO may make certain elections during the Accumulation or Withdrawal Phases. Any elections made by the former Spouse are irrevocable. To the extent that a former Spouse becomes a Contractowner, he or she will be subject to all terms and conditions of the Contract and the Code.



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**During the Accumulation Phase**

Great-West will make payments to the former Spouse and/or enter into a new Contract with the former Spouse named in a DRO approved during the Accumulation Phase. The former Spouse is responsible for submitting a Request to begin distributions in accordance with the Code.

A former Spouse may choose to become a new Contractowner either by (i) maintaining the current Benefit Base of the Contractowner, divided pursuant to the terms of the DRO, or (ii) establishing a new Benefit Base equal to the current Covered Fund Value on the date he or she enters into a new Contract. If a former Spouse elects to maintain the current Benefit Base, the Benefit Base will be divided between the Contractowner and the former Spouse in the same proportion as their respective Covered Fund Values pursuant to the terms of the DRO. Alternatively, a former Spouse may elect to receive a lump sum payment of the applicable portion of the Covered Fund Value in accordance with the DRO. If the former Spouse elects to begin GAWs in accordance with this Contract, the former Spouse will become the single Covered Person and will be subject to the Code. The former Spouse cannot select a joint Covered Person.

Any election made by a former Spouse described in this section is irrevocable.

**During the Withdrawal Phase**

Great-West will make payment to the former Spouse or enter into a new Contract with the former Spouse named in a DRO approved during the Withdrawal Phase. The former Spouse is responsible for submitting a Request to begin distributions in accordance with the Code.

***If there is a Sole Covered Person***

Pursuant to the instructions in the DRO, the Benefit Base, GAW, and the respective Covered Fund Values as of the effective date of the DRO will be divided in the proportion specified in the DRO. The Contractowner may continue to receive his or her proportion of the GAWs after the GLWB is split.

The former Spouse may choose to become a new Contractowner either by (i) maintaining the current Benefit Base of the Contractowner in the Accumulation Phase, divided pursuant to the terms of the DRO, or (ii) establishing a new Benefit Base in the Accumulation Phase that equals the Covered Fund Value on the date he or she enters into a new Contract. If the former Spouse elects to maintain the current Benefit Base, the Benefit Base will be divided between the Contractowner and the former Spouse in the same proportion as their respective Covered Fund Values pursuant to the terms of the DRO. Alternatively, a former Spouse may elect to receive a lump sum payment of the applicable portion of the Covered Fund Value in accordance with the DRO. If the former Spouse elects to begin GAWs, the former Spouse will become the single Covered Person, subject to the requirements of the Contract and the Code. The former Spouse cannot select a joint Covered Person.

***If there are two Covered Persons***

Pursuant to the instructions in the DRO, the Benefit Base, GAW, and the respective Covered Fund Values as of the effective date of the DRO will be divided in the proportion specified in the DRO. The Contractowner may continue to receive his or her proportion of the GAWs after the GLWB is split, based on the amounts calculated pursuant to the joint Covered Person GAW%, but the Contractowner cannot select a new joint Covered Person. If there is no DRO, the Contractowner will continue to receive the GAWs for his or her life but GAWs will not continue for the former Spouse's life because the former Spouse will no longer qualify as a Covered Person.

The former Spouse may elect to become a new Contractowner either by (i) maintaining the current Benefit Base of the Contractowner in the Accumulation Phase, divided pursuant to the terms of the DRO, or (ii) establishing a new Benefit Base in the Accumulation Phase where the Benefit Base equals the Covered Fund Value on the date he or she enters into a new Contract. Alternatively, a former Spouse may elect to receive a lump sum payment of the applicable portion of the Covered Fund Value in accordance with the DRO. If the former Spouse elects to begin GAWs, the former Spouse will receive only the applicable joint Covered Person GAW% set forth in the Contract for the life of the former Spouse. The former Spouse cannot select a joint Covered Person.

Any election made by a former Spouse described in this section is irrevocable.



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### During the Settlement Phase

If a Request in connection with a DRO is approved during the Settlement Phase, Great-West will divide the Installment pursuant to the terms of the DRO, but Installments will not continue beyond the date on which they would have otherwise terminated had the divorce not occurred.

## Effect of Annuitization

If the Contractowner elects to annuitize Covered Fund Value into a fixed annuity prior to the Settlement Phase, the GLWB will terminate and the Guarantee Benefit Fee will not be refunded.

## Requesting Transfers

There is no charge for Transfers. Prior to your Annuity Commencement Date, you can Transfer all or a portion of your Contract Value among the Variable Accounts or to other IRA investments by Request. Great-West reserves the right to limit the number of transfers or set a minimum transfer amount. Please see your Contract for more information.

When Requesting a Transfer, you should consider its impact on your GLWB. A Transfer will result in a withdrawal from the old Covered Fund, which may be treated as an Excess Withdrawal. Excess Withdrawals will reduce the guaranteed payments you receive under the GLWB, particularly when the Excess Withdrawal occurs during periods when the Covered Fund is subject to negative market performance. All withdrawals are treated as Excess Withdrawals during the Accumulation Phase of the GLWB. During the Withdrawal Phase, the sum of your withdrawals in excess of your GAW is an Excess Withdrawal.

Your Transfer Request must specify:

- the amounts being Transferred;
- the Variable Accounts from which the Transfer is to be made; and
- the Variable Accounts or the other IRA investment that will receive the Transfer.

A Transfer will take effect on the later of the date designated in the Request or the Valuation Date when we receive the Transfer Request at our Administrative Offices. Currently, there is no limit on the number of Transfers you can make among the Variable Accounts or IRA investments each calendar year. However, Great-West reserves the right to limit, upon notice, the number of Transfers you can make.

You may make Transfers by telephone or through the Internet. Great-West will use reasonable procedures in monitoring and accepting telephonic and Internet Transfer Requests designed to ensure that those Requests are genuine, such as requiring certain identifying information, tape recording telephone instructions, and providing written confirmation of a transaction. Great-West will not be liable for losses resulting from telephone or Internet Requests reasonably believed to be genuine.

We reserve the right to suspend telephone or Internet transaction privileges at any time, for some or all Contracts, at our discretion, to require that each Transfer Request be made by a separate communication to us or that that each Transfer Request be submitted in writing and signed by you. Transfer Requests by fax will not be accepted. We also reserve the right without prior notice to modify, restrict, suspend or eliminate the Transfer privileges at any time or to impose other restrictions, including, without limitation, that a minimum amount be Transferred or that the full Covered Fund value be Transferred if less than a minimum amount would remain in the Variable Account. Transfers among the Variable Accounts may also be subject to terms and conditions imposed by the Covered Funds. Moving large amounts of money may also cause a substantial increase in Covered Fund transaction costs which you must bear.

## Market Timing and Excessive Trading

The Contracts are intended for long-term investment and not for the purpose of market timing or excessive trading activity. Market timing activity may dilute the interests of Contractowners in the underlying Covered Funds. Market timing generally involves frequent or unusually large Transfers that are intended to take advantage of short-term fluctuations in the value of a Covered Fund's portfolio securities and the reflection of that change in the Covered Fund's share price. In addition, frequent or unusually large Transfers may harm performance by increasing Covered Fund expenses because excessive trading may force the Covered Funds to trade shares of the underlying funds in which they invest more frequently, which would increase the Covered Fund's acquired fund fees and expenses.



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We maintain procedures designed to prevent or minimize market timing and excessive trading (collectively, "prohibited trading") by Contractowners. As part of those procedures, the Covered Funds have instructed us to perform standardized trade monitoring and request reports of the Contractowner's trading activity if prohibited trading is suspected. If a Contractowner's trading activity is determined to constitute prohibited trading, as defined by the applicable Covered Fund, Great-West will notify the Contractowner that a trading restriction will be implemented if the Contractowner does not cease the prohibited trading.

If a Covered Fund determines, or we determine based on the applicable Covered Fund's definition of prohibited trading, that the Contractowner continues to engage in prohibited trading, we will restrict the Contractowner from making Transfers into the identified Covered Fund(s) for the period of time specified by the Covered Fund(s). Restricted Contractowners will be permitted to make Transfers out of the identified Covered Fund(s) to other available Covered Fund(s). When the Covered Fund's restriction period has been met, the Contractowner will automatically be allowed to resume Transfers into the identified Covered Fund(s).

We endeavor to ensure that our procedures are uniformly and consistently applied to all Contractowners, and we do not exempt any persons from these procedures. In addition, we do not enter into agreements with Contractowners whereby we permit prohibited trading.

The Covered Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the Covered Funds should describe any policies and procedures relating to restricting prohibited trading. The frequent trading policies and procedures of a Covered Fund may be different, and more or less restrictive, than the frequent trading policies and procedures of other Covered Funds and the policies and procedures we have adopted to discourage prohibited trading. For example, a Covered Fund may impose a redemption fee. Contractowners should also be aware that we are legally obligated to provide (at the Covered Funds' request) information about each amount you cause to be deposited into an Covered Fund (including by way of premium payments and Transfers under your Contract) or removed from the Covered Fund (including by way of withdrawals and Transfers under your Contract). If a Covered Fund identifies you as having violated the Covered Fund's frequent trading policies and procedures, we are obligated, if the Covered Fund requests, to restrict or prohibit any further deposits or exchanges by you in respect to that Covered Fund. Under rules adopted by the SEC we are required to: (1) enter into a written agreement with each Covered Fund or its principal underwriter that will obligate us to provide to the Covered Fund promptly upon request certain information about the trading activity of individual Contractowners, and (2) execute instructions from the Covered Fund to restrict or prohibit further purchases or Transfers by specific Contractowners who violate the frequent trading policies established by the Covered Fund. Accordingly, if you do not comply with any Covered Fund's frequent trading policies and procedures, you may be prohibited from directing any additional amounts into that Covered Fund or directing any Transfers or other exchanges involving that Covered Fund. You should review and comply with each Covered Fund's frequent trading policies and procedures, which are disclosed in the Covered Funds' current prospectuses.

We may revise our market timing and excessive trading policy and related procedures at our sole discretion, at any time and without prior notice, as we deem necessary or appropriate to comply with state or federal regulatory requirements or to impose additional or alternative restrictions on Contractowners engaging in prohibited trading. In addition, our orders to purchase shares of the Covered Funds are generally subject to acceptance by the Covered Fund, and in some cases a Covered Fund may reject or reverse our purchase order. Therefore, we reserve the right to reject any Contractowner's Transfer Request if our order to purchase shares of the Covered Fund is not accepted by, or is reversed by, an applicable Covered Fund.

Please note that other insurance companies and retirement plans may also invest in the Covered Funds and that those companies or plans may or may not have their own policies and procedures on frequent Transfers. The purchase and redemption orders received by the Covered Funds generally are "omnibus" orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. Omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual owners of variable insurance contracts. The nature of such orders may limit the Covered Funds' ability to apply their respective frequent trading policies and procedures. As a result, there is a risk that the Covered Funds may not be able to detect potential prohibited trading activities in the omnibus orders they receive. We cannot guarantee that the Covered Funds will not be harmed by Transfer activity relating to the retirement plans and/or other insurance companies that invest in the Covered Funds. If the policies and procedures of other insurance companies or retirement plans fail to successfully discourage frequent Transfer activity, it may affect the value of your investments in the Covered Funds.

## Charges and Deductions

Your Contract may offer a grace period following the due date for remittance to Great-West of payments for charges and deductions. During such grace period, if applicable, the Contract will remain in force. Consult your Contract for details regarding applicable grace periods.



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**Variable Asset Charge**

Currently, no Variable Asset Charge applies, but Great-West reserves the right to collect a Variable Asset Charge at an annualized rate of no more than 1.00% of average Contract Value to the Contract. The Variable Asset Charge compensates Great-West for the expense risk it assumes in administering and servicing the Contract and the Separate Account. The Variable Asset Charge is collected through the operation of the Net Investment Factor described in the section titled, Contract Value, above.

We may increase the Variable Asset Charge up to the maximum rate stated in this Prospectus at any time. Any increase in the rate of the Variable Asset Charge up to the maximum rate may apply prospectively either to all assets held in the Contract or only to Contributions made after the increase, as we designate.

If the Variable Asset Charge is not sufficient to cover actual costs and risks assumed, the loss will fall on us. If the charge is greater than our actual costs and risks assumed, it will result in a profit to us.

**Guarantee Benefit Fee**

The Contract assesses a Guarantee Benefit Fee at an annualized rate of no more than 1.50% of the Covered Fund Value. The Guarantee Benefit Fee compensates Great-West for the guarantees provided by the GLWB. It is calculated as a specified percentage of the Covered Fund Value (up to $5 million) and is deducted monthly from your Contract Value by redeeming Accumulation Units in the Variable Accounts. The fee may vary from 0.70% to no more than 1.50% of Covered Fund Value depending on our assessment of a number of factors, including interest rates, volatility, investment returns, mortality and lapse rates. Currently, the fee is 1.20% of Covered Fund Value.

We may increase the Guarantee Benefit Fee up to the maximum rate stated in this Prospectus at any time. Any increase in the rate of the Guarantee Benefit Fee up to the maximum rate may apply prospectively either to all assets held in the Contract or only to Contributions made after the increase, as we designate.

**Contract Maintenance Charge**

We may deduct a Contract maintenance charge from your Contract Value of not more than $100.00 each calendar year. The Contract maintenance charge reimburses us for administrative expenses associated with establishing and maintaining your Contract. If applicable, we will deduct the Contract maintenance charge annually, on the anniversary of your Election Date. The deduction will be pro-rated among the Covered Funds in which you invest.

**Premium Tax Deductions**

Some states or other governmental entities charge Premium Taxes or similar taxes. Great-West is responsible for the payment of any such taxes and reserves the right to deduct the Premium Tax from Contract Values when the tax is due. We will give notice to all Contractowners prior to the imposition of any such deductions from the Contract Values. The applicable Premium Tax rates that states and other governmental entities impose currently range from 0% to 3.5% and are subject to change by the respective state legislatures, by administrative interpretations, or by judicial act. Such Premium Taxes will depend, among other things, on the state of residence of a Contractowner, the insurance tax laws, and the status of Great-West in these states when the Premium Taxes are incurred.

**Other Taxes**

Under present laws, we will incur state or local taxes (in addition to the Premium Tax described above) in several states. No charges are currently deducted for taxes other than the Premium Tax. However, we reserve the right to deduct charges in the future for federal, state, and local taxes or the economic burden resulting from the application of any tax laws that we determine to be attributable to the Contract.

**Expenses of the Covered Funds**

The net asset value of the Covered Funds reflects the deduction of the Covered Funds' fees and deductions, which are described in the prospectus for the respective Covered Fund. You bear these costs indirectly when you allocate to a Variable Account. In addition, one or more of the Covered Funds may impose special transaction fees, such as redemption fees, based on Contractowner activity. If a Covered Fund imposes such a fee, that fee will be deducted from the Contract Value.

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**Custodian or Trustee Service Charges and Fees**

The custodian or trustee of the IRA may separately assess charges and fees as part of the services related to offering the IRA. If applicable, those charges and fees are deducted from assets in the IRA, which may include your Contract Value. Charges and fees for these services are described in the agreement between the IRA Owner and the trustee or custodian.

## Annuity Payment Options

You may elect an Annuity Commencement Date and the form of annuity payments at any time prior to the Settlement Phase. All or a portion of the Contract Value may be applied to an annuity payment option selected by the Contractowner.

You can choose from the annuity payment options described below and any other annuity payment options which Great-West may choose to make available in the future. Annuity payment options are available only on a fixed basis. The amount to be applied to an annuity payment option is: (i) the portion of the Contract Value you elected; less (ii) Premium Tax, if any, as of the Annuity Commencement Date; less (iii) any fees described in your Contract. We will determine your annuity payment by applying the appropriate annuity rate to the portion of your Contract Value you elected to apply to such annuity payment option.

Option 1 - Life Only Annuity

Under a Life Only Annuity, the Annuitant will receive payments beginning on the Annuity Commencement Date and ending with the last payment owed before the Annuitant's death. It would be possible under this option for the Annuitant to receive only one annuity payment if the Annuitant died before the second annuity payment. If the Annuitant dies before the Annuity Commencement Date, the Contract Value shall include the amount applied toward the purchase of the annuity payment option and is payable to the designated beneficiary(ies). The Contract will operate as if the annuity payment option purchase had never occurred; the beneficiary(ies) would receive no annuity payments; and the GLWB would terminate. See "Termination of the GLWB" earlier in this Prospectus.

Option 2 - Joint & Survivor Annuity

Under a Joint & Survivor Annuity, the Annuitant will receive a life only annuity with payments beginning on the Annuity Commencement Date. If the Annuitant dies on or after the Annuity Commencement Date and is survived by the joint Annuitant, in accordance with the Annuitant's election and the terms of the Code and the Plan, a percentage of the Annuitant's annuity payment will become payable to the joint Annuitant in form of a Life Only Annuity. If the Annuitant dies after the Annuity Commencement Date and is not survived by the joint Annuitant, annuity payments will end with the last payment owed before the Annuitant's death. The selection of the joint Annuitant is irrevocable. It would be possible under this option for the Annuitant and the joint Annuitant to receive only one annuity payment if both persons died prior to the date the second annuity payment. If both the Annuitant and joint Annuitant die before the Annuity Commencement Date, the Contract Value also shall include the amount applied toward the purchase of the annuity payment option and is payable to the designated beneficiary(ies). The Contract will operate as if the annuity payment option purchase had never occurred; the designated beneficiary(ies) would receive no annuity payments; and the GLWB would terminate. See "Termination of the GLWB" earlier in this Prospectus.

Other annuity payment options acceptable to Great-West may be offered. Please contact your GWFS representative to determine the annuity payment options available under your Contract.

Annuity payments may be less than payments guaranteed by the GLWB, and participation in the Contract may not be appropriate for You if You plan to annuitize.

## Taxation of the Contract and the GLWB

The following is a general discussion based on our interpretation of current United States federal income tax laws. This discussion does not address all possible circumstances that may be relevant to the tax treatment of a particular Contractowner. It does not address the consequences, if any, of holding a Contract or GLWB under applicable federal estate tax laws or state and local income and inheritance tax laws. You should also be aware that the tax laws may change, possibly with retroactive effect. You should consult your own tax advisor regarding the potential tax implications of purchasing a Contract or GLWB in light of your particular circumstances.

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**Custodian or Trustee Service Charges and Fees**

The custodian or trustee of the IRA may separately assess charges and fees as part of the services related to offering the IRA. If applicable, those charges and fees are deducted from assets in the IRA, which may include your Contract Value. Charges and fees for these services are described in the agreement between the IRA Owner and the trustee or custodian.

## Annuity Payment Options

You may elect an Annuity Commencement Date and the form of annuity payments at any time prior to the Settlement Phase. All or a portion of the Contract Value may be applied to an annuity payment option selected by the Contractowner.

You can choose from the annuity payment options described below and any other annuity payment options which Great-West may choose to make available in the future. Annuity payment options are available only on a fixed basis. The amount to be applied to an annuity payment option is: (i) the portion of the Contract Value you elected; less (ii) Premium Tax, if any, as of the Annuity Commencement Date; less (iii) any fees described in your Contract. We will determine your annuity payment by applying the appropriate annuity rate to the portion of your Contract Value you elected to apply to such annuity payment option.

Option 1 - Life Only Annuity

Under a Life Only Annuity, the Annuitant will receive payments beginning on the Annuity Commencement Date and ending with the last payment owed before the Annuitant's death. It would be possible under this option for the Annuitant to receive only one annuity payment if the Annuitant died before the second annuity payment. If the Annuitant dies before the Annuity Commencement Date, the Contract Value shall include the amount applied toward the purchase of the annuity payment option and is payable to the designated beneficiary(ies). The Contract will operate as if the annuity payment option purchase had never occurred; the beneficiary(ies) would receive no annuity payments; and the GLWB would terminate. See "Termination of the GLWB" earlier in this Prospectus.

Option 2 - Joint & Survivor Annuity

Under a Joint & Survivor Annuity, the Annuitant will receive a life only annuity with payments beginning on the Annuity Commencement Date. If the Annuitant dies on or after the Annuity Commencement Date and is survived by the joint Annuitant, in accordance with the Annuitant's election and the terms of the Code and the Plan, a percentage of the Annuitant's annuity payment will become payable to the joint Annuitant in form of a Life Only Annuity. If the Annuitant dies after the Annuity Commencement Date and is not survived by the joint Annuitant, annuity payments will end with the last payment owed before the Annuitant's death. The selection of the joint Annuitant is irrevocable. It would be possible under this option for the Annuitant and the joint Annuitant to receive only one annuity payment if both persons died prior to the date the second annuity payment. If both the Annuitant and joint Annuitant die before the Annuity Commencement Date, the Contract Value also shall include the amount applied toward the purchase of the annuity payment option and is payable to the designated beneficiary(ies). The Contract will operate as if the annuity payment option purchase had never occurred; the designated beneficiary(ies) would receive no annuity payments; and the GLWB would terminate. See "Termination of the GLWB" earlier in this Prospectus.

Other annuity payment options acceptable to Great-West may be offered. Please contact your GWFS representative to determine the annuity payment options available under your Contract.

Annuity payments may be less than payments guaranteed by the GLWB, and participation in the Contract may not be appropriate for You if You plan to annuitize.

## Taxation of the Contract and the GLWB

The following is a general discussion based on our interpretation of current United States federal income tax laws. This discussion does not address all possible circumstances that may be relevant to the tax treatment of a particular Contractowner. It does not address the consequences, if any, of holding a Contract or GLWB under applicable federal estate tax laws or state and local income and inheritance tax laws. You should also be aware that the tax laws may change, possibly with retroactive effect. You should consult your own tax advisor regarding the potential tax implications of purchasing a Contract or GLWB in light of your particular circumstances.

Comments from page 33 continued on next page

---

"If the Annuitant dies before the Annuity Commencement Date, the Contract Value shall include the amount applied toward the purchase of the annuity payment option and is payable to the designated beneficiary(ies). The Contract will operate as if the annuity payment option purchase had never occurred; the beneficiary(ies) would receive no annuity payments; and the GLWB would terminate. See "Termination of the GLWB" earlier in this Prospectus."

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**Custodian or Trustee Service Charges and Fees**

The custodian or trustee of the IRA may separately assess charges and fees as part of the services related to offering the IRA. If applicable, those charges and fees are deducted from assets in the IRA, which may include your Contract Value. Charges and fees for these services are described in the agreement between the IRA Owner and the trustee or custodian.

## Annuity Payment Options

You may elect an Annuity Commencement Date and the form of annuity payments at any time prior to the Settlement Phase. All or a portion of the Contract Value may be applied to an annuity payment option selected by the Contractowner.

You can choose from the annuity payment options described below and any other annuity payment options which Great-West may choose to make available in the future. Annuity payment options are available only on a fixed basis. The amount to be applied to an annuity payment option is: (i) the portion of the Contract Value you elected; less (ii) Premium Tax, if any, as of the Annuity Commencement Date; less (iii) any fees described in your Contract. We will determine your annuity payment by applying the appropriate annuity rate to the portion of your Contract Value you elected to apply to such annuity payment option.

Option 1 - Life Only Annuity

Under a Life Only Annuity, the Annuitant will receive payments beginning on the Annuity Commencement Date and ending with the last payment owed before the Annuitant's death. It would be possible under this option for the Annuitant to receive only one annuity payment if the Annuitant died before the second annuity payment. If the Annuitant dies before the Annuity Commencement Date, the Contract Value shall include the amount applied toward the purchase of the annuity payment option and is payable to the designated beneficiary(ies). The Contract will operate as if the annuity payment option purchase had never occurred; the beneficiary(ies) would receive no annuity payments; and the GLWB would terminate. See "Termination of the GLWB" earlier in this Prospectus

Option 2 - Joint & Survivor Annuity

Under a Joint & Survivor Annuity, the Annuitant will receive a life only annuity with payments beginning on the Annuity Commencement Date. If the Annuitant dies on or after the Annuity Commencement Date and is survived by the joint Annuitant, in accordance with the Annuitant's election and the terms of the Code and the Plan, a percentage of the Annuitant's annuity payment will become payable to the joint Annuitant in form of a Life Only Annuity. If the Annuitant dies after the Annuity Commencement Date and is not survived by the joint Annuitant, annuity payments will end with the last payment owed before the Annuitant's death. The selection of the joint Annuitant is irrevocable. It would be possible under this option for the Annuitant and the joint Annuitant to receive only one annuity payment if both persons died prior to the date the second annuity payment. If both the Annuitant and joint Annuitant die before the Annuity Commencement Date, the Contract Value also shall include the amount applied toward the purchase of the annuity payment option and is payable to the designated beneficiary(ies). The Contract will operate as if the annuity payment option purchase had never occurred; the designated beneficiary(ies) would receive no annuity payments; and the GLWB would terminate. See "Termination of the GLWB" earlier in this Prospectus.

Other annuity payment options acceptable to Great-West may be offered. Please contact your GWFS representative to determine the annuity payment options available under your Contract.

Annuity payments may be less than payments guaranteed by the GLWB, and participation in the Contract may not be appropriate for You if You plan to annuitize.

## Taxation of the Contract and the GLWB

The following is a general discussion based on our interpretation of current United States federal income tax laws. This discussion does not address all possible circumstances that may be relevant to the tax treatment of a particular Contractowner. It does not address the consequences, if any, of holding a Contract or GLWB under applicable federal estate tax laws or state and local income and inheritance tax laws. You should also be aware that the tax laws may change, possibly with retroactive effect. You should consult your own tax advisor regarding the potential tax implications of purchasing a Contract or GLWB in light of your particular circumstances.



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**Custodian or Trustee Service Charges and Fees**

The custodian or trustee of the IRA may separately assess charges and fees as part of the services related to offering the IRA. If applicable, those charges and fees are deducted from assets in the IRA, which may include your Contract Value. Charges and fees for these services are described in the agreement between the IRA Owner and the trustee or custodian.

## Annuity Payment Options

You may elect an Annuity Commencement Date and the form of annuity payments at any time prior to the Settlement Phase. All or a portion of the Contract Value may be applied to an annuity payment option selected by the Contractowner.

You can choose from the annuity payment options described below and any other annuity payment options which Great-West may choose to make available in the future. Annuity payment options are available only on a fixed basis. The amount to be applied to an annuity payment option is: (i) the portion of the Contract Value you elected; less (ii) Premium Tax, if any, as of the Annuity Commencement Date; less (iii) any fees described in your Contract. We will determine your annuity payment by applying the appropriate annuity rate to the portion of your Contract Value you elected to apply to such annuity payment option.

Option 1 - Life Only Annuity

Under a Life Only Annuity, the Annuitant will receive payments beginning on the Annuity Commencement Date and ending with the last payment owed before the Annuitant's death. It would be possible under this option for the Annuitant to receive only one annuity payment if the Annuitant died before the second annuity payment. If the Annuitant dies before the Annuity Commencement Date, the Contract Value shall include the amount applied toward the purchase of the annuity payment option and is payable to the designated beneficiary(ies). The Contract will operate as if the annuity payment option purchase had never occurred; the beneficiary(ies) would receive no annuity payments; and the GLWB would terminate. See "Termination of the GLWB" earlier in this Prospectus.

Option 2 - Joint & Survivor Annuity

Under a Joint & Survivor Annuity, the Annuitant will receive a life only annuity with payments beginning on the Annuity Commencement Date. If the Annuitant dies on or after the Annuity Commencement Date and is survived by the joint Annuitant, in accordance with the Annuitant's election and the terms of the Code and the Plan, a percentage of the Annuitant's annuity payment will become payable to the joint Annuitant in form of a Life Only Annuity. If the Annuitant dies after the Annuity Commencement Date and is not survived by the joint Annuitant, annuity payments will end with the last payment owed before the Annuitant's death. The selection of the joint Annuitant is irrevocable. It would be possible under this option for the Annuitant and the joint Annuitant to receive only one annuity payment if both persons died prior to the date the second annuity payment. If both the Annuitant and joint Annuitant die before the Annuity Commencement Date, the Contract Value also shall include the amount applied toward the purchase of the annuity payment option and is payable to the designated beneficiary(ies). The Contract will operate as if the annuity payment option purchase had never occurred; the designated beneficiary(ies) would receive no annuity payments; and the GLWB would terminate. See "Termination of the GLWB" earlier in this Prospectus.

Other annuity payment options acceptable to Great-West may be offered. Please contact your GWFS representative to determine the annuity payment options available under your Contract.

Annuity payments may be less than payments guaranteed by the GLWB, and participation in the Contract may not be appropriate for You if You plan to annuitize.

## Taxation of the Contract and the GLWB

The following is a general discussion based on our interpretation of current United States federal income tax laws. This discussion does not address all possible circumstances that may be relevant to the tax treatment of a particular Contractowner. It does not address the consequences, if any, of holding a Contract or GLWB under applicable federal estate tax laws or state and local income and inheritance tax laws. You should also be aware that the tax laws may change, possibly with retroactive effect. You should consult your own tax advisor regarding the potential tax implications of purchasing a Contract or GLWB in light of your particular circumstances.

**In General**

The proper characterization of the Contract and consequences for federal income tax purposes have not been directly addressed in any cases, administrative rulings or other published authorities. *We can give no assurances that the Internal Revenue Service ("IRS") will agree with our interpretations regarding the proper tax treatment of a Contract or GLWB or the effect (if any) of the purchase of a Contract or GLWB on the tax treatment of any transactions in your Contractowner Account, or that a court will agree with our interpretations if the IRS challenges them. You should consult a tax advisor before purchasing a Contract or GLWB.*

**IRAs**

This Contract may be held by a traditional IRA, as defined in Section 408(a) of the Code, or a Roth IRA, as defined in Section 408A of the Code. IRAs permit individuals to make annual contributions of up to the lesser of a specified dollar amount for the year or the amount of compensation includable in the individual's gross income for the year. The contributions to a traditional IRA may be deductible in whole or in part, depending on the individual's income. Certain distributions from retirement plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law. No attempt is made here to provide more than general information about the use of the Contract in connection with an IRA.

Distributions under the Contract may be paid to the IRA, if permitted under the terms of the IRA, or directly to you. Distributions paid to the IRA are not in and of themselves taxable. In the case of distributions from an IRA to you, a ratable portion of the amount received is taxable, generally based on the ratio of your cost basis (if any) to your total accrued benefit under the IRA. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from IRAs. To the extent amounts are not includable in gross income because they have been properly rolled over to another IRA or to another eligible qualified plan, no tax penalty will be imposed. The tax penalty also will not apply to: (a) distributions made on or after the date on which you reach age 59½; (b) distributions following your death or disability (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) distributions that are part of substantially equal periodic payments made not less frequently than annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of your and an eligible designated beneficiary; and (d) certain other distributions specified in the Code. For more details regarding this penalty tax and other exemptions, including those related to COVID-19, that may be applicable, consult a competent tax advisor.

Generally, distributions from a traditional IRA must commence no later than April 1 of the calendar year following the year in which the individual attains age 72 (if the individual was born on or after July 1, 1949) or 70½ (if the individual was born before July 1, 1949). Required distributions must be over a period not exceeding the life or life expectancy of the individual or the joint lives or life expectancies of the individual and his or her eligible designated beneficiary. Distribution requirements also apply to both traditional and Roth IRAs upon the death of the IRA Owner. If the RMDs are not made, a 50% penalty tax is imposed as to the amount not distributed. Distributions from IRAs generally are subject to withholding for the individual's federal income tax liability, subject to the individual's election not to have tax withheld. The withholding rate varies according to the type of distribution and the individual's tax status.

The Coronavirus Aid, Relief and Economic Security (CARES) Act waives the required minimum distribution rules for calendar year 2020 for (1) plans (including 401(k) plans) qualified under Code Section 401, (2) defined contribution plans described in Code Sections 403(a) and 403(b), (3) eligible governmental defined contribution plans described in Code Section 457(b) and (4) Individual Retirement Accounts and Individual Retirement Annuities described in Code Section 408. In addition, distributions which are required to be made in calendar year 2020 by reason of a required beginning date occurring in such calendar year and such distribution not having been made before January 1, 2020 are also waived.

Distributions that are rolled over to an IRA within 60 days are not immediately taxable, however only one such rollover is permitted each year. Beginning in 2015, an individual can make only one rollover of a distribution from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual's IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct transfers from one IRA to another or conversions from a traditional to a Roth IRA.

The Contract provides that upon your death, a surviving Spouse may have certain rights that he or she may elect to exercise. All Contract provisions relating to spousal continuation are available only to a person recognized as a spouse under Federal law. These rights are not available to a party to a registered domestic partnership, civil union, or similar formal relationship recognized under state law that is not denominated a marriage under that state's law. You should consult a tax adviser for more information on this subject.

**GLWB**

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**In General**

The proper characterization of the Contract and consequences for federal income tax purposes have not been directly addressed in any cases, administrative rulings or other published authorities. *We can give no assurances that the Internal Revenue Service ("IRS") will agree with our interpretations regarding the proper tax treatment of a Contract or GLWB or the effect (if any) of the purchase of a Contract or GLWB on the tax treatment of any transactions in your Contractowner Account, or that a court will agree with our interpretations if the IRS challenges them. You should consult a tax advisor before purchasing a Contract or GLWB.*

**IRAs**

This Contract may be held by a traditional IRA, as defined in Section 408(a) of the Code, or a Roth IRA, as defined in Section 408A of the Code. IRAs permit individuals to make annual contributions of up to the lesser of a specified dollar amount for the year or the amount of compensation includable in the individual's gross income for the year. The contributions to a traditional IRA may be deductible in whole or in part, depending on the individual's income. Certain distributions from retirement plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law. No attempt is made here to provide more than general information about the use of the Contract in connection with an IRA.

Distributions under the Contract may be paid to the IRA, if permitted under the terms of the IRA, or directly to you. Distributions paid to the IRA are not in and of themselves taxable. In the case of distributions from an IRA to you, a ratable portion of the amount received is taxable, generally based on the ratio of your cost basis (if any) to your total accrued benefit under the IRA. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from IRAs. To the extent amounts are not includable in gross income because they have been properly rolled over to another IRA or to another eligible qualified plan, no tax penalty will be imposed. The tax penalty also will not apply to: (a) distributions made on or after the date on which you reach age 59½; (b) distributions following your death or disability (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) distributions that are part of substantially equal periodic payments made not less frequently than annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of your and an eligible designated beneficiary; and (d) certain other distributions specified in the Code. For more details regarding this penalty tax and other exemptions, including those related to COVID-19, that may be applicable, consult a competent tax advisor.

Generally, distributions from a traditional IRA must commence no later than April 1 of the calendar year following the year in which the individual attains age 72 (if the individual was born on or after July 1, 1949) or 70½ (if the individual was born before July 1, 1949). Required distributions must be over a period not exceeding the life or life expectancy of the individual or the joint lives or life expectancies of the individual and his or her eligible designated beneficiary. Distribution requirements also apply to both traditional and Roth IRAs upon the death of the IRA Owner. If the RMDs are not made, a 50% penalty tax is imposed as to the amount not distributed. Distributions from IRAs generally are subject to withholding for the individual's federal income tax liability, subject to the individual's election not to have tax withheld. The withholding rate varies according to the type of distribution and the individual's tax status.

The Coronavirus Aid, Relief and Economic Security (CARES) Act waives the required minimum distribution rules for calendar year 2020 for (1) plans (including 401(k) plans) qualified under Code Section 401, (2) defined contribution plans described in Code Sections 403(a) and 403(b), (3) eligible governmental defined contribution plans described in Code Section 457(b) and (4) Individual Retirement Accounts and Individual Retirement Annuities described in Code Section 408. In addition, distributions which are required to be made in calendar year 2020 by reason of a required beginning date occurring in such calendar year and such distribution not having been made before January 1, 2020 are also waived.

Distributions that are rolled over to an IRA within 60 days are not immediately taxable, however only one such rollover is permitted each year. Beginning in 2015, an individual can make only one rollover of a distribution from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual's IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct transfers from one IRA to another or conversions from a traditional to a Roth IRA.

The Contract provides that upon your death, a surviving Spouse may have certain rights that he or she may elect to exercise. All Contract provisions relating to spousal continuation are available only to a person recognized as a spouse under Federal law. These rights are not available to a party to a registered domestic partnership, civil union, or similar formal relationship recognized under state law that is not denominated a marriage under that state's law. You should consult a tax adviser for more information on this subject.

**GLWB**

If your Spouse is a joint Covered Person, your Spouse must be the sole beneficiary under the Contract.

Traditional IRAs are subject to RMD rules; if you own a Roth IRA, you are not required to receive RMDs from your Roth IRA during your life. Withdrawals during the Withdrawal Phase from your Covered Fund Value taken to meet RMD requirements, in the proportion of your Covered Fund Value to your overall IRA balance (and not taking into account any other IRAs you own), will be deemed to be within the contract limits for your Contract and will not be treated as Excess Withdrawals. The RMD shall not exceed the RMD amount calculated under the Code and regulations issued thereunder as in effect on the Election Date. In the event of a dispute about the RMD amount, our determination will govern.

*Annuity purchases by nonresident aliens*. The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, such purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity contract purchase.

*Seek Tax Advice*. The above description of federal income tax consequences of IRAs is only a brief summary meant to alert you to the issues and is not intended as tax advice. Anything less than full compliance with the applicable rules, all of which are subject to change, may have adverse tax consequences. Any person considering the purchase of a Contract should first consult a qualified tax advisor with regard to the suitability of a Contract as an IRA.

## Voting Rights

To the extent required by applicable law, Great-West will vote all Covered Fund shares held in the Separate Account at regular and special shareholder meetings of the respective Covered Funds in accordance with instructions received from persons having voting interests in the corresponding Variable Account. If the 1940 Act or any regulation is amended, or if the present interpretation thereof changes, or if Great-West determines that we are allowed to vote all Covered Fund shares in our own right, we may elect to do so.

The number of votes that are available will be calculated separately for each Variable Account. That number will be determined by applying the Contractowner's percentage interest, if any, in a particular Variable Account to the total number of votes attributable to that Variable Account. The Contractowner holds a voting interest in each Variable Account to which Contract Value is allocated. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the respective Covered Funds.

Shares for which we do not receive timely instructions and shares we hold as to which Contractowners have no beneficial interest will be voted in proportion to the voting instructions which are received with respect to all Contracts participating in the Variable Account. Therefore, because of proportional voting, a small number of Contractowners may control the outcome of a vote. Voting instructions to abstain on any item to be voted upon will be applied on a pro rata basis to reduce the votes eligible to be cast.

## Payment of Withdrawal Proceeds

We usually pay the amounts of any surrender, cash withdrawal or settlement options within seven calendar days after we receive all applicable written notices and/or due proofs of death (in Good Order) at our Mailing Address. However, we can postpone such payments if any of the following occurs:

- The NYSE is closed, other than customary weekend and holiday closing, or trading on the NYSE is restricted as determined by the SEC;
- The SEC permits, by an order, the postponement for the protection of Contractowners;
- The SEC determines that an emergency exists that would make the disposal of securities held in the Separate Account or the determination of their value not reasonably practicable; and
- When mandated under applicable law.

## Distribution of the Contracts

GWFS is the principal underwriter and the distributor of the Contracts, and is a wholly-owned indirect subsidiary of Great-West. GWFS is registered with the SEC as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). Its principal offices are located at 8515 East Orchard Road, Greenwood Village, Colorado 80111, telephone (800) 701-8255.



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The maximum commission as a percentage of the Contributions made under a Contract payable to GWFS agents, independent registered insurance brokers and other registered broker-dealers is 8.0%. The Company also may pay a marketing allowance or allow other promotional incentives or payments to eligible broker/dealers in the form of cash or other compensation, as mutually agreed upon by the Company and eligible broker/dealers, to the extent permitted by FINRA rules and other applicable laws and regulations.

Compensation paid to GWFS agents, independent registered insurance brokers and other broker-dealers is not paid directly by Contractowners or the Separate Account. Great-West and its affiliates intend to fund this compensation through fees and charges imposed under the Contract, and from profits on payments received by Great-West and its affiliates for providing administrative, marketing, and other support and services to the Covered Funds. Great-West and its affiliates may pay a portion of the compensation received from Covered Funds to GWFS agents, independent registered insurance brokers, and other broker-dealers for distribution services.

In addition to the direct cash compensation described above for sales of the Contracts, Great-West and/or its affiliates also pay GWFS agents additional cash and non-cash incentives to promote the sale of the Contract and other products distributed by GWFS, including the Covered Funds under the Contract. Great-West and/or its affiliates may sponsor various contests and promotions subject to applicable FINRA regulations in which GWFS agents may receive prizes such as travel awards, merchandise and cash. Subject to applicable FINRA regulations, Great-West and/or its affiliates may also pay for travel expenses, meals, lodging and entertainment of salespersons in connection with educational and sales promotional programs and sponsor speakers, educational seminars and charitable events.

Cash incentive payments may vary depending on the arrangement in place at any particular time. Currently, GWFS agents are eligible to receive additional cash compensation in the form of a bonus when retirement plan clients invest in affiliated products. Cash incentives payable to GWFS agents may be based on certain performance measurements, including a percentage of the net amount invested in certain Covered Funds through the Contract. These additional payments could be viewed as creating conflicts of interest. In some cases, the payment of incentive-based compensation may create a financial incentive for a GWFS agent to recommend or sell the Contract instead of other products, or recommend certain Covered Funds under the Contract over other Covered Funds, which may not necessarily be to your benefit.

You should ask your GWFS agent, independent registered insurance broker or other broker-dealer representative for further information about compensation he or she may receive in connection with your purchase of a Contract.

**State Variations**

Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this Prospectus because of state law variations. These differences may include, among other things, free look rights and issue age limitations. This Prospectus describes the material rights and obligations of a Contractowner, and the maximum fees and charges for all Contract features and benefits are set forth in the fee table of this Prospectus. State specific variations will be included in your Contract or in endorsements attached to your Contract and are also included in Appendix A to this Prospectus. See your agent or contact us for information that is specific to your state.

**Rights Reserved by Great-West**

We reserve the right to make certain changes to the structure and operation of the Separate Account if, in our judgment, they would best serve the interests of Contractowners, or would be appropriate in carrying out the purposes of the Contracts. Any changes will be made only to the extent and in the manner permitted by applicable laws. When required by law, Great-West will obtain the applicable Contractowner's approval of the changes, as well as any required approval from any appropriate regulatory authority. Great-West will provide notice of these changes to the Contractowner at the Contractowner's last known address on file with Great-West.

Subject to compliance with applicable law, we may make certain changes to the investment options available under the Contract, including adding Variable Accounts that invest in investment portfolios suitable for the Contract, removing Variable Accounts, or substituting the Covered Fund in which a Variable Account invests. If Great-West informs you that we are closing to new investment a Variable Account to which you are currently allocating money, we will ask that you promptly submit future alternative allocation instructions. If Great-West does not receive your changed allocation instructions, we may return all affected new Contributions or Transfers or allocate those new Contributions and Transfers as indicated in the written notice provided to you. Contributions and Transfers you make to a Variable Account closed to new investment before the effective date of the notice may be kept in the closed Variable Account.

## Page: 36

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The maximum commission as a percentage of the Contributions made under a Contract payable to GWFS agents, independent registered insurance brokers and other registered broker-dealers is 8.0%. The Company also may pay a marketing allowance or allow other promotional incentives or payments to eligible broker/dealers in the form of cash or other compensation, as mutually agreed upon by the Company and eligible broker/dealers, to the extent permitted by FINRA rules and other applicable laws and regulations.

Compensation paid to GWFS agents, independent registered insurance brokers and other broker-dealers is not paid directly by Contractowners or the Separate Account. Great-West and its affiliates intend to fund this compensation through fees and charges imposed under the Contract, and from profits on payments received by Great-West and its affiliates for providing administrative, marketing, and other support and services to the Covered Funds. Great-West and its affiliates may pay a portion of the compensation received from Covered Funds to GWFS agents, independent registered insurance brokers, and other broker-dealers for distribution services.

In addition to the direct cash compensation described above for sales of the Contracts, Great-West and/or its affiliates also pay GWFS agents additional cash and non-cash incentives to promote the sale of the Contract and other products distributed by GWFS, including the Covered Funds under the Contract. Great-West and/or its affiliates may sponsor various contests and promotions subject to applicable FINRA regulations in which GWFS agents may receive prizes such as travel awards, merchandise and cash. Subject to applicable FINRA regulations, Great-West and/or its affiliates may also pay for travel expenses, meals, lodging and entertainment of salespersons in connection with educational and sales promotional programs and sponsor speakers, educational seminars and charitable events.

Cash incentive payments may vary depending on the arrangement in place at any particular time. Currently, GWFS agents are eligible to receive additional cash compensation in the form of a bonus when retirement plan clients invest in affiliated products. Cash incentives payable to GWFS agents may be based on certain performance measurements, including a percentage of the net amount invested in certain Covered Funds through the Contract. These additional payments could be viewed as creating conflicts of interest. In some cases, the payment of incentive-based compensation may create a financial incentive for a GWFS agent to recommend or sell the Contract instead of other products, or recommend certain Covered Funds under the Contract over other Covered Funds, which may not necessarily be to your benefit.

You should ask your GWFS agent, independent registered insurance broker or other broker-dealer representative for further information about compensation he or she may receive in connection with your purchase of a Contract.

## State Variations

Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this Prospectus because of state law variations. These differences may include, among other things, free look rights and issue age limitations. This Prospectus describes the material rights and obligations of a Contractowner, and the maximum fees and charges for all Contract features and benefits are set forth in the fee table of this Prospectus. State specific variations will be included in your Contract or in endorsements attached to your Contract and are also included in Appendix A to this Prospectus. See your agent or contact us for information that is specific to your state.

## Rights Reserved by Great-West

We reserve the right to make certain changes to the structure and operation of the Separate Account if, in our judgment, they would best serve the interests of Contractowners, or would be appropriate in carrying out the purposes of the Contracts. Any changes will be made only to the extent and in the manner permitted by applicable laws. When required by law, Great-West will obtain the applicable Contractowner's approval of the changes, as well as any required approval from any appropriate regulatory authority. Great-West will provide notice of these changes to the Contractowner at the Contractowner's last known address on file with Great-West.

Subject to compliance with applicable law, we may make certain changes to the investment options available under the Contract, including adding Variable Accounts that invest in investment portfolios suitable for the Contract, removing Variable Accounts or substituting the Covered Fund in which a Variable Account invests. If Great-West informs you that we are closing to new investment a Variable Account to which you are currently allocating money, we will ask that you promptly submit future alternative allocation instructions. If Great-West does not receive your changed allocation instructions, we may return all affected new Contributions or Transfers or allocate those new Contributions and Transfers as indicated in the written notice provided to you. Contributions and Transfers you make to a Variable Account closed to new investment before the effective date of the notice may be kept in the closed Variable Account.



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## Unclaimed and Abandoned Property

Every state has unclaimed property laws that generally provide for escheatment to the state of unclaimed property (including proceeds of annuity, life and other insurance policies) under various circumstances. In addition to the state unclaimed property laws, we may be required to escheat property pursuant to regulatory demand, finding, agreement or settlement. To help prevent such escheatment, it is important that you keep your contact and other information on file with us up to date, including the names, contact information and identifying information for owners, insureds, Covered Persons, annuitants, beneficiaries, and other payees. Such updates should be communicated in a form and manner satisfactory to us.

## Cyber Security and Business Continuity Risk

Because our variable product business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is vulnerable to disruptions from utility outages and susceptible to operational and information security risks resulting from information system failures (e.g., hardware and software malfunctions) and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Such system failures and cyber-attacks affecting us, the Covered Funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your interest in the Contract. For instance, system failures and cyber-attacks may interfere with our processing of Contract transactions, including the processing of orders from our website or with the Covered Funds, impact our ability to calculate Accumulation Unit values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also impact the issuers of securities in which the Covered Funds invest, which may cause the funds underlying your Contract to lose value. There can be no assurance that we or the Covered Funds or our service providers will avoid losses affecting your Contract due to cyber-attacks or information security breaches in the future.

We are also exposed to risks related to natural and man-made disasters and catastrophes, such as storms, fires, earthquakes, epidemics and terrorist acts, which could adversely affect our ability to administer the Contracts. Natural and man-made disasters, such as the recent spread of COVID-19, may require a significant contingent of our employees to work from remote locations. During these periods, we could experience decreased productivity, and a significant number of our workforce or certain key personnel may be unable to fulfill their duties. In addition, system outages could impair our ability to operate effectively by preventing the workforce from working remotely and impair our ability to process Contract-related transactions or to to calculate Contract values.

The Company outsources certain critical business functions to third parties and, in the event of a natural or man-made disaster, relies upon the successful implementation and execution of the business continuity planning of such entities. While the Company closely monitors the business continuity activities of these third parties, successful implementation and execution of their business continuity strategies are largely beyond the Company's control. If one or more of the third parties to whom the Company outsources such critical business functions experience operational failures, the Company's ability to administer the Contract could be impaired.

## Legal Proceedings

We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of our business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving other insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are reasonably likely to have a material adverse impact on the Separate Account, on the ability of GWFS to perform under its principal underwriting agreement, or on our ability to meet our obligations under the Contract.

## Independent Registered Public Accounting Firm

[To be filed by amendment]



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## Unclaimed and Abandoned Property

Every state has unclaimed property laws that generally provide for escheatment to the state of unclaimed property (including proceeds of annuity, life and other insurance policies) under various circumstances. In addition to the state unclaimed property laws, we may be required to escheat property pursuant to regulatory demand, finding, agreement or settlement. To help prevent such escheatment, it is important that you keep your contact and other information on file with us up to date, including the names, contact information and identifying information for owners, insureds, Covered Persons, annuitants, beneficiaries, and other payees. Such updates should be communicated in a form and manner satisfactory to us.

## Cyber Security and Business Continuity Risk

Because our variable product business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is vulnerable to disruptions from utility outages and susceptible to operational and information security risks resulting from information system failures (e.g., hardware and software malfunctions) and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Such system failures and cyber-attacks affecting us, the Covered Funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your interest in the Contract. For instance, system failures and cyber-attacks may interfere with our processing of Contract transactions, including the processing of orders from our website or with the Covered Funds, impact our ability to calculate Accumulation Unit values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also impact the issuers of securities in which the Covered Funds invest, which may cause the funds underlying your Contract to lose value. There can be no assurance that we or the Covered Funds or our service providers will avoid losses affecting your Contract due to cyber-attacks or information security breaches in the future.

We are also exposed to risks related to natural and man-made disasters and catastrophes, such as storms, fires, earthquakes, epidemics and terrorist acts, which could adversely affect our ability to administer the Contracts. Natural and man-made disasters, such as the recent spread of COVID-19, may require a significant contingent of our employees to work from remote locations. During these periods, we could experience decreased productivity, and a significant number of our workforce or certain key personnel may be unable to fulfill their duties. In addition, system outages could impair our ability to operate effectively by preventing the workforce from working remotely and impair our ability to process Contract-related transactions or to to calculate Contract values.

The Company outsources certain critical business functions to third parties and, in the event of a natural or man-made disaster, relies upon the successful implementation and execution of the business continuity planning of such entities. While the Company closely monitors the business continuity activities of these third parties, successful implementation and execution of their business continuity strategies are largely beyond the Company's control. If one or more of the third parties to whom the Company outsources such critical business functions experience operational failures, the Company's ability to administer the Contract could be impaired.

## Legal Proceedings

We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of our business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving other insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are reasonably likely to have a material adverse impact on the Separate Account, on the ability of GWFS to perform under its principal underwriting agreement, or on our ability to meet our obligations under the Contract.

## Independent Registered Public Accounting Firm

[To be filed by amendment]

---

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**Text Deleted**
"We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of our business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving other insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are reasonably likely to have a material adverse impact on the Separate Account, on the ability of GWFS to perform under its principal underwriting agreement, or on our ability to meet our obligations under the Contract."

**Text Replaced**
[Old]: "INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM The consolidated financial statements and the related financial statement schedule of Great-West Life & Annuity Insurance Company and subsidiaries included in the Statement of Additional Information included in the Registration Statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing in the Registration Statement. Such financial statements and financial statement schedule have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing."
[New]: "and man-made disasters, such as the recent spread of COVID-19, may require a significant contingent of our employees to work from remote locations. During these periods, we could experience decreased productivity, and a significant number of our workforce or certain key personnel may be unable to fulfill their duties. In addition, system outages could impair our ability to operate effectively by preventing the workforce from working remotely and impair our ability to process Contract-related transactions or to to calculate Contract values. The Company outsources certain critical business functions to third parties and, in the event of a natural or man-made disaster, relies upon the successful implementation and execution of the business continuity planning of such entities. While the Company closely monitors the business continuity activities of these third parties, successful implementation and execution of their business continuity strategies are largely beyond the Company's control. If one or more of the third parties to whom the Company outsources such critical business functions experience operational failures, the Company's ability to administer the Contract could be impaired. Legal Proceedings"

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"We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of our business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving other insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are reasonably likely to have a material adverse impact on the Separate Account, on the ability of GWFS to perform under its principal underwriting agreement, or on our ability to meet our obligations under the Contract."

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## Available Information

We have filed a Registration Statement ("Registration Statement") with the SEC under the Securities Act of 1933 relating to the Contracts offered by this Prospectus. This Prospectus has been filed as a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and exhibits thereto. Please consult the Registration Statement and exhibits for further information relating to Great-West and the Contracts. Statements contained in this Prospectus regarding the content of the Contracts and other legal instruments are summaries. For a complete statement of the terms thereof, please consult the instruments as filed as exhibits to the Registration Statement.

The SEC maintains a website (www.sec.gov) that contains the Statement of Additional Information (SAI) and other information filed electronically by Great-West concerning the Contract and the Series Account.

The SAI contains more specific information relating to the Series Account and Great-West, such as:

- general information;
- information about Great-West Life & Annuity Insurance Company and the Separate Account;
- services;
- withholding; and
- financial statements.

For a free copy of the Great-West SecureFoundation® II Statement of Additional Information, mail your request to the Retirement Service Center, P.O. Box 173764, Denver, Colorado 80217-3764.

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"Available Information"

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"You also can review and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference room by calling the SEC at 1-800-SEC-0330."

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## Appendix A - State Variations

| STATE | CONTRACT |
|---|---|
| AL | |
| AK | |
| AZ | |
| AR | |
| CA | **Over 60 front Cover:**<br>**IMPORTANT**<br>**YOU HAVE PURCHASED A VARIABLE ANNUITY CONTRACT. CAREFULLY REVIEW IT FOR LIMITATIONS. THIS POLICY MAY BE RETURNED WITHIN 30 DAYS FROM THE DATE YOU RECEIVED IT. DURING THAT 30-DAY PERIOD, YOUR MONEY WILL BE PLACED IN A FIXED ACCOUNT OR MONEY-MARKET FUND, UNLESS YOU DIRECT THAT THE PREMIUM BE INVESTED IN A STOCK OR BOND PORTFOLIO UNDERLYING THE CONTRACT DURING THE 30-DAY PERIOD. IF YOU DO NOT DIRECT THAT THE PREMIUM BE INVESTED IN A STOCK OR BOND PORTFOLIO, AND IF YOU RETURN THE POLICY WITHIN THE 30-DAY PERIOD, YOU WILL BE ENTITLED TO A REFUND OF THE PREMIUM AND POLICY FEES. IF YOU DIRECT THAT THE PREMIUM BE INVESTED IN A STOCK OR BOND PORTFOLIO DURING THE 30 DAY PERIOD, AND IF YOU RETURN THE POLICY DURING THAT PERIOD, YOU WILL BE ENTITLED TO A REFUND OF THE POLICY'S ACCOUNT VALUE ON THE DAY THE POLICY IS RECEIVED BY THE INSURANCE COMPANY OR AGENT WHO SOLD YOU THIS POLICY, WHICH COULD BE LESS THAN THE PREMIUM YOU PAID FOR THE POLICY. A RETURN OF THE POLICY MAY RESULT IN A SUBSTANTIAL PENALTY.**<br>**You have a 30 day right to cancel. If you are not satisfied with the Contract, return it to the Empower Retirement IRA Center or an agent of the Company. The Contract will be void from the start, and the Company will refund the Surrender Value provided in the Contract, plus any fees or charges deducted from the premiums or imposed under the Contract.**<br>**INDIVIDUAL FLEXIBLE PREMIUM VARIABLE ANNUITY**<br>Contract:Page 22<br>SECTION 14. GENERAL PROVISIONS<br>14.02 Entire Contract - This Contact, including any amendments, endorsements, specification page and/or riders constitutes the entire contract between the Owner and Great-West. All statements in the application, in the absence of fraud, have been accepted as representations and not warranties. |
| CO | |
| CT | |
| DC | Contract:Page 22<br>**SECTION 14. GENERAL PROVISIONS**<br>**14.02 Entire Contract -** This Contact, including any amendments, endorsements, specification page and/or riders constitutes the entire contract between the Owner and Great-West. All statements in the application, in the absence of fraud, have been accepted as representations and not warranties. |
| DE | |
| FL | Contract: Page 10<br>**SECTION 5. CONTRIBUTIONS AND DEPOSITS**<br>**5.01 Contributions**<br>The Company reserves the right to stop accepting Contributions altogether only if required by law or if the Company can no longer support the Guarantees under the Contract or if the Company stops selling the Contract. |
| GA | |
| HI | |
| ID | |
| IL | |



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[Old]: "APPENDIX A -CALCULATION OF THE NET INVESTMENT FACTOR The Net Investment Factor for each Variable Account for any Valuation Period is determined by dividing (a) by (b), and subtracting (c) from the result where: (a) is the net result of: (i) the net asset value per share of the Covered Fund determined as of the end of the current Valuation Period; plus (ii) the per share amount of any dividend (and, if applicable, capital gains distribution) made by the Covered Fund if the "ex-dividend date occurs during the current Valuation Period; plus or minus (iii) a per unit charge or credit for any taxes incurred by or provided for in the Variable Account, which is determined by Great-West to have resulted from the investment operations of the Variable Account; and (b) is the net asset value per share of the Covered Fund determined as of the end of the immediately preceding Valuation Period; and (c) is an amount representing the Variable Asset Charge deducted from each Variable Account on a daily basis. The Net Investment Factor may be greater than, less than, or equal to one. Therefore, the Accumulation Unit value may increase, decrease, or remain unchanged."

[New]: "Appendix A -State Variations STATE CONTRACT AL AK AZ AR CA Over 60 front Cover: IMPORTANT YOU HAVE PURCHASED A VARIABLE ANNUITY CONTRACT. CAREFULLY REVIEW IT FOR LIMITATIONS. THIS POLICY MAY BE RETURNED WITHIN 30 DAYS FROM THE DATE YOU RECEIVED IT. DURINGTHAT 30-DAY PERIOD,YOUR MONEYWILL BE PLACED INA FIXEDACCOUNT OR MONEY-MARKET FUND, UNLESSYOU DIRECTTHATTHE PREMIUM BE INVESTED INA STOCK OR BOND PORTFOLIO UNDERLYING THE CONTRACT DURING THE 30-DAY PERIOD. IF YOU DO NOT DIRECTTHATTHE PREMIUM BE INVESTED INA STOCK OR BOND PORTFOLIO,AND IFYOU RETURNTHE POLICYWITHINTHE 30-DAY PERIOD,YOUWILL BE ENTITLEDTOA REFUND OFTHE PREMIUM AND POLICY FEES. IF YOU DIRECT THAT THE PREMIUM BE INVESTED IN A STOCK OR BOND PORTFOLIO DURINGTHE 30 DAY PERIOD,AND IFYOU RETURNTHE POLICY DURINGTHAT PERIOD,YOUWILL BE ENTITLEDTOA REFUND OFTHE POLICY'SACCOUNTVALUE ONTHE DAY THE POLICY IS RECEIVED BYTHE INSURANCE COMPANY ORAGENTWHO SOLDYOUTHIS POLICY,WHICH COULD BE LESSTHANTHE PREMIUMYOU PAID FORTHE POLICY.A RETURN OF THE POLICY MAY RESULT IN A SUBSTANTIAL PENALTY. You have a 30 day right to cancel. If you are not satisfied with the Contract, return it to the Empower Retirement IRA Center or an agent of the Company. The Contract will be void from the start, and the Company will refund the Surrender Value provided in the Contract, plus any fees or charges deducted from the premiums or imposed under the Contract. INDIVIDUAL FLEXIBLE PREMIUM VARIABLE ANNUITY Contract:Page 22 SECTION 14. GENERAL PROVISIONS 14.02 Entire Contract -This Contact, including any amendments, endorsements, specification page and/or riders constitutes the entire contract between the Owner and Great-West. All statements in the application, in the absence of fraud, have been accepted as representations and not warranties. CO CT DC Contract:Page 22 SECTION 14. GENERAL PROVISIONS 14.02 Entire Contract -This Contact, including any amendments, endorsements, specification page and/or riders constitutes the entire contract between the Owner and Great-West. All statements in the application, in the absence of fraud, have been accepted as representations and not warranties. DE FL Contract: Page 10 SECTION 5. CONTRIBUTIONS AND DEPOSITS 5.01 Contributions The Company reserves the right to stop accepting Contributions altogether only if required by law or if the Company can no longer support the Guarantees under the Contract or if the Company stops selling the Contract. GA HI ID IL"

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| STATE | CONTRACT |
|---|---|
| IN | |
| IA | |
| KS | |
| KY | |
| LA | |
| ME | |
| MD | |
| MA | |
| MI | |
| MN | |
| MS | |
| MO | |
| MT | |
| NE | |
| NV | |
| NH | |
| NJ | |
| NM | |
| NY | NOT AVAILABLE |
| NC | |
| ND | |
| OH | |
| OK | |
| OR | |
| PA | |
| RI | |
| SC | |
| SD | |
| TN | |
| TX | |
| UT | |
| VT | |
| VA | |
| WA | |
| WV | |

A-2

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"IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NOT AVAILABLE NC ND OH OK OR PA RI SC SD TN TX UT VT VA WA WV"

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| STATE | CONTRACT |
|-------|----------|
| WI | |
| WY | |

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A-3

The information in this Statement of Additional Information is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

GREAT-WEST SECUREFOUNDATION® II VARIABLE ANNUITY

An Individual Flexible Premium Variable Deferred Annuity Contract

Issued by

Variable Annuity-8 Series Account

of

Great-West Life & Annuity Insurance Company

1

---

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[New]: "information in this Statement of Additional Information is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. GREAT-WEST SECUREFOUNDATION ® II"

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"8515 E. Orchard Road Greenwood Village, Colorado 80111 Telephone: (800) 537-2033 STATEMENT OF ADDITIONAL INFORMATION This Statement of Additional Information is not a prospectus and should be read in conjunction with the Prospectus, dated [Month/ Day], 2015, which is available without charge by contacting the Retirement Service Center at P.O. Box 173764, Denver, Colorado 80217-3764, or at 1-866 317-6586. The date of this Statement of Additional Information is [Month/ Day] 2015"

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**TABLE OF CONTENTS**





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## GENERAL INFORMATION

In order to supplement the description in the Prospectus, the following provides additional information about the Contracts and other matters which may be of interest to you. Terms used in this Statement of Additional Information have the same meanings as are defined in the Prospectus under the heading "Definitions."

## GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY AND VARIABLE ANNUITY-8 SERIES ACCOUNT

Great-West Life & Annuity Insurance Company (the "Company"), the issuer of the Contract, is a Colorado corporation qualified to sell life insurance and annuity contracts in Puerto Rico, U.S. Virgin Islands, Guam, the District of Columbia and all states except New York. The Company is a wholly owned subsidiary of GWL&A Financial, Inc., a Delaware holding company. GWL&A Financial, Inc. is an indirect wholly-owned subsidiary of Great-West Lifeco Inc., a Canadian holding company. Great-West Lifeco Inc. is a subsidiary of Power Financial Corporation, a Canadian holding company with substantial interests in the financial services industry. Power Financial Corporation is a subsidiary of Power Corporation of Canada, a Canadian holding and management company. Through a group of private holding companies, The Desmarais Family Residuary Trust, created on October 8, 2013 under the Last Will and Testament of Paul G. Desmarais, has voting control of Power Corporation of Canada.

The assets allocated to the Variable Annuity-8 Series Account (the "Separate Account") are the exclusive property of the Company. Registration of the Separate Account under the Investment Company Act of 1940 does not involve supervision of the management or investment practices or policies of the Separate Account or of the Company by the Securities and Exchange Commission. The Company may accumulate in the Separate Account proceeds from charges under the Contracts and other amounts in excess of the Separate Account assets representing reserves and liabilities under the Contract and other variable annuity contracts issued by the Company. The Company may from time to time transfer to its general account any of such excess amounts. Under certain remote circumstances, the assets of one Variable Account may not be insulated from liability associated with another Variable Account.

On January 24, 2019, the Company announced that it had entered into an agreement with Protective Life Insurance Company ("Protective") to sell, via indemnity reinsurance, substantially all of its non-participating individual life insurance and annuity business and group life and health business. The transaction is expected to close in the first half of 2019, subject to regulatory approvals and customary closing conditions. The Contract will not be impacted by the transaction.

## LEGAL MATTERS

All matters of applicable state law pertaining to the Contracts, including the Company's right to issue the Contracts, have been passed upon by the Company's Chief Compliance Officer. Eversheds Sutherland (USA) LLP of Washington, DC has provided advice on certain matters relating to the federal securities laws.

## SERVICES

A. Safekeeping of Separate Account Assets

The assets of the Separate Account are held by the Company. The assets of the Separate Account are kept physically segregated and held separate and apart from the general account of the Company. The Company maintains records of all purchases and redemptions of shares of the Portfolios. Additional protection for the assets of the Separate Account is afforded by a financial institution bond that includes fidelity coverage issued to Great-West LifeCo, Inc. and subsidiary companies in the amount of $50 million (Canadian) per occurrence and $100 million (Canadian) aggregate, which covers all officers and employees of the Company.

B. Independent Registered Public Accounting Firm

[To be filed by amendment]



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"On January 24, 2019, the Company announced that it had entered into an agreement with Protective Life Insurance Company ("Protective") to sell, via indemnity reinsurance, substantially all of its non-participating individual life insurance and annuity business and group life and health business. The transaction is expected to close in the first half of 2019, subject to regulatory approvals and customary closing conditions. The Contract will not be impacted by the transaction."

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C. Principal Underwriter

The offering of the Contracts is made on a continuous basis by GWFS Equities, Inc. ("GWFS"), a wholly owned subsidiary of the Company. GWFS is a Delaware corporation, registered as a broker/dealer with the SEC, and a member of FINRA. The Company does not anticipate discontinuing the offering of the Contract, although it reserves the right to do so. The Contract generally will be issued from birth to age 85.

### WITHHOLDING

Annuity payments and other amounts received under the Contract are subject to income tax withholding unless the recipient elects not to have taxes withheld. The amounts withheld will vary among recipients depending on the tax status of the individual and the type of payments from which taxes are withheld.

Notwithstanding the recipient's election, withholding may be required with respect to certain payments to be delivered outside the United States. Moreover, special "backup withholding" rules may require the Company to disregard the recipient's election if the recipient fails to supply the Company with a "TIN" or taxpayer identification number (social security number for individuals), or if the Internal Revenue Service notifies the Company that the TIN provided by the recipient is incorrect.

We may be required to withhold at a rate of 30% under the Foreign Account Tax Compliance Act ("FATCA") on certain distributions to foreign financial institutions and non-financial foreign entities holding accounts on behalf of and/or the assets of U.S. persons unless the foreign entities provide us with certain certifications regarding their status under FATCA on the applicable IRS forms. Prospective purchasers with accounts in foreign financial institutions or non-financial foreign entities are advised to consult with a competent tax advisor regarding the application of FATCA to their purchase situation.

### FINANCIAL STATEMENTS

The statutory financial statements of the Company should be considered only as bearing upon the Company's ability to meet its obligations under the Contracts, and they should not be considered as bearing on the investment performance of the Separate Account.

2

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C. Principal Underwriter

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The offering of the Contracts is made on a continuous basis by GWFS Equities, Inc. (“GWFS”), a wholly owned subsidiary of the Company. GWFS is a Delaware corporation, registered as a broker/dealer with the SEC, and a member of FINRA. The Company does not anticipate discontinuing the offering of the Contract, although it reserves the right to do so. The Contract generally will be issued from birth to age 85.

## WITHHOLDING

Annuity payments and other amounts received under the Contract are subject to income tax withholding unless the recipient elects not to have taxes withheld. The amounts withheld will vary among recipients depending on the tax status of the individual and the type of payments from which taxes are withheld.

Notwithstanding the recipient’s election, withholding may be required with respect to certain payments to be delivered outside the United States. Moreover, special “backup withholding” rules may require the Company to disregard the recipient’s election if the recipient fails to supply the Company with a “TIN” or taxpayer identification number (social security number for individuals), or if the Internal Revenue Service notifies the Company that the TIN provided by the recipient is incorrect.

We may be required to withhold at a rate of 30% under the Foreign Account Tax Compliance Act (“FATCA”) on certain distributions to foreign financial institutions and non-financial foreign entities holding accounts on behalf of and/or the assets of U.S. persons unless the foreign entities provide us with certain certifications regarding their status under FATCA on the applicable IRS forms. Prospective purchasers with accounts in foreign financial institutions or non-financial foreign entities are advised to consult with a competent tax advisor regarding the application of FATCA to their purchase situation.

## FINANCIAL STATEMENTS

The statutory financial statements of the Company should be considered only as bearing upon the Company’s ability to meet its obligations under the Contracts, and they should not be considered as bearing on the investment performance of the Separate Account.

## PART C
## OTHER INFORMATION

Item 24. Financial Statements and Exhibits

Financial Statements

(a) The balance sheets of Great-West Life & Annuity Insurance Company (the “Depositor”) and subsidiaries as of December 31, 2020 and 2019, and the related statements of income, stockholder’s equity and cash flows for each of the three years in the period ended December 31, 2020, and the statements of assets and liabilities of each of the investment divisions which comprise the Registrant as of December 31, 2020, and the related statements of operations and changes in net assets, and the financial highlights for each of the periods presented are to be filed by amendment.

(b) Exhibits

(1) Certified copy of resolution of Board of Directors of Depositor authorizing the establishment of Registrant is incorporated by reference to Form N-4 Registration Statement filed April 24, 2015 (File No. 333-203627).

(2) Not applicable.

(3) Underwriting agreement between the Depositor and GWFS Equities, Inc. is incorporated by reference to Registrant’s Pre-Effective Amendment No. 1 to N-4 Registration Statement filed on November 13, 2015 (File No. 333-203627).

(4) Form of variable annuity contract is incorporated by reference to Registrant’s Pre-Effective Amendment No. 1 to N-4 Registration Statement filed on November 13, 2015 (File No. 333-203627).

(5) Form of variable annuity contract application is incorporated by reference to Registrant’s Pre-Effective Amendment No. 1 to N-4 Registration Statement filed on November 13, 2015 (File No.333-203627).

(6) (a) Amended and Restated Articles of Incorporation of Depositor are incorporated by reference to Registrant’s Pre-Effective Amendment No. 1 to N-4 Registration Statement filed on November 13, 2015 (File No. 333-203627).

(6) (b) Bylaws of Depositor are incorporated by reference to Registrant’s Pre-Effective Amendment No. 1 to N-4 Registration Statement filed on November 13, 2015 (File No. 333-203627).

(7) Not Applicable.

(8) (a) Fund Participation Agreement between Registrant and Great-West Funds, Inc. dated December 15, 2011 is incorporated by reference to Registrant’s Pre-Effective Amendment No. 1 to N-4 Registration Statement filed on November 13, 2015 (File No. 333-203627).

(b) Amendment to Fund Participation Agreement between Registrant and Great-West Funds, Inc. dated July 8, 2015 is incorporated by reference to Registrant’s Pre-Effective Amendment No. 1 to N-4 Registration Statement filed on November 13, 2015 (File No. 333-203627).

(9) Opinion of counsel and consent is incorporated by reference to Registrant’s Pre-Effective Amendment No. 1 to N-4 Registration Statement filed on November 13, 2015 (File No. 333- 203627).

(10) (a) Written Consent of Eversheds Sutherland (US) LLP is to be filed by amendment.

(10) (b) Written Consent of Deloitte & Touche LLP is to be filed by amendment.

(11) Not Applicable.

(12) Not Applicable.

C-1

Page: 46

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**PART C**
**OTHER INFORMATION**

Item 24. Financial Statements and Exhibits

Financial Statements

(a) The balance sheets of Great-West Life & Annuity Insurance Company (the "Depositor") and subsidiaries as of December 31, 2020 and 2019, and the related statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 2020, and the statements of assets and liabilities of each of the investment divisions which comprise the Registrant as of December 31, 2020, and the related statements of operations and changes in net assets, and the financial highlights for each of the periods presented are to be filed by amendment.

(b) Exhibits

(1) Certified copy of resolution of Board of Directors of Depositor authorizing the establishment of Registrant is incorporated by reference to Form N-4 Registration Statement filed April 24, 2015 (File No. 333-203627).

(2) Not applicable.

(3) Underwriting agreement between the Depositor and GWFS Equities, Inc. is incorporated by reference to Registrant's Pre-Effective Amendment No. 1 to N-4 Registration Statement filed on November 13, 2015 (File No. 333-203627).

(4) Form of variable annuity contract is incorporated by reference to Registrant's Pre-Effective Amendment No. 1 to N-4 Registration Statement filed on November 13, 2015 (File No. 333-203627).

(5) Form of variable annuity contract application is incorporated by reference to Registrant's Pre-Effective Amendment No. 1 to N-4 Registration Statement filed on November 13, 2015 (File No.333-203627).

(6) (a) Amended and Restated Articles of Incorporation of Depositor are incorporated by reference to Registrant's Pre-Effective Amendment No. 1 to N-4 Registration Statement filed on November 13, 2015 (File No. 333-203627).

(6) (b) Bylaws of Depositor are incorporated by reference to Registrant's Pre-Effective Amendment No. 1 to N-4 Registration Statement filed on November 13, 2015 (File No. 333-203627).

(7) Not Applicable.

(8) (a) Fund Participation Agreement between Registrant and Great-West Funds, Inc. dated December 15, 2011 is incorporated by reference to Registrant's Pre-Effective Amendment No. 1 to N-4 Registration Statement filed on November 13, 2015 (File No. 333-203627).

(b) Amendment to Fund Participation Agreement between Registrant and Great-West Funds, Inc. dated July 8, 2015 is incorporated by reference to Registrant's Pre-Effective Amendment No. 1 to N-4 Registration Statement filed on November 13, 2015 (File No. 333-203627).

(9) Opinion of counsel and consent is incorporated by reference to Registrant's Pre-Effective Amendment No. 1 to N-4 Registration Statement filed on November 13, 2015 (File No. 333- 203627).

(10) (a) Written Consent of Eversheds Sutherland (US) LLP is to be filed by amendment.

(10) (b) Written Consent of Deloitte & Touche LLP is to be filed by amendment.

(11) Not Applicable.

(12) Not Applicable.



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**PART C**
**OTHER INFORMATION**

Item 24. Financial Statements and Exhibits

Financial Statements

(a) The balance sheets of Great-West Life & Annuity Insurance Company (the "Depositor") and subsidiaries as of December 31, 2020 and 2019, and the related statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 2020, and the statements of assets and liabilities of each of the investment divisions which comprise the Registrant as of December 31, 2020, and the related statements of operations and changes in net assets, and the financial highlights for each of the periods presented are to be filed by amendment.

(b) Exhibits

(1) Certified copy of resolution of Board of Directors of Depositor authorizing the establishment of Registrant is incorporated by reference to Form N-4 Registration Statement filed April 24, 2015 (File No. 333-203627).

(2) Not applicable.

(3) Underwriting agreement between the Depositor and GWFS Equities, Inc. is incorporated by reference to Registrant's Pre-Effective Amendment No. 1 to N-4 Registration Statement filed on November 13, 2015 (File No. 333-203627).

(4) Form of variable annuity contract is incorporated by reference to Registrant's Pre-Effective Amendment No. 1 to N-4 Registration Statement filed on November 13, 2015 (File No. 333-203627).

(5) Form of variable annuity contract application is incorporated by reference to Registrant's Pre-Effective Amendment No. 1 to N-4 Registration Statement filed on November 13, 2015 (File No.333-203627).

(6) (a) Amended and Restated Articles of Incorporation of Depositor are incorporated by reference to Registrant's Pre-Effective Amendment No. 1 to N-4 Registration Statement filed on November 13, 2015 (File No. 333-203627).

(6) (b) Bylaws of Depositor are incorporated by reference to Registrant's Pre-Effective Amendment No. 1 to N-4 Registration Statement filed on November 13, 2015 (File No. 333-203627).

(7) Not Applicable.

(8) (a) Fund Participation Agreement between Registrant and Great-West Funds, Inc. dated December 15, 2011 is incorporated by reference to Registrant's Pre-Effective Amendment No. 1 to N-4 Registration Statement filed on November 13, 2015 (File No. 333-203627).

(b) Amendment to Fund Participation Agreement between Registrant and Great-West Funds, Inc. dated July 8, 2015 is incorporated by reference to Registrant's Pre-Effective Amendment No. 1 to N-4 Registration Statement filed on November 13, 2015 (File No. 333-203627).

(9) Opinion of counsel and consent is incorporated by reference to Registrant's Pre-Effective Amendment No. 1 to N-4 Registration Statement filed on November 13, 2015 (File No. 333- 203627).

(10) (a) Written Consent of Eversheds Sutherland (US) LLP is to be filed by amendment.

(10) (b) Written Consent of Deloitte & Touche LLP is to be filed by amendment.

(11) Not Applicable.

(12) Not Applicable.



[Old]: "and Amendment to Fund Participation Agreement between Registrant and Great-West Funds, Inc. are incorporated by reference to Registrant's Pre-Effective Amendment No. 1 to N-4 Registration Statement filed on November 13, 2015 (File No. 333-203627)."
[New]: "dated December 15, 2011 is incorporated by reference to Registrant's Pre-Effective Amendment No. 1 to N-4 Registration Statement filed on November 13, 2015 (File No. 333-203627). (b) Amendment to Fund Participation Agreement between Registrant and Great-West Funds, Inc. dated July 8, 2015 is incorporated by reference to Registrant's Pre-Effective Amendment No. 1 to N-4 Registration Statement filed on November 13, 2015 (File No. 333-203627). (9)"

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(13) Powers of Attorney for Directors Bernbach, Bienfait, Coutu, A. Desmarais, P. Desmarais, Jr., Doer, Fleming, Louvel, Madoff, Mahon, Orr, Reynolds, Ryan, Jr., Tretiak, and Walsh are incorporated by reference to Registrant's Post-Effective Amendment No. 7 to N-4 Registration Statement filed on April 15, 2020.

Item 25. Directors and Officers of the Depositor

| Name | Principal Business Address | Positions and Offices with Depositor |
|---|---|---|
| R.J. Orr | (4) | Chairman of the Board |
| E.F. Murphy, III | (2) | Director, President and Chief Executive Officer |
| J.L. Bernbach | 32 East 57th Street, 10th Floor<br>New York, NY 10022 | Director |
| R. Bienfait | (4) | Director |
| M.R. Coutu | Brookfield Asset Management Inc.<br>335 8th Avenue SW, Suite 1700<br>Calgary, AB T2P 1C9 | Director |
| A.R. Desmarais | (4) | Director |
| P.G. Desmarais, Jr. | (4) | Director |
| G.A. Doer | (1) | Director |
| G.J. Fleming | (2) | Director |
| C. Généreux | (4) | Director |
| A. Louvel | 938 Fifth Avenue, Apt. 1 | Director |
| | New York, NY 10021 | |
| P.B. Madoff | 260 West 11th Street<br>New York, NY 10021 | Director |
| P.A. Mahon | (1) | Director |
| R.L. Reynolds | (2) | Director |
| T.T. Ryan, Jr. | JP Morgan Chase<br>270 Park Avenue, Floor 47<br>New York, NY 10017 | Director |
| J.J. Selitto | 437 West Chestnut Hill Avenue<br>Philadelphia, PA 19118 | Director |
| G.D. Tretiak | (4) | Director |
| B.E. Walsh | Saguenay Capital, LLC<br>The Centre at Purchase<br>Two Manhattanville Road, Suite 403<br>Purchase, NY 10577 | Director |
| A.S. Bolotin | (2) | Executive Vice President & Chief Financial Officer |
| C.M. Moritz | (2) | Senior Vice President and Chief Financial Officer, Empower Retirement |
| S.M. Sanchez | (2) | Chief Human Resources Officer |
| K.I. Schindler | (3) | Chief Compliance Officer |
| R.G. Schultz | (3) | General Counsel, Chief Legal Officer, and Secretary |
| J.F. Bevacqua | (2) | Chief Risk Officer |
| J.D. Kreider | (2) | Senior Vice President and Head of Great-West Investments |
| R.H. Linton, Jr. | (2) | Executive Vice President, Empower Retirement Operations |
| R.G. Capone | (2) | Senior Vice President, GWI Sales |
| J.E. Brown | (2) | Senior Vice President, Separate Accounts |
| S.E. Jenks | (2) | Senior Vice President, Marketing |
| W.J. McDermott | (2) | Senior Vice President, Large, Mega, NFP Market |



## Page: 47

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[Old]: "P. Desmarais III, A. Louvel, P. Mahon, J.E.A. Nickerson, R.J. Orr, M. Plessis-Bélair, (13) H. Rousseau, R. Royer, T.T. Ryan, Jr., J. Selitto, G. Tretiak, and B. Walsh are incorporated by reference to Registrant's Pre-Effective Amendment No. 1 to N-4 Registration Statement filed on November 13, 2015 (File No. 333-203627)."
[New]: "Doer, Fleming, Louvel, Madoff, Mahon, Orr, Reynolds, Ryan, Jr., Tretiak, and Walsh are incorporated by reference to Registrant's Post-Effective Amendment No. 7 to N-4 Registration Statement filed on April 15, 2020."

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"Murphy, III (2) Director, President and Chief Executive Officer"

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"J.L."

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"Bernbach"

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(13) Powers of Attorney for Directors Bernbach, Bienfait, Coutu, A. Desmarais, P. Desmarais, Jr., Doer, Fleming, Louvel, Madoff, Mahon, Orr, Reynolds, Ryan, Jr., Tretiak, and Walsh are incorporated by reference to Registrant's Post-Effective Amendment No. 7 to N-4 Registration Statement filed on April 15, 2020.

Item 25. Directors and Officers of the Depositor

| Name | Principal Business Address | Positions and Offices with Depositor |
|---|---|---|
| R.J. Orr | (4) | Chairman of the Board |
| E.F. Murphy, III | (2) | Director, President and Chief Executive Officer |
| J.L. Bernbach | 32 East 57th Street, 10th Floor<br>New York, NY 10022 | Director |
| R. Bienfait | (4) | Director |
| M.R. Coutu | Brookfield Asset Management Inc.<br>335 8th Avenue SW, Suite 1700<br>Calgary, AB T2P 1C9 | Director |
| A.R. Desmarais | (4) | Director |
| P.G. Desmarais, Jr. | (4) | Director |
| G.A. Doer | (1) | Director |
| G.J. Fleming | (2) | Director |
| C. Généreux | (4) | Director |
| A. Louvel | 930 Fifth Avenue, Apt. 17[illegible]<br>New York, NY 10021 | Director |
| P.B. Madoff | 260 West 11th Street<br>New York, NY 10021 | Director |
| P.A. Mahon | (1) | Director |
| R.L. Reynolds | (2) | Director |
| T.T. Ryan, Jr. | JP Morgan Chase<br>270 Park Avenue, Floor 47<br>New York, NY 10017 | Director |
| J.J. Selitto | 437 West Chestnut Hill Avenue<br>Philadelphia, PA 19118 | Director |
| G.D. Tretiak | (4) | Director |
| B.E. Walsh | Saguenay Capital, LLC<br>The Centre at Purchase<br>Two Manhattanville Road, Suite 403<br>Purchase, NY 10577 | Director |
| A.S. Bolotin | (2) | Executive Vice President & Chief Financial Officer |
| C.M. Moritz | (2) | Senior Vice President and Chief Financial Officer, Empower Retirement |
| S.M. Sanchez | (2) | Chief Human Resources Officer |
| K.I. Schindler | (3) | Chief Compliance Officer |
| R.G. Schultz | (3) | General Counsel, Chief Legal Officer, and Secretary |
| J.F. Bevacqua | (2) | Chief Risk Officer |
| J.D. Kreider | (2) | Senior Vice President and Head of Great-West Investments |
| R.H. Linton, Jr. | (2) | Executive Vice President, Empower Retirement Operations |
| R.G. Capone | (2) | Senior Vice President, GWI Sales |
| J.E. Brown | (2) | Senior Vice President, Separate Accounts |
| S.E. Jenks | (2) | Senior Vice President, Marketing |
| W.J. McDermott | (2) | Senior Vice President, Large, Mega, NFP Market |



[New]: "Director G.A. Doer (1) Director G.J. Fleming (2)"

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"Director J.E.A. Nickerson H.B. Nickerson & Sons Limited P.O. Box 130 North Sydney, Nova Scotia, Canada B2A 3M2 Director M. Plessis-Bélair (4) Director R.L. Reynolds (2) Director, President and Chief Executive Officer H.P. Rousseau (4)"

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Comments from page 47 continued on next page

(13) Powers of Attorney for Directors Bernbach, Bienfait, Coutu, A. Desmarais, P. Desmarais, Jr., Doer, Fleming, Louvel, Madoff, Mahon, Orr, Reynolds, Ryan, Jr., Tretiak, and Walsh are incorporated by reference to Registrant's Post-Effective Amendment No. 7 to N-4 Registration Statement filed on April 15, 2020.

Item 25. Directors and Officers of the Depositor

| Name | Principal Business Address | Positions and Offices with Depositor |
|---|---|---|
| R.J. Orr | (4) | Chairman of the Board |
| E.F. Murphy, III | (2) | Director, President and Chief Executive Officer |
| J.L. Bernbach | 32 East 57th Street, 10th Floor<br>New York, NY 10022 | Director |
| R. Bienfait | (4) | Director |
| M.R. Coutu | Brookfield Asset Management Inc.<br>335 8th Avenue SW, Suite 1700<br>Calgary, AB T2P 1C9 | Director |
| A.R. Desmarais | (4) | Director |
| P.G. Desmarais, Jr. | (4) | Director |
| G.A. Doer | (1) | Director |
| G.J. Fleming | (2) | Director |
| C. Généreux | (4) | Director |
| A. Louvel | 930 Fifth Avenue, Apt. 17D<br>New York, NY 10021 | Director |
| P.B. Madoff | 260 West 11th Street<br>New York, NY 10021 | Director |
| P.A. Mahon | (1) | Director |
| R.L. Reynolds | (2) | Director |
| T.T. Ryan, Jr. | JP Morgan Chase<br>270 Park Avenue, Floor 47<br>New York, NY 10017 | Director |
| J.J. Selitto | 437 West Chestnut Hill Avenue<br>Philadelphia, PA 19118 | Director |
| G.D. Tretiak | (4) | Director |
| B.E. Walsh | Saguenay Capital, LLC<br>The Centre at Purchase<br>Two Manhattanville Road, Suite 403<br>Purchase, NY 10577 | Director |
| A.S. Bolotin | (2) | Executive Vice President & Chief Financial Officer |
| C.M. Moritz | (2) | Senior Vice President and Chief Financial Officer, Empower Retirement |
| S.M. Sanchez | (2) | Chief Human Resources Officer |
| K.I. Schindler | (3) | Chief Compliance Officer |
| R.G. Schultz | (3) | General Counsel, Chief Legal Officer, and Secretary |
| J.F. Bevacqua | (2) | Chief Risk Officer |
| J.D. Kreider | (2) | Senior Vice President and Head of Great-West Investments |
| R.H. Linton, Jr. | (2) | Executive Vice President, Empower Retirement Operations |
| R.G. Capone | (2) | Senior Vice President, GWI Sales |
| J.E. Brown | (2) | Senior Vice President, Separate Accounts |
| S.E. Jenks | (2) | Senior Vice President, Marketing |
| W.J. McDermott | (2) | Senior Vice President, Large, Mega, NFP Market |



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[Old]: "D.L. Musto (2) Executive Vice President, Empower Retirement R.K. Shaw (2) Executive Vice President, Individual Markets B.A. Byrne (3) Deputy General Counsel and Chief Compliance Officer M.R. Edwards (3) Senior Vice President, FASCore"
[New]: "(2) Senior Vice President and Chief Financial Officer, Empower Retirement S.M. Sanchez (2) Chief Human Resources Officer K.I. Schindler (3) Chief Compliance Officer R.G. Schultz (3) General Counsel, Chief Legal Officer, and"

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[Old]: "E.P. Friesen (2) Chief Investment Officer, General Account J.M. Gearin (2) Senior Vice President,"
[New]: "J.F. Bevacqua (2) Chief Risk Officer J.D. Kreider (2) Senior Vice President and Head of Great- West Investments R.H. Linton, Jr. (2) Executive Vice President, Empower"

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"Operations"

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[Old]: "Services Operations W. Van Harlow (2) Senior Vice President, Empower Institute and Strategic Solutions W.S. Harmon (2) Senior Vice President, 401(k) Standard Markets S.E. Jenks (2) Senior Vice President, Marketing J.W. Knight (3) Senior Vice President & Chief Information Officer R.J. Laeyendecker (2) Senior Vice President, Executive Benefits Markets A.S. Bolotin"
[New]: "R.G. Capone (2) Senior Vice President, GWI Sales J.E. Brown (2) Senior Vice President, Separate Accounts S.E. Jenks (2) Senior Vice President, Marketing W.J. McDermott (2) Senior Vice President, Large, Mega, NFP Market"

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| Name | Principal Business Address | Positions and Offices with Depositor |
|---|---|---|
| D.G. McLeod | (2) | Senior Vice President, Product Management |
| D.A. Morrison | (2) | Senior Vice President, Government Markets |
| J.M. Smolen | (2) | Senior Vice President, Core Market |
| C.G. Step | (2) | Senior Vice President, Empower Retirement Products |
| C. E. Waddell | (2) | Senior Vice President, Retirement Solutions |

(1) 100 Osborne Street North, Winnipeg, Manitoba, Canada R3C 3A5.

(2) 8515 East Orchard Road, Greenwood Village, Colorado 80111.

(3) 8525 East Orchard Road, Greenwood Village, Colorado 80111.

(4) Power Financial Corporation, 751 Victoria Square, Montreal, Quebec, Canada H2Y 2J3.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant as of December 31, 2020

The Registrant is a separate account of Great-West Life & Annuity Insurance Company, a stock life insurance company incorporated under the laws of the State of Colorado ("Depositor"). The Depositor is an indirect subsidiary of Power Corporation of Canada. An organizational chart for Power Corporation of Canada is set forth below.

To be filed by amendment.



Page: 48

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"D.G."

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[Old]: "President and Chief Financial Officer W.J. McDermott (2) Senior Vice President & Head of Client Sales and Solutions"
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[New]: "Core Market C.G. Step"

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"B.J. Schwartz"

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[Old]: "Commercial Mortgage Investments C.S. Tocher (3) Chief Investment Officer, Segregated Funds"
[New]: "Empower Retirement Products"

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"Secretary"

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| Name | Principal Business Address | Positions and Offices with Depositor |
|---|---|---|
| D.G. McLeod | (2) | Senior Vice President, Product Management |
| D.A. Morrison | (2) | Senior Vice President, Government Markets |
| J.M. Smolen | (2) | Senior Vice President, Core Market |
| C.G. Step | (2) | Senior Vice President, Empower Retirement Products |
| C. E. Waddell | (2) | Senior Vice President, Retirement Solutions |

(1) 100 Osborne Street North, Winnipeg, Manitoba, Canada R3C 3A5.

(2) 8515 East Orchard Road, Greenwood Village, Colorado 80111.

(3) 8525 East Orchard Road, Greenwood Village, Colorado 80111.

(4) Power Financial Corporation, 751 Victoria Square, Montreal, Quebec, Canada H2Y 2J3.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant as of December 31, 2020

The Registrant is a separate account of Great-West Life & Annuity Insurance Company, a stock life insurance company incorporated under the laws of the State of Colorado ("Depositor"). The Depositor is an indirect subsidiary of Power Corporation of Canada. An organizational chart for Power Corporation of Canada is set forth below.

To be filed by amendment.



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[Old]: "under common control"
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[Old]: "12/31/2014"
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[Old]: "(State/Country"
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Item 27. Number of Contract Owners

To be filed by amendment.

Item 28. Indemnification

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Provisions exist under the Colorado Business Corporation Act and the Bylaws of Great-West whereby Great-West may indemnify a director, officer or controlling person of Great-West against liabilities arising under the Securities Act of 1933. The following excerpts contain the substance of these provisions:

**Colorado Business Corporation Act**

Article 109 – INDEMNIFICATION

Section 7-109-101. Definitions.

As used in this article:

(1) “Corporation” includes any domestic or foreign entity that is a predecessor of a corporation by reason of a merger or other transaction in which the predecessor’s existence ceased upon consummation of the transaction.

(2) “Director” means an individual who is or was a director of a corporation or an individual who, while a director of a corporation, is or was serving at the corporation’s request as a director, an officer, an agent, an associate, an employee, a fiduciary, a manager, a member, a partner, a promoter, or a trustee of, or to hold any similar position with, another domestic or foreign entity or of an employee benefit plan. A director is considered to be serving an employee benefit plan at the corporation’s request if the director’s duties to the corporation also impose duties on, or otherwise involve services by, the director to the plan or to participants in or beneficiaries of the plan. “Director” includes, unless the context requires otherwise, the estate or personal representative of a deceased director.

(3) “Expenses” includes counsel fees.

(4) “Liability” means the obligation incurred with respect to a proceeding to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses.

(5) “Official capacity” means, when used with respect to a director, the office of director in a corporation and, when used with respect to a person other than a director as contemplated in section 7-109-107, the office in a corporation held by the officer or the employment, fiduciary, or agency relationship undertaken by the employee, fiduciary, or agent on behalf of the corporation. “Official capacity” does not include service for any other domestic or foreign corporation or other person or employee benefit plan.

(6) “Party” includes a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

(7) “Proceeding” means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal.



Page: 49

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[Old]: "of Organization) -Nature of"

[New]: "Item 27. Number of Contract Owners To be filed by amendment. Item 28. Indemnification Insofar as indemnification for liability arising under the SecuritiesAct of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue. Provisions exist under the Colorado"

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[Old]: "Organizational Chart -December 31, 2014 I. OWNERSHIP OF POWER CORPORATION OF CANADA The following sets out the ownership, based on votes attached"

[New]: "Corporation Act and the Bylaws of Great-West whereby Great-West may indemnify a director, officer or controlling person of Great-West against liabilities arising under the Securities Act of 1933. The following excerpts contain the substance of these provisions: Colorado Business Corporation Act Article 109 – INDEMNIFICATION Section 7-109-101. Definitions. As used in this article: (1) “Corporation” includes any domestic or foreign entity that is a predecessor of a corporation by reason of a merger or other transaction in which the predecessor’s existence ceased upon consummation of the transaction. (2) “Director” means an individual who is or was a director of a corporation or an individual who, while a director of a corporation, is or was serving at the corporation’s request as a director, an officer, an agent, an associate, an employee, a fiduciary, a manager, a member, a partner, a promoter, or a trustee of, or to hold any similar position with,anotherdomesticorforeignentityorofanemployeebenefit plan.A directoris consideredto beserving an employee benefit plan at the corporation’s request if the director’s duties to the corporation also impose duties on, or otherwise involve services by, the director to the plan or to participants in or beneficiaries of the plan. “Director” includes, unless the context requires otherwise, the estate or personal representative of a deceased director. (3) “Expenses” includes counsel fees. (4) “Liability” means the obligation incurred with respect to a proceeding to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses. (5) “Official capacity” means, when used with respect to a director, the office of director in a corporation and, when used with respect to a person other than a director as contemplated in section 7-109-107, the office in a corporation held by the officer or the employment, fiduciary, or agency relationship undertaken by the employee, fiduciary, or agent on behalf of the corporation. “Official capacity” does not include service for any other domestic or foreign corporation or other person or employee benefit plan. (6) “Party” includes a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding. (7) “Proceeding” means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal."

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Section 7-109-102. Authority to indemnify directors.

(1) Except as provided in subsection (4) of this section, a corporation may indemnify a person made a party to a proceeding because the person is or was a director against liability incurred in the proceeding if:

   (a) The person's conduct was in good faith; and

   (b) The person reasonably believed:

      (I) In the case of conduct in an official capacity with the corporation, that such conduct was in the corporation's best interests; and

      (II) In all other cases, that such conduct was at least not opposed to the corporation's best interests; and

   (c) In the case of any criminal proceeding, the person had no reasonable cause to believe the person's conduct was unlawful.

(2) A director's conduct with respect to an employee benefit plan for a purpose the director reasonably believed to be in the interests of the participants in or beneficiaries of the plan is conduct that satisfies the requirement of subparagraph (II) of paragraph (b) of subsection (1) of this section. A director's conduct with respect to an employee benefit plan for a purpose that the director did not reasonably believe to be in the interests of the participants in or beneficiaries of the plan shall be deemed not to satisfy the requirements of paragraph (a) of subsection (1) of this section.

(3) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in this section.

(4) A corporation may not indemnify a director under this section:

   (a) In connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

   (b) In connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in an official capacity, in which proceeding the director was adjudged liable on the basis that the director derived an improper personal benefit.

(5) Indemnification permitted under this section in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

Section 7-109-103. Mandatory Indemnification of Directors.

Unless limited by its articles of incorporation, a corporation shall indemnify a person who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because the person is or was a director, against reasonable expenses incurred by the person in connection with the proceeding.

Section 7-109-104. Advance of Expenses to Directors.

(1) A corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if:

   (a) The director furnishes to the corporation a written affirmation of the director's good-faith belief that the director has met the standard of conduct described in section 7-109-102;

   (b) The director furnishes to the corporation a written undertaking, executed personally or on the director's behalf, to repay the advance if it is ultimately determined that the director did not meet the standard of conduct; and

   (c) A determination is made that the facts then known to those making the determination would not preclude indemnification under this article.

C-5

Text Replaced

[Old]: "to the outstanding voting shares, of Power Corporation of Canada: The Desmarais Family Residuary Trust 99.999% -Pansolo Holding Inc. 100% -3876357 Canada Inc. 32% -Nordex Inc. (68% also owned directly by the Desmarais Family Residuary Trust) 94.9% -Gelco Enterprises Ltd. (5.1% also owned directly by the Desmarais Family Residuary Trust) 53.52% -Power Corporation of Canada The total voting rights of Power Corporation of Canada (PCC) controlled directly and indirectly"

[New]: "Section 7-109-102. Authority to indemnify directors. (1) Except as provided in subsection (4) of this section, a corporation may indemnify a person made a party to a proceeding because the person is or was a director against liability incurred in the proceeding if: (a) The person's conduct was in good faith; and (b) The person reasonably believed: (I) In the case of conduct in an official capacity with the corporation, that such conduct was in the corporation's best interests; and (II) In all other cases, that such conduct was at least not opposed to the corporation's best interests; and (c) In the case of any criminal proceeding, the person had no reasonable cause to believe the person's conduct was unlawful. (2) A director's conduct with respect to an employee benefit plan for a purpose the director reasonably believed to be in the interests of the participants in or beneficiaries of the plan is conduct that satisfies the requirement of subparagraph (II) of paragraph (b) of subsection (1) of this section. A director's conduct with respect to an employee benefit plan for a purpose that the director did not reasonably believe to be in the interests of the participants in or beneficiaries of the plan shall be deemed not to satisfy the requirements of paragraph (a) of subsection (1) of this section. (3) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in this section. (4) A corporation may not indemnify a director under this section: (a) In connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or (b) In connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in an official capacity, in which proceeding the director was adjudged liable on the basis that the director derived an improper personal benefit. (5) Indemnification permitted under this section in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding. Section 7-109-103. Mandatory Indemnification of Directors. Unless limited by its articles of incorporation, a corporation shall indemnify a person who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because the person is or was a director, against reasonable expenses incurred by the person in connection with the proceeding. Section 7-109-104. Advance of Expenses to Directors. (1) A corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if: (a) The director furnishes to the corporation a written affirmation of the director's good-faith belief that the director has met the standard of conduct described in section 7-109-102; (b) The director furnishes to the corporation a written undertaking, executed personally or on the director's behalf, to repay the advance if it is ultimately determined that the director did not meet the standard of conduct; and (c) A determination is made that the facts then known to those making the determination would not preclude indemnification under this article."

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(2) The undertaking required by paragraph (b) of subsection (1) of this section shall be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make repayment.

(3) Determinations and authorizations of payments under this section shall be made in the manner specified in section 7-109-106.

Section 7-109-105. Court-Ordered Indemnification of Directors.

(1) Unless otherwise provided in the articles of incorporation, a director who is or was a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice the court considers necessary, may order indemnification in the following manner:

   (a) If it determines that the director is entitled to mandatory indemnification under section 7-109-103, the court shall order indemnification, in which case the court shall also order the corporation to pay the director's reasonable expenses incurred to obtain court-ordered indemnification.

   (b) If it determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director met the standard of conduct set forth in section 7-109-102(1) or was adjudged liable in the circumstances described in section 7-109-102(4), the court may order such indemnification as the court deems proper; except that the indemnification with respect to any proceeding in which liability shall have been adjudged in the circumstances described in section 7-109-102(4) is limited to reasonable expenses incurred in connection with the proceeding and reasonable expenses incurred to obtain court-ordered indemnification.

Section 7-109-106. Determination and Authorization of Indemnification of Directors.

(1) A corporation may not indemnify a director under section 7-109-102 unless authorized in the specific case after a determination has been made that indemnification of the director is permissible in the circumstances because the director has met the standard of conduct set forth in section 7-109-102. A corporation shall not advance expenses to a director under section 7-109-104 unless authorized in the specific case after the written affirmation and undertaking required by section 7-109-104(1)(a) and (1)(b) are received and the determination required by section 7-109-104(1)(c) has been made.

(2) The determinations required by subsection (1) of this section shall be made:

   (a) By the board of directors by a majority vote of those present at a meeting at which a quorum is present, and only those directors not parties to the proceeding shall be counted in satisfying the quorum; or

   (b) If a quorum cannot be obtained, by a majority vote of a committee of the board of directors designated by the board of directors, which committee shall consist of two or more directors not parties to the proceeding; except that directors who are parties to the proceeding may participate in the designation of directors for the committee.

(3) If a quorum cannot be obtained as contemplated in paragraph (a) of subsection (2) of this section, and a committee cannot be established under paragraph (b) of subsection (2) of this section, or, even if a quorum is obtained or a committee is designated, if a majority of the directors constituting such quorum or such committee so directs, the determination required to be made by subsection (1) of this section shall be made:

   (a) By independent legal counsel selected by a vote of the board of directors or the committee in the manner specified in paragraph (a) or (b) of subsection (2) of this section or, if a quorum of the full board cannot be obtained and a committee cannot be established, by independent legal counsel selected by a majority vote of the full board of directors; or

   (b) By the shareholders.





Text Replaced

[Old]: "by the Desmarais Family Residuary Trust are as follows. There are issued and outstanding as of December 31, 2014 412,637,391 Subordinate Voting Shares (SVS) of PCC carrying one vote per share and 48,854,772 Participating Preferred Shares (PPS) carrying 10 votes per share; hence the total voting rights are 901,185,511. Pansolo Holding Inc. owns directly 7,677,312 SVS and 367,692 PPS, entitling Pansolo Holding Inc. directly to an aggregate percentage of voting rights of 11,354,232 or 1.26% of the total voting rights attached to the shares"

[New]: "(2) The undertaking required by paragraph (b) of subsection (1) of this section shall be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make repayment. (3) Determinations and authorizations of payments under this section shall be made in the manner specified in section 7-109-106. Section 7-109-105. Court-Ordered Indemnification of Directors. (1) Unless otherwise provided in the articles of incorporation, a director who is or was a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice the court considers necessary, may order indemnification in the following manner: (a) If it determines that the director is entitled to mandatory indemnification under section 7-109-103, the court shall order indemnification, in which case the court shall also order the corporation to pay the director's reasonable expenses incurred to obtain court-ordered indemnification. (b) If it determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director met the standard of conduct set forth in section 7-109102(1) or was adjudged liable in the circumstances described in section 7-109-102(4), the court may order such indemnification as the court deems proper; except that the indemnification with respect to any proceeding in which liability shall have been adjudged in the circumstances described in section 7-109102(4) is limited to reasonable expenses incurred in connection with the proceeding and reasonable expenses incurred to obtain court-ordered indemnification. Section 7-109-106. Determination and Authorization of Indemnification of Directors. (1) A corporation may not indemnify a director under section 7-109-102 unless authorized in the specific case after a determination has been made that indemnification of the director is permissible in the circumstances because the director has met the standard of conduct set forth in section 7-109-102. A corporation shall not advance expenses to a director under section 7-109-104 unless authorized in the specific case after the written affirmation and undertaking required by section 7-109-104(1)(a) and (1)(b) are received and the determination required by section 7-109-104(1)(c) has been made. (2) The determinations required by subsection (1) of this section shall be made: (a) By the board of directors by a majority vote of those present at a meeting at which a quorum is present, and only those directors not parties to the proceeding shall be counted in satisfying the quorum; or (b) If a quorum cannot be obtained, by a majority vote of a committee of the board of directors designated by the board of directors, which committee shall consist of two or more directors not parties to the proceeding; except that directors who are parties to the proceeding may participate in the designation of directors for the committee. (3) If a quorum cannot be obtained as contemplated in paragraph (a) of subsection (2) of this section, and a committee cannot be established under paragraph (b) of subsection (2) of this section, or, even if a quorum is obtained or a committee is designated, if a majority of the directors constituting such quorum or such committee so directs, the determination required to be made by subsection (1) of this section shall be made: (a) By independent legal counsel selected by a vote of the board of directors or the committee in the manner specified in paragraph (a) or (b) of subsection (2) of this section or, if a quorum of the full board cannot be obtained and a committee cannot be established, by independent legal counsel selected by a majority vote of the full board of directors; or (b) By the shareholders."

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"C-6"

(4) Authorization of indemnification and advance of expenses shall be made in the same manner as the determination that indemnification or advance of expenses is permissible; except that, if the determination that indemnification or advance of expenses is permissible is made by independent legal counsel, authorization of indemnification and advance of expenses shall be made by the body that selected such counsel.

Section 7-109-107. Indemnification of Officers, Employees, Fiduciaries, and Agents.

(1) Unless otherwise provided in the articles of incorporation:

(a) An officer is entitled to mandatory indemnification under section 7-109-103, and is entitled to apply for court-ordered indemnification under section 7-109-105, in each case to the same extent as a director;

(b) A corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent of the corporation to the same extent as to a director; and

(c) A corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its bylaws, general or specific action of its board of directors or shareholders, or contract.

Section 7-109-108. Insurance.

A corporation may purchase and maintain insurance on behalf of a person who is or was a director, officer, employee, fiduciary, or agent of the corporation, or who, while a director, officer, employee, fiduciary, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of another domestic or foreign entity or of an employee benefit plan, against liability asserted against or incurred by the person in that capacity or arising from the person's status as a director, officer, employee, fiduciary, or agent, whether or not the corporation would have power to indemnify the person against the same liability under section 7-109-102, 7-109-103, or 7-109-107. Any such insurance may be procured from any insurance company designated by the board of directors, whether such insurance company is formed under the law of this state or any other jurisdiction of the United States or elsewhere, including any insurance company in which the corporation has an equity or any other interest through stock ownership or otherwise.

Section 7-109-109. Limitation of Indemnification of Directors.

(1) A provision treating a corporation's indemnification of, or advance of expenses to, directors that is contained in its articles of incorporation or bylaws, in a resolution of its shareholders or board of directors, or in a contract, except an insurance policy, or otherwise, is valid only to the extent the provision is not inconsistent with sections 7-109-101 to 7-109-108. If the articles of incorporation limit indemnification or advance of expenses, indemnification and advance of expenses are valid only to the extent not inconsistent with the articles of incorporation.

(2) Sections 7-109-101 to 7-109-108 do not limit a corporation's power to pay or reimburse expenses incurred by a director in connection with an appearance as a witness in a proceeding at a time when the director has not been made a named defendant or respondent in the proceeding.

Section 7-109-110. Notice to Shareholders of Indemnification of Director.

If a corporation indemnifies or advances expenses to a director under this article in connection with a proceeding by or in the right of the corporation, the corporation shall give written notice of the indemnification or advance to the shareholders with or before the notice of the next shareholders' meeting. If the next shareholder action is taken without a meeting at the instigation of the board of directors, such notice shall be given to the shareholders at or before the time the first shareholder signs a writing consenting to such action.

**Bylaws of Great-West**

Article IV. Indemnification

SECTION 1. In this Article, the following terms shall have the following meanings:



## Page: 52

Text Replaced

[Old]: "of PCC. Pansolo Holding Inc. wholly owns 3876357 Canada Inc., which owns 40,686,080 SVS representing 4.51% of the aggregate voting rights of PCC. Gelco Enterprises Ltd owns directly 48,235,700 PPS, representing 53.52% of the aggregate voting rights of PCC (PPS (10 votes) and SVS (1 vote)). Hence, the total voting rights of PCC under the direct and indirect control of the Desmarais Family Residuary Trust is approximately 59.30%; note that this is not the equity percentage. II. OWNERSHIP BY POWER CORPORATION OF CANADA Power Corporation of Canada has a 10% or greater voting interest in the following entities: A. Great-West Life & Annuity Insurance Company Group"

[New]: "(4) Authorization of indemnification and advance of expenses shall be made in the same manner as the determination that indemnification or advance of expenses is permissible; except that, if the determination that indemnification or advance of expenses is permissible is made by independent legal counsel, authorization of indemnification and advance of expenses shall be made by the body that selected such counsel. Section 7-109-107. Indemnification of Officers, Employees, Fiduciaries, and Agents. (1) Unless otherwise provided in the articles of incorporation: (a) An officer is entitled to mandatory indemnification under section 7-109-103, and is entitled to apply for court-ordered indemnification under section 7-109-105, in each case to the same extent as a director; (b) A corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent of the corporation to the same extent as to a director; and (c) A corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its bylaws, general or specific action of its board of directors or shareholders, or contract. Section 7-109-108. Insurance. A corporation may purchase and maintain insurance on behalf of a person who is or was a director, officer, employee, fiduciary, or agent of the corporation, or who, while a director, officer, employee, fiduciary, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of another domestic or foreign entity or of an employee benefit plan, against liability asserted against or incurred by the person in that capacity or arising from the person's status as a director, officer, employee, fiduciary, or agent, whether or not the corporation would have power to indemnify the person against the same liability under section 7-109-102, 7-109-103, or 7-109-107. Any such insurance may be procured from any insurance company designated by the board of directors, whether such insurance company is formed under the law of this state or any other jurisdiction of the United States or elsewhere, including any insurance company in which the corporation has an equity or any other interest through stock ownership or otherwise. Section 7-109-109. Limitation of Indemnification of Directors. (1) A provision treating a corporation's indemnification of, or advance of expenses to, directors that is contained in its articles of incorporation or bylaws, in a resolution of its shareholders or board of directors, or in a contract, except an insurance policy, or otherwise, is valid only to the extent the provision is not inconsistent with sections 7-109-101 to 7-109-108. If the articles of incorporation limit indemnification or advance of expenses, indemnification and advance of expenses are valid only to the extent not inconsistent with the articles of incorporation. (2) Sections 7-109-101 to 7-109-108 do not limit a corporation's power to pay or reimburse expenses incurred by a director in connection with an appearance as a witness in a proceeding at a time when the director has not been made a named defendant or respondent in the proceeding. Section 7-109-110. Notice to Shareholders of Indemnification of Director. If a corporation indemnifies or advances expenses to a director under this article in connection with a proceeding by or in the right of the corporation, the corporation shall give written notice of the indemnification or advance to the shareholders with or before the notice of the next shareholders' meeting. If the next shareholder action is taken without a meeting at the instigation of the board of directors, such notice shall be given to the shareholders at or before the time the first shareholder signs a writing consenting to such action. Bylaws of Great-West Article IV. Indemnification SECTION 1. In this Article, the following terms shall have the following meanings:"

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"C-7"

(a) "expenses" means reasonable expenses incurred in a proceeding, including expenses of investigation and preparation, expenses in connection with an appearance as a witness, and fees and disbursement of counsel, accountants or other experts;

(b) "liability" means an obligation incurred with respect to a proceeding to pay a judgment, settlement, penalty or fine;

(c) "party" includes a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding;

(d) "proceeding" means any threatened, pending or completed action, suit, or proceeding whether civil, criminal, administrative or investigative, and whether formal or informal.

SECTION 2. Subject to applicable law, if any person who is or was a director, officer or employee of the corporation is made a party to a proceeding because the person is or was a director, officer or employee of the corporation, the corporation shall indemnify the person, or the estate or personal representative of the person, from and against all liability and expenses incurred by the person in the proceeding (and advance to the person expenses incurred in the proceeding) if, with respect to the matter(s) giving rise to the proceeding:

(a) the person conducted himself or herself in good faith; and

(b) the person reasonably believed that his or her conduct was in the corporation's best interests; and

(c) in the case of any criminal proceeding, the person had no reasonable cause to believe that his or her conduct was unlawful; and

(d) if the person is or was an employee of the corporation, the person acted in the ordinary course of the person's employment with the corporation.

SECTION 3. Subject to applicable law, if any person who is or was serving as a director, officer, trustee or employee of another company or entity at the request of the corporation is made a party to a proceeding because the person is or was serving as a director, officer, trustee or employee of the other company or entity, the corporation shall indemnify the person, or the estate or personal representative of the person, from and against all liability and expenses incurred by the person in the proceeding (and advance to the person expenses incurred in the proceeding) if:

(a) the person is or was appointed to serve at the request of the corporation as a director, officer, trustee or employee of the other company or entity in accordance with Indemnification Procedures approved by the Board of Directors of the corporation; and

(b) with respect to the matter(s) giving rise to the proceeding:

(i) the person conducted himself or herself in good faith; and

(ii) the person reasonably believed that his or her conduct was at least not opposed to the corporation's best interests (in the case of a trustee of one of the corporation's staff benefits plans, this means that the person's conduct was for a purpose the person reasonably believed to be in the interests of the plan participants); and

(iii) in the case of any criminal proceeding, the person had no reasonable cause to believe that his or her conduct was unlawful; and

(iv) if the person is or was an employee of the other company or entity, the person acted in the ordinary course of the person's employment with the other company or entity.

Item 29. Principal Underwriter

(a) GWFS Equities, Inc. ("GWFS") is the distributor of securities of the Registrant. Including the Registrant, GWFS serves as distributor or principal underwriter for Great-West Funds, Inc., an open-end management investment company, FutureFunds Series Account of GWL&A, Variable Annuity-8 Series Account of GWL&A and Variable Annuity-8 Series Account of GWL&A NY.

(b) Directors and Officers of GWFS:

C-8

Text Replaced

[Old]: "of Companies (U.S. insurance) Power Corporation of Canada 100.0% -171263 Canada Inc. 65.73% -Power Financial Corporation 67.18% -Great-West Lifeco Inc. 100.0% -Great-West Financial (Canada) Inc. 100.0% -Great-West Financial (Nova Scotia) Co. 100.0% -Great-West Lifeco U.S. Inc. 100.0% -Great-West Services Singapore I Private Limited C -4"
[New]: "(a) "expenses" means reasonable expenses incurred in a proceeding, including expenses of investigation and preparation, expenses in connection with an appearance as a witness, and fees and disbursement of counsel, accountants or other experts; (b) "liability" means an obligation incurred with respect to a proceeding to pay a judgment, settlement, penalty or fine; (c) "party" includes a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding; (d) "proceeding" means any threatened, pending or completed action, suit, or proceeding whether civil, criminal, administrative or investigative, and whether formal or informal. SECTION 2. Subject to applicable law, if any person who is or was a director, officer or employee of the corporation is made a party to a proceeding because the person is or was a director, officer or employee of the corporation, the corporation shall indemnify the person, or the estate or personal representative of the person, from and against all liability and expenses incurred by the person in the proceeding (and advance to the person expenses incurred in the proceeding) if, with respect to the matter(s) giving rise to the proceeding: (a) the person conducted himself or herself in good faith; and (b) the person reasonably believed that his or her conduct was in the corporation's best interests; and (c) in the case of any criminal proceeding, the person had no reasonable cause to believe that his or her conduct was unlawful; and (d) if the person is or was an employee of the corporation, the person acted in the ordinary course of the person's employment with the corporation. SECTION 3. Subject to applicable law, if any person who is or was serving as a director, officer, trustee or employee of another company or entity at the request of the corporation is made a party to a proceeding because the person is or was serving as a director, officer, trustee or employee of the other company or entity, the corporation shall indemnify the person, or the estate or personal representative of the person, from and against all liability and expenses incurred by the person in the proceeding (and advance to the person expenses incurred in the proceeding) if: (a) the person is or was appointed to serve at the request of the corporation as a director, officer, trustee or employee of the other company or entity in accordance with Indemnification Procedures approved by the Board of Directors of the corporation; and (b) with respect to the matter(s) giving rise to the proceeding: (i) the person conducted himself or herself in good faith; and (ii) the person reasonably believed that his or her conduct was at least not opposed to the corporation's best interests (in the case of a trustee of one of the corporation's staff benefits plans, this means that the person's conduct was for a purpose the person reasonably believed to be in the interests of the plan participants); and (iii) in the case of any criminal proceeding, the person had no reasonable cause to believe that his or her conduct was unlawful; and (iv) if the person is or was an employee of the other company or entity, the person acted in the ordinary course"

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[Old]: "100.0% -Great-West Services Singapore II Private Limited 99.0% -Great West Global Business Services India Private Limited 1.0% -Great West Global Business Services India Private Limited 100.0% -GWL&A Financial Inc. 60.0% -Great-West Life & Annuity Insurance Capital (Nova Scotia) Co. 40.0% -Great-West Life & Annuity Insurance Capital, LLC 60.0% -Great-West Life & Annuity Insurance Capital (Nova Scotia) Co. II 40.0% -Great-West Life & Annuity Insurance Capital, LLC II 60.0% -Great-West Life & Annuity Insurance Capital, LLC 60.0% -Great-West Life & Annuity Insurance Capital, LLC II 100.0% -Great-West Life & Annuity Insurance Company 100.0% -Great-West Life & Annuity Insurance Company of New York 100.0% -Advised Assets Group, LLC 100.0% -GWFS Equities, Inc. 100.0% -Great-West Life & Annuity Insurance Company of South Carolina 100.0% -Emjay Corporation 100.0% -FASCore, LLC 50.0% -Westkin Properties Ltd. 65.58% -Great-West Funds, Inc. 100.0% -Great-West Capital Management, LLC 100.0% -Great-West Trust Company, LLC 100.0% -Lottery Receivables Company One LLC 100.0% -LR Company II, L.L.C. 100.0% -Singer Collateral Trust IV 100.0% -Singer Collateral Trust V 100.0% -Great-West"
[New]: "of the person's employment with the other company or entity. Item 29. Principal Underwriter (a) GWFS Equities, Inc. ("GWFS") is the distributor of securities of the Registrant. Including the Registrant, GWFS serves as distributor or principal underwriter for Great-West Funds, Inc., an open-end management investment company, FutureFunds Series Account of GWL&A, Variable Annuity-8 Series Account of GWL&A and Variable Annuity-8 Series Account of GWL&A NY. (b) Directors and Officers of GWFS:"

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"C-8"

| Name | Principal Business Address | Positions and Offices with Underwriter |
|---|---|---|
| C.E. Waddell | 8515 East Orchard Road<br>Greenwood Village, CO 80111 | Chair, President, and Chief Executive Officer |
| S.E. Jenks | 8515 East Orchard Road<br>Greenwood Village, CO 80111 | Director and Executive Vice President |
| R.H. Linton, Jr. | 8515 East Orchard Road<br>Greenwood Village, CO 80111 | Director and Executive Vice President |
| W.J. McDermott | 8515 East Orchard Road<br>Greenwood Village, CO 80111 | Senior Vice President |
| D.A. Morrison | 8515 East Orchard Road<br>Greenwood Village, CO 80111 | Senior Vice President |
| J.M. Smolen | 8515 East Orchard Road<br>Greenwood Village, CO 80111 | Senior Vice President |
| R.L. Logsdon | 8515 East Orchard Road<br>Greenwood Village, CO 80111 | Vice President, Counsel, and Secretary |
| R.M. Mattie | 8515 East Orchard Road<br>Greenwood Village, CO 80111 | FIN OP Principal, Principal Financial Officer, Principal Operations Officer, Vice President and Treasurer |
| K.I. Schindler | 8515 East Orchard Road<br>Greenwood Village, CO 80111 | Chief Compliance Officer |
| M.J. Kavanagh | 8515 East Orchard Road<br>Greenwood Village, CO 80111 | Associate Chief Compliance Officer |
| T.L. Luiz | 8515 East Orchard Road<br>Greenwood Village, CO 80111 | Compliance Officer |
| B.R. Hudson | 8515 East Orchard Road<br>Greenwood Village, CO 80111 | Senior Counsel and Assistant Secretary |

(c) Commissions and other compensation received by Principal Underwriter, directly or indirectly, from the Registrant during Registrant's last fiscal year:

| Name of Principal Underwriter | Net Underwriting Discounts and Commissions | Compensation on Redemption | Brokerage Commissions | Compensation |
|---|---|---|---|---|
| GWFS | -0- | -0- | -0- | -0- |

Item 30. Location of Accounts and Records

All accounts, books, or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant through the Depositor, 8515 East Orchard Road, Greenwood Village, Colorado 80111.

Item 31. Management Services

Not Applicable.

Item 32. Undertakings and Representations

(a) Registrant undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.



Page: 54

Text Replaced

[Old]: "Financial Retirement Plan Services, LLC 100.0% -Empower Securities, LLC B. Putnam Investments Group of Companies (Mutual Funds) Power Corporation of Canada 100.0% -171263 Canada Inc. 65.73% -Power Financial Corporation 67.18% -Great-West Lifeco Inc. 100.0% -Great-West Financial (Canada) Inc. 100.0% -Great-West Financial (Nova Scotia) Co. 100% -Great-West Lifeco U.S. Inc. 99.0% -Great-West Lifeco U.S. Holdings, L.P. 100.0% -Great-West Lifeco U.S. Holdings, LLC 1.0% -Great-West Lifeco U.S. Holdings, L.P. 95.23% -Putnam Investments, LLC 100.0% -Putnam Acquisition Financing Inc. 100.0% -Putnam Acquisition Financing LLC C -5"

[New]: "Name Principal Business Address Positions and Offices with Underwriter C.E. Waddell 8515 East Orchard Road Chair, President, and Chief Executive Officer Greenwood Village, CO 80111 S.E. Jenks 8515 East Orchard Road Director and Executive Vice President Greenwood Village, CO 80111 R.H. Linton, Jr. 8515 East Orchard Road Director and Executive Vice President Greenwood Village, CO 80111 W.J. McDermott 8515 East Orchard Road Senior Vice President Greenwood Village, CO 80111 D.A. Morrison 8515 East Orchard Road Senior Vice President Greenwood Village, CO 80111 J.M. Smolen 8515 East Orchard Road Senior Vice President Greenwood Village, CO 80111 R.L. Logsdon 8515 East Orchard Road Vice President, Counsel, and Secretary Greenwood Village, CO 80111 R.M. Mattie 8515 East Orchard Road FIN OP Principal, Principal Financial Officer, Greenwood Village, CO 80111 Principal Operations Officer, Vice President and Treasurer K.I. Schindler 8515 East Orchard Road Chief Compliance Officer Greenwood Village, CO 80111 M.J. Kavanagh 8515 East Orchard Road Associate Chief Compliance Officer Greenwood Village, CO 80111 T.L. Luiz 8515 East Orchard Road Compliance Officer Greenwood Village, CO 80111 B.R. Hudson 8515 East Orchard Road Senior Counsel and Assistant Secretary Greenwood Village, CO 80111 (c) Commissions and other compensation received by Principal Underwriter, directly or indirectly, from the Registrant during Registrant's last fiscal year: Name of Principal Underwriter Net Underwriting Discounts and Commissions Compensation on Redemption Brokerage Commissions Compensation GWFS -0--0--0--0 Item 30. Location of Accounts and Records All accounts, books, or other documents required to be maintained by Section 31(a) of the"

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[Old]: "100.0% -Putnam Holdings, LLC 100.0% -Putnam U.S. Holdings I, LLC 100.0% -Putnam Investment Management, LLC 100.0% -Putnam Fiduciary Trust Company (NH) 100.0% -Putnam Investor Services, Inc. 100.0% -Putnam Retail Management GP, Inc. 99.0% -Putnam Retail Management Limited Partnership (1% owned by Putnam Retail Management GP, Inc.) 100.0% -PanAgora Holdings Inc. 80.0% -PanAgora Asset Management, Inc. 100.0% -Putnam GP Inc. 99.0% -TH Lee Putnam Equity Managers LP (1% owned by Putnam GP Inc.) 100.0% -Putnam Investment Holdings, LLC 100.0% -Savings Investments, LLC 100.0% -Putnam Capital, LLC 100.0% -The Putnam Advisory Company, LLC 100.0% -Putnam Advisory Holdings LLC 100.0% -Putnam Investments Canada LLC 100.0% -Putnam Investments (Ireland) Limited 100.0% -Putnam Investments Australia Pty Limited 100.0% -Putnam Investments Securities Co., Ltd. 100.0% -Putnam International Distributors, Ltd. 100.0% -Putnam Investments Argentina S.A. 100.0% -Putnam Investments Limited C."

[New]: "Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant through the Depositor, 8515 East Orchard Road, Greenwood Village, Colorado 80111. Item 31. Management Services Not Applicable. Item 32. Undertakings and Representations (a) Registrant undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted. (b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information."

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"C-9"

(a) Registrant undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

(d) The Depositor, Great-West Life & Annuity Insurance Company, represents the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by Great-West Life & Annuity Insurance Company.

(e) Great-West Life & Annuity Insurance Company represents that the no-action letters issued by the staff of the Division of Investment Management of the Securities and Exchange Commission on November 28, 1988, to the American Council of Life Insurance, and on August 30, 2012, to ING Life Insurance Company, are being relied upon, and that the terms of those no-action positions have been complied with.

C-10

Page: 55

Text Replaced
[Old]: "The Great-West Life Assurance Company Group of Companies (Canadian insurance) Power Corporation of Canada 100.0% -171263 Canada Inc. 65.73% -Power Financial Corporation 67.18% -Great-West Lifeco Inc. 100.0% -2142540 Ontario Inc. 100.0% -Great-West Lifeco Finance (Delaware) LP 100.0% -Great-West Lifeco Finance (Delaware) LLC 100.0% -2023308 Ontario Inc. 100.0% -Great-West Life & Annuity Insurance Capital, LP 40.0% -Great-West Life & Annuity Insurance Capital, LLC 100.0% -Great-West Life & Annuity Insurance Capital, LP II 40.0% -Great-West Life & Annuity Insurance Capital (Nova Scotia) Co. 40.0% -Great-West Life & Annuity Insurance Capital (Nova Scotia) Co. II 40.0% -Great-West Life & Annuity Insurance Capital, LLC II 100.0% -2171866 Ontario Inc 100.0% -Great-West Lifeco Finance (Delaware) LP II 100.0% -Great-West Lifeco Finance (Delaware) LLC II C -6"
[New]: "(a) Registrant undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted. (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request. (d) The Depositor, Great-West Life & Annuity Insurance Company, represents the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by Great-West Life & Annuity Insurance Company. (e) Great-West Life & Annuity Insurance"

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[Old]: "100.0% -2023310 Ontario Inc. 100.0% -2023311 Ontario Inc. 100.0% -6109756 Canada Inc. 100.0% -6922023 Canada Inc. 100.0% -8563993 Canada Inc. 100.0% -The Great-West Life Assurance Company 71.4% -GWL THL Private Equity I Inc. (28.6% owned by The Canada Life Assurance Company) 100.0% -GWL THL Private Equity II Inc. 100.0% -Great-West Investors Holdco Inc. 100.0% -Great-West Investors LLC 100.0% -Great-West Investors LP Inc. 100.0% -Great-West Investors GP Inc. 100.0% -Great-West Investors LP 100.0% -T.H. Lee Interests 100.0% -GWL Realty Advisors Inc. 100.0% -GWL Realty Advisors U.S., Inc. 100.0% -RA Real Estate Inc. 0.1% -RMA Real Estate LP 100.0% -Vertica Resident Services Inc. 100.0% -2278372 Ontario Inc. (0.0001% interest in NF Real Estate Limited Partnership) 100.0% -GLC Asset Management Group Ltd. 100.0% -801611 Ontario Limited 100.0% -118050 Canada Inc. 100.0% -1213763 Ontario Inc. 99.9% -Riverside II Limited Partnership 70.0% -Kings Cross Shopping Centre Ltd. 100.0% -681348 Alberta Ltd. 100.0% -The Owner: Condominium Plan No 8510578 50.0% -3352200 Canada Inc. 100.0% -1420731 Ontario Limited 100.0% -1455250 Ontario Limited 100.0% -CGWLL Inc. 65.0% -The Walmer Road Limited Partnership 50.0% -Laurier House Apartments Limited 100.0% -2024071 Ontario Limited 100.0% -431687 Ontario Limited 0.1% -Riverside II Limited Partnership 100.0% -High Park Bayview Inc. 75.0% -High Park Bayview Limited Partnership 5.6% -MAM Holdings Inc. (94.4% owned by The Canada Life Insurance Company of Canada) 100.0% -647679 B.C. Ltd. 70.0% -TGS North American Real Estate Investment Trust 100.0% -TGS Trust C -7"
[New]: "Company represents that the no-action letters issued by the staff of the Division of"

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[Old]: "70.0% -RMA Investment Company (Formerly TGS Investment Company) 100.0% -RMA Property Management Ltd. (Formerly TGS REIT Property Management Ltd.) 100.0% -RMA Property Management 2004 Ltd. (Formerly TGS REIT Property Management 2004 Ltd.) 100.0% -RMA Realty Holdings Corporation Ltd. (Formerly TGS Realty Holdings Corporation Ltd.) 100.0% -RMA (U.S.) Realty LLC (Delaware) [(special shares held by each of 1218023 Alberta Ltd. (50%) and 1214931 Alberta Ltd. (50%)] 100.0% -RMA American Realty Corp. 1% -RMA American Realty Limited Partnership [(99% owned by RMA (U.S.) Realty LLC (Delaware)) 99.0% -RMA American Realty Limited Partnership (1% owned by RMA American Realty Corp.) 100.0% -1218023 Alberta Ltd. 50% -special shares in RMA (U.S.) Realty LLC (Delaware) 100.0% -1214931 Alberta Ltd. 50% -special shares in RMA (U.S.) Realty LLC (Delaware) 70.0% -RMA Real Estate LP 100.0% -RMA Properties Ltd. (Formerly TGS REIT Properties Ltd.) 100.0% -S-8025 Holdings Ltd. 100.0% -RMA Properties (Riverside) Ltd. (Formerly TGS REIT Properties (Riverside) Ltd. 70.0% -KS Village (Millstream) Inc. 70.0% -0726861 B.C. Ltd. 70.0% -Trop Beau Developments Limited 70.0% -Kelowna Central Park Properties Ltd. 70.0% -Kelowna Central Park Phase II Properties Ltd. 40.0% -PVS Preferred Vision Services 12.5% -Vaudreuil Shopping Centres Limited 70.0% -Saskatoon West Shopping Centres Limited 12.5% -2331777 Ontario Ltd. 12.5% -2344701 Ontario Ltd. 12.5% -2356720 Ontario Ltd. 12.5% -0977221 B.C. Ltd. 100.0% -TMI Systems, Inc. 51.0% -Plandirect Insurance Services Inc. 100.0% -London Insurance Group Inc. 100.0% -Trivest Insurance Network Limited 100.0% -London Life Insurance Company 100.0% -1542775 Alberta Ltd. 100.0% -0813212 B.C. Ltd. 30.0% -Kings Cross Shopping Centre Ltd. 30.0% -0726861 B.C. Ltd. 30.0% -TGS North American Real Estate Investment Trust 100.0% -TGS Trust 30.0% -RMA Investment Company (Formerly TGS Investment Company) 100.0% -RMA Property Management Ltd. (Formerly TGS REIT Property Management Ltd.) 100.0% -RMAProperty Management 2004 Ltd. (Formerly TGS REIT Property Management 2004 Ltd.) 100.0% -RMA Realty Holdings Corporation Ltd. (Formerly TGS Realty Holdings Corporation Ltd.) C -8"
[New]: "Investment Management of the Securities and Exchange Commission on November 28, 1988, to the American Council of Life Insurance,"

Comments from page 55 continued on next page

(a) Registrant undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

(d) The Depositor, Great-West Life & Annuity Insurance Company, represents the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by Great-West Life & Annuity Insurance Company.

(e) Great-West Life & Annuity Insurance Company represents that the no-action letters issued by the staff of the Division of Investment Management of the Securities and Exchange Commission on November 28, 1988, to the American Council of Life Insurance, and on August 30, 2012, to ING Life Insurance Company, are being relied upon, and that the terms of those no-action positions have been complied with.

C-10

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[Old]: "100.0% -RMA (U.S.) Realty LLC (DE) [(special shares held by 1218023 Alberta Ltd. (50%) and 1214931 Alberta Ltd. 50%)] 100.0% -RMA American Realty Corp. 1% -RMA American Realty Limited Partnership [(99% owned by RMA (U.S.) Realty LLC (Delaware)] 99.0% -RMA American Realty Limited Partnership (1% owned by RMA American Realty Corp.) 100.0% -1218023 Alberta Ltd. 50% -special shares in RMA (U.S.) Realty LLC (Delaware) 100.0% -1214931 Alberta Ltd. 50% -special shares in RMA (U.S.) Realty LLC (Delaware) 30.0% -RMA Real Estate LP 100.0% -RMA Properties Ltd. (Formerly TGS REIT Properties Ltd.) 100.0% -S-8025 Holdings Ltd. 100.0% -RMA Properties (Riverside) Ltd. (Formerly TGS REIT Properties (Riverside) Ltd. 100.0% -1319399 Ontario Inc. 100.0% -3853071 Canada Limited 50.0% -Laurier House Apartments Limited 30.0% -Kelowna Central Park Properties Ltd. 30.0% -Kelowna Central Park Phase II Properties Ltd. 30.0% -Trop Beau Developments Limited 100.0% -4298098 Canada Inc. 100.0% -GWLC Holdings Inc. 100% -GLC Reinsurance Corporation 100.0% -389288 B.C. Ltd. 100.0% -Quadrus Investment Services Ltd. 35.0% -The Walmer Road Limited Partnership 100.0% -177545 Canada Limited 100.0% -Lonlife Financial Services Limited 88.0% -Neighborhood Dental Services Ltd. 100.0% -Quadrus Distribution Services Ltd. 100.0% -Toronto College Park Ltd. 25.0% -High Park Bayview Limited Partnership 30.0% -KS Village (Millstream) Inc. 100.0% -London Life Financial Corporation 89.4% -London Reinsurance Group, Inc. (10.6% owned by London Life Insurance Company) held"
[New]: "and on August 30, 2012, to ING Life Insurance Company, are being relied upon, and that the terms of those no-action positions have been complied with."

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"C-10"

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Greenwood Village, and State of Colorado on this [ ] day of February, 2021.

VARIABLE ANNUITY-8 SERIES ACCOUNT
(Registrant)

By: /s/ Edmund F. Murphy III
Edmund F. Murphy III
President and Chief Executive Officer of Great-West Life & Annuity Insurance Company

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
(Depositor)

By: /s/ Edmund F. Murphy III
Edmund F. Murphy III
President and Chief Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

| **Signature** | **Title** | **Date** |
|---|---|---|
| /s/ R. Jeffrey Orr<br>R. Jeffrey Orr* | Chairman of the Board | February [ ], 2021 |
| /s/ Edmund F. Murphy III<br>Edmund F. Murphy III | President and Chief Executive Officer | February [ ], 2021 |
| /s/ Andra S. Bolotin<br>Andra S. Bolotin | Executive Vice President & Chief Financial Officer | February [ ], 2021 |
| /s/ John L. Bernbach<br>John L. Bernbach* | Director | February [ ], 2021 |
| /s/ Robin Bienfait<br>Robin Bienfait* | Director | February [ ], 2021 |
| /s/ Marcel R. Coutu<br>Marcel R. Coutu* | Director | February [ ], 2021 |
| /s/ André R. Desmarais<br>André R. Desmarais* | Director | February [ ], 2021 |
| /s/ Paul G. Desmarais, Jr.<br>Paul G. Desmarais, Jr.* | Director | February [ ], 2021 |
| /s/ Gary A. Doer<br>Gary A. Doer* | Director | February [ ], 2021 |
| /s/ Gregory J. Fleming<br>Gregory J. Fleming* | Director | February [ ], 2021 |
| Claude Généreux | Director | |

Page: 56

Text Replaced
[Old]: "by London Reinsurance Group Inc.) 100.0% -London Life & General Reinsurance Co. Ltd. (1 share held by London Life & Casualty Reinsurance Corporation and 20,099,999 shares 100.0% -London Life & Casualty Reinsurance Corporation 100.0% -Trabaja Reinsurance Company Ltd. 100.0% -London Life and Casualty (Barbados) Corporation 100.0% -LRG (US), Inc. 100.0% -London Life International Reinsurance Corporation 100.0% -London Life Reinsurance Company 75.0% -Vaudreuil Shopping Centres Limited 30.0% -Saskatoon West Shopping Centres Limited C -9"
[New]: "SIGNATURES As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Greenwood Village, and State of Colorado on this [ ] day of February, 2021. VARIABLE ANNUITY-8 SERIES ACCOUNT (Registrant) By: /s/ Edmund F. Murphy III Edmund F. Murphy III President and Chief Executive Officer"

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[Old]: "75.0% -2331777 Ontario Ltd. 75.0% -2344701 Ontario Ltd. 75.0% -2356720 Ontario Ltd. 75.0% -0977221 B.C. Ltd. 100.0% -Canada Life Financial Corporation 100.0% -The Canada Life Assurance Company 100.0% -Canada Life Brasil LTDA 100.0% -Canada Life Capital Corporation, Inc. 100.0% -Canada Life International Holdings, Limited 100.0% -Canada Life International Services Limited 100.0% -Canada Life International, Limited 100.0% -CLI Institutional Limited 100.0% -Canada Life Irish Holding Company, Limited 100.0% -Canada Life Group Services Limited 100.0% -Canada Life Europe Investment Limited 78.67% -Canada Life Assurance Europe Limited 100.0% -Canada Life Europe Management Services, Limited 21.33% -Canada Life Assurance Europe Limited 100.0% -Canada Life International Re, Limited 100.0% -Canada Life Reinsurance International, Ltd. 100.0% -Canada Life Reinsurance, Ltd. 100.0% -The Canada Life Group (U.K.), Limited 100.0% -Irish Life Investment Managers Limited 100.0% -Summit Asset Managers Ltd. 7.0% -Irish Association of Investment Managers 100.0% -Setanta Asset Management Limited -Setanta Asset Management Funds Public Limited Company (interest only) 100.0% -Canada Life Pension Managers & Trustees, Limited 100.0% -Canada Life Asset Management Limited 100.0% -Canada Life European Real Estate Limited 100.0% -Hotel Operations (Walsall) Limited 100.0% -Hotel Operations (Cardiff) Limited 100.0% -Canada Life Trustee Services (U.K.), Limited 100.0% -CLFIS (U.K.), Limited 100.0% -Canada Life, Limited 100.0% -Canada Life (Ireland), Limited 11.29% -Irish Life Assurance plc. 100.0% -Canada Life (U.K.), Limited 100.0% -Albany Life Assurance Company, Limited 100.0% -Canada Life Management (U.K.), Limited 100.0% -Canada Life Services (U.K.), Limited 100.0% -Canada Life Fund Managers (U.K.), Limited 100.0% -Canada Life Group Services (U.K.), Limited C -10"
[New]: "of Great-West Life & Annuity"

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[Old]: "100.0% -Canada Life Holdings (U.K.), Limited 100.0% -Canada Life Irish Operations, Limited 100.0% -Canada Life Ireland Holdings, Limited. 100.0% -Irish Life Group Limited 100.0% -Irish Progressive Services International Ltd 100.0% -Irish Life Group Services Limited 100.0% -Irish Life Financial Services Limited 49.0% -Glohealth Financial Services Limited 100.0% -Vestone Ltd. 100.0% -Cornmarket Group Financial Services Ltd. 100.0% -Cornmarket Insurance Brokers Ltd. 100.0% -Cornmarket Insurance Services Limited 100.0% -Cornmarket Retail Trading Ltd. 100.0% -Savings & Investments Ltd. 100.0% -Gregan McGuiness (Life & Pensions) Ltd. 100.0% -Irish Life Associate Holdings 100.0% -Irish Life Irish Holdings 30.0% -Allianz-Irish Life Holdings plc. 88.71% -Irish Life Assurance plc. 100.0% -Ballsbridge Property Investments Ltd. 100.0% -Cathair Ce Ltd. 100.0% -Ilona Financial Group, Inc. 100.0% -Irish Life Unit Fund Managers Ltd. 100.0% -Keko Park Ltd. 100.0% -Stephen Court Ltd. 100.0% -Tredwell Associates Ltd. 100.0% -Irish Life Trustee Services Limited 100.0% -Kohlenberg & Ruppert Premium Properties S.A. 100.0% -Office Park De Mont-St-Guibert A S.A. 100.0% -Office Park De Mont-St-Guibert B S.A. 100.0% -Office Park De Mont-St-Guibert C S.A. 100.0% -Ilot St Michel Lux S.A.R.L. 100.0% -Ilot St Michel FH S.P.R.L. 100.0% -Ilot St Michel LLH S.P.R.L. 100.0% -Etak SAS 100.0% -Mili SAS 100.0% -Sarip SCI 66.66% -City Park (Hove) Management Company Ltd. 66.66% -City Gate Park Administration Limited 98.0% -Westlink Industrial Estate Management Company Ltd. 51.0% -SJRQ Riverside IV Management Limited -Setanta Asset Management Funds Public Limited Company (interest only) 50.0% -Hollins Clough Management Company Ltd. C -11"
[New]: "Insurance Company GREAT-WEST LIFE"

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"100.0% -I.G. Insurance Services Inc. 100.0% -Investors Syndicate Limited 100.0% -Investors Group Securities Inc. 100.0% -6460675 Manitoba Ltd. 100.0% -I.G. Investment Management, Ltd. 100.0% -Investors Group Corporate Class Inc. 100.0% -Investors Syndicate Property Corp. 100.0% -0965311 B.C. Ltd. 100.0% -0992480 B.C. Ltd. 19.63% -I.G. (Rockies) Corp. 100.0% -I.G. Investment Corp. 80.37% -I.G. (Rockies) Corp. (19.63%

Comments from page 56 continued on next page

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Greenwood Village, and State of Colorado on this [    ] day of February, 2021.

VARIABLE ANNUITY-8 SERIES ACCOUNT
(Registrant)

By: /s/ Edmund F. Murphy III
  Edmund F. Murphy III
  President and Chief Executive Officer of Great-West
  Life & Annuity Insurance Company

GREAT-WEST LIFE & ANNUITY INSURANCE
COMPANY
(Depositor)

By: /s/ Edmund F. Murphy III
  Edmund F. Murphy III
  President and Chief Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ R. Jeffrey Orr<br>R. Jeffrey Orr* | Chairman of the Board | February [   ], 2021 |
| /s/ Edmund F. Murphy III<br>Edmund F. Murphy III | President and Chief Executive Officer | February [   ], 2021 |
| /s/ Andra S. Bolotin<br>Andra S. Bolotin | Executive Vice President & Chief Financial Officer | February [   ], 2021 |
| /s/ John L. Bernbach<br>John L. Bernbach* | Director | February [   ], 2021 |
| /s/ Robin Bienfait<br>Robin Bienfait* | Director | February [   ], 2021 |
| /s/ Marcel R. Coutu<br>Marcel R. Coutu* | Director | February [   ], 2021 |
| /s/ André R. Desmarais<br>André R. Desmarais* | Director | February [   ], 2021 |
| /s/ Paul G. Desmarais, Jr.<br>Paul G. Desmarais, Jr.* | Director | February [   ], 2021 |
| /s/ Gary A. Doer<br>Gary A. Doer* | Director | February [   ], 2021 |
| /s/ Gregory J. Fleming<br>Gregory J. Fleming* | Director | February [   ], 2021 |
| <br>Claude Généreux | Director | |

owned by I.G. Investment Management, Ltd.) 100.0% -Mackenzie Inc. 100.0% -Mackenzie Financial Corporation 100.0% -Mackenzie Investments Charitable Foundation 14.28% -Strategic Charitable Giving Foundation 100.0% -Mackenzie Cundill Investment Management (Bermuda) Ltd. 100.0% -Mackenzie Financial Capital Corporation 100.0% -Multi-Class Investment Corp. 100.0% -MMLP GP Inc. 100.0% -Mackenzie Investments Corporation 100.0% -Mackenzie Investments PTE. Ltd. 100.0% -Mackenzie Global Macro Asian Credit Fund Ltd. 100% -Mackenzie Global Macro Asian Credit Master Fund, Ltd. 97.08% -Investment Planning Counsel Inc. (and 2.92% owned by Management of IPC) 100.0% -IPC Investment Corporation 100.0% -IPC Estate Services Inc. 100.0% -IPC Securities Corporation 88.66% -IPC Portfolio Services Inc. (and 11.34% owned by advisors of IPC Investment Corporation and IPC Securities Corporation) 100.0% -Counsel Portfolio Services Inc. 100.0% -Counsel Portfolio Corporation E. Pargesa Holding SA Group of Companies (European investments) Power Corporation of Canada 100.0% -171263 Canada Inc. 65.73% -Power Financial Corporation 100.0% -Power Financial Europe B.V. 50.0% -Parjointco N.V. 75.4% -Pargesa Holding SA (55.5% capital) 100.0% -Pargesa Netherlands B.V. 52.0% (taking into account the treasury shares -Groupe Bruxelles Lambert (50.0% in capital) Capital C -13"

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"50.0% -Dakline Company Ltd. 50.0% -Ashtown Management Company Ltd. 25.0% -Fulwood Park Management Company (No. 2) Ltd. 20.0% -Choralli Limited 14.0% -Baggot Court Management Limited 11.0% -Richview Office Park Management Company Limited 5.5% -Padamul Ltd. 100.0% -Canada Life Group Holdings Limited 100.0% -4073649 Canada, Inc. (1 common share owned by 587443 Ontario, Inc.) 100.0% -Canada Life Finance (U.K.), Limited 100.0% -CL Luxembourg Capital Management S.á.r.l. 100.0% -8478163 Canada Limited 100.0% -Canada Life Bermuda Limited 100.0% -The Canada Life Insurance Company of Canada 100.0% -6855572 Manitoba Ltd. 94.4% -MAM Holdings Inc. (5.6% owned by GWL) 100.0% -Mountain Asset Management LLC 12.5% -2331777 Ontario Ltd. 12.5% -2344701 Ontario Ltd. 12.5% -Vaudreuil Shopping Centres Limited 12.5% -2356720 Ontario Ltd. 12.5% -0977221 B.C. Ltd. 100.0% -CL Capital Management (Canada), Inc. 100.0% -GRS Securities, Inc. 100.0% -587443 Ontario, Inc. 100.0% -Canada Life Mortgage Services, Ltd. 100.0% -Adason Properties, Limited 100.0% -Adason Realty, Ltd. 28.6% -GWL THL Private Equity I Inc. (71.4% owned by The Great-West Life Assurance Company) 100.0% -Canada Life Capital Trust D. IGM Financial Inc. Group of Companies (Canadian mutual funds) Power Corporation of Canada 100.0% -171263 Canada Inc. 65.73% -Power Financial Corporation 58.83% -IGM Financial Inc. 100.0% -Investors Group Inc. 100.0% -Investors Group Financial Services Inc. 100.0% -I.G. International Management Limited 100.0% -I.G. Investment Management (Hong Kong) Limited 100.0% -Investors Group Trust Co. Ltd. 100.0% -391102 B.C. Ltd. C -12"

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[Old]: "1.1% -Suez Environment Company (of which 0.2% in trading) 29.3% -Lafarge SA (21.1% in capital of which 0.1% held by GBL Energy S.à r.l. and Serena S.à r.l.)) 6.9% -Pernod Ricard (7.5% in capital) 12.43% -Umicore (12.43% in capital) 0.4% -LTI One 0.1% -Sagerpar 100.0% -Belgian Securities B.V. Capital 71.9% -Imerys (56.5% in capital) 100.0% -Brussels Securities Capital 99.6% -LTI One 0.1% -Groupe Bruxelles Lambert 100.0% -LTI Two 0.1% -Groupe Bruxelles Lambert 0.1% -Umicore 99.9% -Sagerpar 3.6% -Groupe Bruxelles Lambert 100.0% -GBL Overseas Finance N.V. 100.0% -COFINERGY Capital 100.0% -GBL Energy S.á.r.l. Capital 3.0% -Total SA (2.7% in capital) 100.0% -GBL Verwaltung GmbH 100.0% -GBL Finance & Treasury 100.0% -GBL Verwaltung SA Capital 100.0% -GBL Investments Limited 100.0% -GBL R 100.0% -Sienna Capital S.á.r.l Capital 39.1% -Kartesia Credit Opportunities I SCA, SICAV-SIF 40.0% -Kartesia GP SA 43.0% -ECP1 100.0% -ECP3 15.1% -Mérieux Participations I 37.8% -Mérieux Participations II 100.0% -Serena S.á.r.l Capital 15.0% -SGS 2.4% -GDF SUEZ (of which 0.1% in trading) 42.4% -ECP 2 C -14"
[New]: "& ANNUITY INSURANCE COMPANY (Depositor) By: /s/ Edmund F. Murphy III Edmund"

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[Old]: "100.0% -Pargesa Netherlands B.V. 100.0% -SFPG F. Square Victoria Communications Group Inc. Group of Companies (Canadian communications) Power Corporation of Canada 100.0% -Square Victoria Communications Group Inc. 100.0% -Gesca Ltée 100.0% -La Presse, ltée 100.0% -Cyberpresse Inc. 100.0% -3834310 Canada Inc. 100.0% -Square Victoria Digital Properties Inc. 100.0% -4400046 Canada Inc. 81.90% -9059-2114 Québec Inc. 99.27% -DuProprio, Inc. 100.0% -VR Estates Inc. 100.0% -0757075 B.C. Ltd. 0.1% -Lower Mainland Comfree LP 99.9% -Lower Mainland Comfree LP 100.0% -Comfree Commission Free Realty Inc. 100.0% -CF Real Estate First Inc. 100.0% -CF Real Estate Max Inc. 100.0% -CF Real Estate Ontario Inc. 100.0% -CF Real Estate Maritimes Inc. 100.0% -DP Immobilier Québec Inc. 100.0% -8495122 Canada Inc. 100.0% -Les Éditions Gesca Ltée 100.0% -Les Éditions La Presse Ltée 100.0% -(W.illi.am) 6657443 Canada Inc. 2.72% -Acquisio Inc. 50.0% -Workopolis Canada 25.0% -Olive Média 100.0% -Attitude Digitale Inc. 26.32% -Checkout 51 Inc. 100.0% -Square Victoria C.P. Holding Inc. 33.3% -Canadian Press Enterprises Inc. 100.0% -Pagemasters North America Inc. G. Power Corporation (International) Limited Group of Companies (Asian investments) Power Corporation of Canada 100.0% -Power Corporation (International) Limited 99.9% -Power Pacific Corporation Limited C -15"
[New]: "F. Murphy III President and Chief Executive Officer"

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"100.0% -4524781 Canada Inc. 100.0% -4524799 Canada Inc. 100.0% -4524802 Canada Inc. I. Other PFC Companies Power Financial Corporation 100.0% -4400003 Canada Inc. 100.0% -3411893 Canada Inc. 100.0% -3439453 Canada Inc. 100.0% -Power Financial Capital Corporation 100.0% -7973594 Canada Inc. 100.0% -7973683 Canada Inc. 100.0% -7974019 Canada Inc. 100.0% -8677964 Canada Inc. C -17"

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"100.0% -Power Pacific Mauritius Limited 11.74% -Vimicro International Corporation 0.1% -Power Pacific Equities Limited 99.9% -Power Pacific

Comments from page 56 continued on next page

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Greenwood Village, and State of Colorado on this [ ] day of February, 2021.

VARIABLE ANNUITY-8 SERIES ACCOUNT
(Registrant)

By: /s/ Edmund F. Murphy III
Edmund F. Murphy III
President and Chief Executive Officer of Great-West Life & Annuity Insurance Company

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
(Depositor)

By: /s/ Edmund F. Murphy III
Edmund F. Murphy III
President and Chief Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

| **Signature** | **Title** | **Date** |
|---|---|---|
| /s/ R. Jeffrey Orr<br>R. Jeffrey Orr* | Chairman of the Board | February [ ], 2021 |
| /s/ Edmund F. Murphy III<br>Edmund F. Murphy III | President and Chief Executive Officer | February [ ], 2021 |
| /s/ Andra S. Bolotin<br>Andra S. Bolotin | Executive Vice President & Chief Financial Officer | February [ ], 2021 |
| /s/ John L. Bernbach<br>John L. Bernbach* | Director | February [ ], 2021 |
| /s/ Robin Bienfait<br>Robin Bienfait* | Director | February [ ], 2021 |
| /s/ Marcel R. Coutu<br>Marcel R. Coutu* | Director | February [ ], 2021 |
| /s/ André R. Desmarais<br>André R. Desmarais* | Director | February [ ], 2021 |
| /s/ Paul G. Desmarais, Jr.<br>Paul G. Desmarais, Jr.* | Director | February [ ], 2021 |
| /s/ Gary A. Doer<br>Gary A. Doer* | Director | February [ ], 2021 |
| /s/ Gregory J. Fleming<br>Gregory J. Fleming* | Director | February [ ], 2021 |
| Claude Généreux | Director | |

Equities Limited 0.63% -CITIC Limited 100.0% -Power Communications Inc. 0.1% -Power Pacific Corporation Limited 10.0% -China Asset Management Limited H. Other PCC Companies Power Corporation of Canada 100.0% -152245 Canada Inc. 100.0% -Power Tek, LLC 100.0% -3540529 Canada Inc. 18.75% -Société Immobiliére HMM 1.22% -Quinstreet Inc. 100.0% -Square Victoria Real Estate Inc./ Spuare Victoria Immobilier Inc. 100.0% -3121011 Canada Inc. 100.0% -171263 Canada Inc. 100.0% -Victoria Square Ventures Inc. 22.12% -Bellus Health Inc. 25.0% -Club de Hockey Les Remparts de Québec Inc. 100.0% -Power Energy Corporation 62.83% -Potentia Solar Inc. 100.0% -Power Energy Eagle Creek Inc. 60.0% -Power Energy Eagle Creek LLP 24.05% -Eagle Creek Renewable Energy, LLC 100.0% -Power Communications Inc. 100.0% -Brazeau River Resources Investments Inc. 100.0% -PCC Industrial (1993) Corporation 100.0% -Power Corporation International 100.0% -3249531 Canada Inc. 100.0% -Sagard Capital Partners GP, Inc. 99.4% -Sagard Capital Partners, L.P. 96.9% -IntegraMed America, Inc. 100.0% -Power Corporation of Canada Inc. 100.0% -PL S.A. 100.0% -4190297 Canada Inc. 100% -Sagard Capital Partners Management Corp. 100.0% -Sagard S.A.S. 100.0% -Marquette Communications (1997) Corporation 100.0% -4507037 Canada Inc. C -16"

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"Item 27. Number of Contract Owners As of the date of this Registration Statement, there were no owners of Contracts offered by the Registrant by means of the prospectus contained herein. Item 28. Indemnification Provisions exist under the Colorado Business Corporation Act and the Bylaws of the Depositor whereby the Depositor may indemnify a director, officer, or controlling person of the Depositor against liabilities arising under the Securities Act of 1933. The following excerpts contain the substance of these provisions: Colorado Business Corporation Act Article 109 -INDEMNIFICATION Section 7-109-101. Definitions. As used in this Article: (1) "Corporation" includes any domestic or foreign entity that is a predecessor of the corporation by reason of a merger, consolidation, or other transaction in which the predecessor's existence ceased upon consummation of the transaction. (2) "Director" means an individual who is or was a director of a corporation or an individual who, while a director of a corporation, is or was serving at the corporation's request as a director, an officer, an agent, an associate, an employee, a fiduciary, a manager, a member, a partner, a promoter, or a trustee of, or to hold any similar position with, another domestic or foreign entity or of an employee benefit plan. A director is considered to be serving an employee benefit plan at the corporation's request if the director's duties to the corporation also impose duties on, or otherwise involve services by, the director to the plan or to participants in or beneficiaries of the plan. "Director" includes, unless the context requires otherwise, the estate or personal representative of a director. (3) "Expenses" includes counsel fees. (4) "Liability" means the obligation incurred with respect to a proceeding to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses. (5) "Official capacity" means, when used with respect to a director, the office of director in the corporation and, when used with respect to a person other than a director as contemplated in Section 7-109-107, the office in a corporation held by the officer or the employment, fiduciary, or agency relationship undertaken by the employee, fiduciary, or agent on behalf of the corporation. "Official capacity" does not include service for any other domestic or foreign corporation or other person or employee benefit plan. proceeding. (6) "Party" includes a person who was, is, or is threatened to be made a named defendant or respondent in a (7) "Proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal. Section 7-109-102. Authority to indemnify directors. (1) Except as provided in subsection (4) of this section, a corporation may indemnify a person made a party to the proceeding because the person is or was a director against liability incurred in the proceeding if: (a) The person conducted himself or herself in good faith; and (b) The person reasonably believed: (I) In the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation's best interests; and"

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"(1) Unless otherwise provided in the articles of incorporation, a director who is or was a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice the court considers necessary, may order indemnification in the following manner: (a) If it determines the director is entitled to mandatory indemnification under section 7-109-103, the court shall order indemnification, in which case the court shall also order the corporation to pay the director's reasonable expenses incurred to obtain court-ordered indemnification. (b) If it determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director met the standard of conduct set forth in section 7-109-102 (1) or was adjudged liable in the circumstances described in Section 7-109-102 (4), the court may order such indemnification as the court deems proper; except that the indemnification with respect to any proceeding in which liability shall have been adjudged in the circumstances described Section 7-109-102 (4) is limited to reasonable expenses incurred in connection with the proceeding and reasonable expenses incurred to obtain court-ordered indemnification. Section 7-109-106. Determination and Authorization of Indemnification of Directors. (1) A corporation may not indemnify a director under Section 7-109-102 unless authorized in the specific case after a determination has been made that indemnification of the director is permissible in the circumstances because he has met the standard of conduct set forth in Section 7-109-102. A corporation shall not advance expenses to a director under Section 7-109-104 unless authorized in the specific case after the written affirmation and undertaking required by Section 7-109-104(1)(a) and (1)(b) are received and the determination required by Section 7-109-104(1)(c) has been made. (2) The determinations required by under subsection (1) of this section shall be made: (a) By the board of directors by a majority vote of those present at a meeting at which a quorum is present, and only those directors not parties to the proceeding shall be counted in satisfying the quorum; or (b) If a quorum cannot be obtained, by a majority vote of a committee of the board of directors designated by the board of directors, which committee shall consist of two or more directors not parties to the proceeding; except that directors who are parties to the proceeding may participate in the designation of directors for the committee. (3) If a quorum cannot be obtained as contemplated in paragraph (a) of subsection (2) of this section, and the committee cannot be established under paragraph (b) of subsection (2) of this section, or even if a quorum is obtained or a committee designated, if a majority of the directors constituting such quorum or such committee so directs, the determination required to be made by subsection (1) of this section shall be made: (a) By independent legal counsel selected by a vote of the board of directors or the committee in the manner specified in paragraph (a) or (b) of subsection (2) of this section or, if a quorum of the full board cannot be obtained and a committee cannot be established, by independent legal counsel selected by a majority vote of the full board of directors; or (b) By the shareholders. (4) Authorization of indemnification and advance of expenses shall be made in the same manner as the determination that indemnification or advance of expenses is permissible; except that, if the determination that indemnification or advance of expenses is permissible is made by independent legal counsel, authorization of indemnification and advance of expenses shall be made by the body that selected such counsel. Section 7-109-107. Indemnification of Officers, Employees, Fiduciaries, and Agents. (1) Unless otherwise provided in the articles of incorporation: (a) An officer is entitled to mandatory indemnification under section 7-109-103, and is entitled to apply for court-ordered indemnification under section 7-109-105, in each case to the same extent as a director; (b) A corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent of the corporation to the same extent as a director; and"

Comments from page 56 continued on next page

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Greenwood Village, and State of Colorado on this [ ] day of February, 2021.

VARIABLE ANNUITY-8 SERIES ACCOUNT
(Registrant)

By: /s/ Edmund F. Murphy III
Edmund F. Murphy III
President and Chief Executive Officer of Great-West Life & Annuity Insurance Company

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
(Depositor)

By: /s/ Edmund F. Murphy III
Edmund F. Murphy III
President and Chief Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

| **Signature** | **Title** | **Date** |
|---|---|---|
| /s/ R. Jeffrey Orr<br>R. Jeffrey Orr* | Chairman of the Board | February [ ], 2021 |
| /s/ Edmund F. Murphy III<br>Edmund F. Murphy III | President and Chief Executive Officer | February [ ], 2021 |
| /s/ Andra S. Bolotin<br>Andra S. Bolotin | Executive Vice President & Chief Financial Officer | February [ ], 2021 |
| /s/ John L. Bernbach<br>John L. Bernbach* | Director | February [ ], 2021 |
| /s/ Robin Bienfait<br>Robin Bienfait* | Director | February [ ], 2021 |
| /s/ Marcel R. Coutu<br>Marcel R. Coutu* | Director | February [ ], 2021 |
| /s/ André R. Desmarais<br>André R. Desmarais* | Director | February [ ], 2021 |
| /s/ Paul G. Desmarais, Jr.<br>Paul G. Desmarais, Jr.* | Director | February [ ], 2021 |
| /s/ Gary A. Doer<br>Gary A. Doer* | Director | February [ ], 2021 |
| /s/ Gregory J. Fleming<br>Gregory J. Fleming* | Director | February [ ], 2021 |
| Claude Généreux | Director | |

Text Deleted
"C.E. Waddell Director and Senior Vice President W.S. Harmon Senior Vice President M.R. Edwards Senior Vice President R.J. Laeyendecker Senior Vice President B.A. Byrne Senior Vice President, Legal & Chief Compliance Officer S.A. Bendrick Vice President B.P. Neese Senior Vice President C.R. Bergeon Vice President S.M. Gile Vice President M.C. Maiers Vice President and Treasurer T.L. Luiz Compliance Officer (1) 8515 East Orchard Road, Greenwood Village, Colorado 80111. (c) Commissions and other compensation received by Principal Underwriter, directly or indirectly, from the Registrant during Registrant's last fiscal year: Name of Principal Underwriter Compensation on Redemption Brokerage Commissions Compensation GWFS -0--0--0Item 30. Location of Accounts and Records All accounts, books, or other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained by the Registrant through the Depositor, 8515 E. Orchard Road, Greenwood Village, Colorado 80111. Item 31. Management Services Not Applicable. Item 32. Undertakings and Representations (a) Registrant undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted. (b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information. (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request. (d) The Depositor, Great-West Life & Annuity Insurance Company, represents the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by Great-West Life & Annuity Insurance Company. (e) Great-West Life & Annuity Insurance Company represents that the no-action letters issued by the staff of the Division of Investment Management of the Securities and Exchange Commission on November 28, 1988, to the American Council of Life Insurance, and on August 30, 2012, to ING Life Insurance Company, are being relied upon, and that the terms of those no-action positions have been complied with."

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"(b) the person reasonably believed that his or her conduct was in the corporation's best interests; and (c) in the case of any criminal proceeding, the person had no reasonable cause to believe that his or her conduct was unlawful; and (d) if the person is or was an employee of the corporation, the person acted in the ordinary course of the person's employment with the corporation. SECTION 3. Subject to applicable law, if any person who is or was serving as a director, officer, trustee or employee of another company or entity at the request of the corporation is made a party to a proceeding because the person is or was serving as a director, officer, trustee or employee of the other company or entity, the corporation shall indemnify the person, or the estate or personal representative of the person, from and against all liability and expenses incurred by the person in the proceeding (and advance to the person expenses incurred in the proceeding) if: (a) the person is or was appointed to serve at the request of the corporation as a director, officer, trustee or employee of the other company or entity in accordance with Indemnification Procedures approved by the Board of Directors of the corporation; and (b) with respect to the matter(s) giving rise to the proceeding: (i) the person conducted himself or herself in good faith; and (ii) the person reasonably believed that his or her conduct was at least not opposed to the corporation's best interests (in the case of a trustee of one of the corporation's staff benefits plans, this means that the person's conduct was for a purpose the person reasonably believed to be in the interests of the plan participants); and (iii) in the case of any criminal proceeding, the person had no reasonable cause to believe that his or her conduct was unlawful; and if the person is or was an employee of the other company or entity, the person acted in the ordinary course of the person's employment with the other company or entity. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue. Item 29. Principal Underwriter (a) GWFS Equities, Inc. ("GWFS") is the distributor of securities of the Registrant. In addition to the Registrant, GWFS serves as distributor or principal underwriter for Great-West Funds, Inc., an open-end management investment company, Maxim Series Account of the Depositor, FutureFunds Series Account of the Depositor, Variable Annuity-1 Series Account of the Depositor, COLI VUL-2 Series Account of the Depositor, COLI VUL-4 Series Account of the Depositor, Trillium Variable Annuity Account of the Depositor, Prestige Variable Life Account of the Depositor, Variable Annuity-1 Series Account of Great-West Life & Annuity Insurance Company of New York ("GWL&A NY"), Variable Annuity-2 Series Account of GWL&A NY, and COLI VUL-2 Series Account of GWL&A NY. (b) Directors and Officers of GWFS: Name Position and Office with Underwriter E.F. Murphy Chairman, President and Chief Executive Officer R.K. Shaw Director and Executive Vice President D.L. Musto Director and Executive Vice President S.E. Jenks Director and Executive Vice President"

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"(c) A corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its bylaws, general or specific action of its board of directors or shareholders, or contract. Section 7-109-108. Insurance. A corporation may purchase and maintain insurance on behalf of a person who is or was a director, officer, employee, fiduciary, or agent of the corporation, or who, while a director, officer, employee, fiduciary, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of another domestic or foreign entity or of an employee benefit plan, against liability asserted against or incurred by the person in that capacity or arising from the person's status as a director, officer, employee, fiduciary, or agent, whether or not the corporation would have power to indemnify the person against the same liability under section 7-109-102, 7-109-103, or 7-109-107. Any such insurance may be procured from any insurance company designated by the board of directors, whether such insurance company is formed under the law of this state or any other jurisdiction of the United States or elsewhere, including any insurance company in which the corporation has an equity or any other interest through stock ownership or otherwise. Section 7-109-109. Limitation of Indemnification of Directors. (1) A provision treating a corporation's indemnification of, or advance of expenses to, directors that is contained in its articles of incorporation or bylaws, in a resolution of its shareholders or board of directors, or in a contract, except for an insurance policy or otherwise, is valid only to the extent the provision is not inconsistent with Sections 7-109-101 to 7-109 108. If

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## SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Greenwood Village, and State of Colorado on this [ ] day of February, 2021.

VARIABLE ANNUITY-8 SERIES ACCOUNT
(Registrant)

By: /s/ Edmund F. Murphy III
  Edmund F. Murphy III
  President and Chief Executive Officer of Great-West
  Life & Annuity Insurance Company

GREAT-WEST LIFE & ANNUITY INSURANCE
COMPANY
(Depositor)

By: /s/ Edmund F. Murphy III
  Edmund F. Murphy III
  President and Chief Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ R. Jeffrey Orr<br>R. Jeffrey Orr* | Chairman of the Board | February [ ], 2021 |
| /s/ Edmund F. Murphy III<br>Edmund F. Murphy III | President and Chief Executive Officer | February [ ], 2021 |
| /s/ Andra S. Bolotin<br>Andra S. Bolotin | Executive Vice President & Chief Financial Officer | February [ ], 2021 |
| /s/ John L. Bernbach<br>John L. Bernbach* | Director | February [ ], 2021 |
| /s/ Robin Bienfait<br>Robin Bienfait* | Director | February [ ], 2021 |
| /s/ Marcel R. Coutu<br>Marcel R. Coutu* | Director | February [ ], 2021 |
| /s/ André R. Desmarais<br>André R. Desmarais* | Director | February [ ], 2021 |
| /s/ Paul G. Desmarais, Jr.<br>Paul G. Desmarais, Jr.* | Director | February [ ], 2021 |
| /s/ Gary A. Doer<br>Gary A. Doer* | Director | February [ ], 2021 |
| /s/ Gregory J. Fleming<br>Gregory J. Fleming* | Director | February [ ], 2021 |
| <br>Claude Généreux | Director | |

the articles of incorporation limit indemnification or advance of expenses, indemnification or advance of expenses are valid only to the extent not inconsistent with the articles of incorporation. (2) Sections 7-109-101 to 7-109-108 do not limit a corporation's power to pay or reimburse expenses incurred by a director in connection with an appearance as a witness in a proceeding at a time when he or she has not been made a named defendant or respondent in the proceeding. Section 7-109-110. Notice to Shareholders of Indemnification of Director. If a corporation indemnifies or advances expenses to a director under this article in connection with a proceeding by or in the right of the corporation, the corporation shall give written notice of the indemnification or advance to the shareholders with or before the notice of the next shareholders' meeting. If the next shareholder action is taken without a meeting at the instigation of the board of directors, such notice shall be given to the shareholders at or before the time the first shareholder signs a writing consenting to such action. Bylaws of the Depositor Article IV. Indemnification SECTION 1. In this Article, the following terms shall have the following meanings: (a) "expenses" means reasonable expenses incurred in a proceeding, including expenses of investigation and preparation, expenses in connection with an appearance as a witness, and fees and disbursement of counsel, accountants or other experts; (b) "liability" means an obligation incurred with respect to a proceeding to pay a judgment, settlement, penalty or fine; (c) "party" includes a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding; (d) "proceeding" means any threatened, pending or completed action, suit, or proceeding whether civil, criminal, administrative or investigative, and whether formal or informal. SECTION 2. Subject to applicable law, if any person who is or was a director, officer or employee of the corporation is made a party to a proceeding because the person is or was a director, officer or employee of the corporation, the corporation shall indemnify the person, or the estate or personal representative of the person, from and against all liability and expenses incurred by the person in the proceeding (and advance to the person expenses incurred in the proceeding) if, with respect to the matter(s) giving rise to the proceeding: (a) the person conducted himself or herself in good faith; and"

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"(II) In all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and conduct was unlawful. (c) In the case of any criminal proceeding, the person had no reasonable cause to believe his or her (2) A director's conduct with respect to an employee benefit plan for a purpose the director reasonably believed to be in the interests of the participants in or beneficiaries of the plan is conduct that satisfies the requirements of subparagraph (II) of paragraph (b) of subsection (1) of this section. A director's conduct with respect to an employee benefit plan for a purpose that the director did not reasonably believe to be in the interests of the participants in or beneficiaries of the plan shall be deemed not to satisfy the requirements of subparagraph (a) of subsection (1) of this section. (3) The termination of any proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, is not, of itself, determinative that the director did not meet the standard of conduct described in this section. (4) A corporation may not indemnify a director under this section: (a) In connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or (b) In connection with any proceeding charging that the director derived an improper personal benefit, whether or not involving action in an official capacity, in which proceeding the director was adjudged liable on the basis that he or she derived an improper personal benefit. (5) Indemnification permitted under this section in connection with a proceeding by or in the right of a corporation is limited to reasonable expenses incurred in connection with the proceeding. Section 7-109-103. Mandatory Indemnification of Directors. Unless limited by the articles of incorporation, a corporation shall indemnify a person who was wholly successful, on the merits or otherwise, in defense of any proceeding to which the person was a party because the person is or was a director, against reasonable expenses incurred by him or her in connection with the proceeding. Section 7-109-104. Advance of Expenses to Directors. (1) A corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of the final disposition of the proceeding if: (a) The director furnishes the corporation a written affirmation of the director's good-faith belief that he or she has met the standard of conduct described in Section 7-109-102; (b) The director furnishes the corporation a written undertaking, executed personally or on the director's behalf, to repay the advance if it is ultimately determined that he or she did not meet such standard of conduct; and (c) A determination is made that the facts then known to those making the determination would not preclude indemnification under this article. (2) The undertaking required by paragraph (b) of subsection (1) of this section shall be an unlimited general obligation of the director, but need not be secured and may be accepted without reference to financial ability to make repayment. (3) Determinations and authorizations of payments under this section shall be made in the manner specified in Section 7-109-106. Section 7-109-105. Court-Ordered Indemnification of Directors."

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[Old]: "SIGNATURES As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Greenwood Village, and State of Colorado, on this 21st day of December, 2015. VARIABLE ANNUITY-8 SERIES ACCOUNT (Registrant) By: /s/ Robert L. Reynolds Robert L. Reynolds President and Chief Executive Officer of Great-West Life & Annuity Insurance Company GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY (Depositor) By: /s/ Robert L. Reynolds Robert L. Reynolds President and Chief Executive Officer As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated: Signature Title Date /s/ R. Jeffrey Orr December 21, 2015 December 21, 2015 December 21, 2015 December 21, 2015 R. Jeffrey Orr* Chairman of the Board /s/ Robert L. Reynolds Director, President and Chief Executive Officer Robert L. Reynolds /s/ Andra S. Bolotin Andra S. Bolotin /s/ John L. Bernbach John L. Bernbach* Senior Vice President and Chief Financial Officer Director /s/ Marcel R. Coutu December 21, 2015 Marcel R. Coutu* Director /s/ André R. Desmarais December 21, 2015 André R. Desmarais* Director"
[New]: "Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Signature Title Date /s/ R. Jeffrey Orr Chairman of the Board February [ ], 2021 R. Jeffrey Orr* /s/ Edmund F. Murphy III President and Chief February [ ], 2021 Executive Officer Edmund F. Murphy III /s/ Andra S. Bolotin Executive Vice President & February [ ], 2021 Chief Financial Officer Andra S. Bolotin /s/ John L. Bernbach Director February [ ], 2021 John L. Bernbach* /s/ Robin Bienfait Director February [ ], 2021 Robin Bienfait* /s/ Marcel R. Coutu Director February [ ], 2021 Marcel R. Coutu* /s/ André R. Desmarais Director February [ ], 2021 André R."

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SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Greenwood Village, and State of Colorado on this [ ] day of February, 2021.

VARIABLE ANNUITY-8 SERIES ACCOUNT
(Registrant)

By: /s/ Edmund F. Murphy III
Edmund F. Murphy III
President and Chief Executive Officer of Great-West Life & Annuity Insurance Company

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
(Depositor)

By: /s/ Edmund F. Murphy III
Edmund F. Murphy III
President and Chief Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ R. Jeffrey Orr<br>R. Jeffrey Orr* | Chairman of the Board | February [ ], 2021 |
| /s/ Edmund F. Murphy III<br>Edmund F. Murphy III | President and Chief Executive Officer | February [ ], 2021 |
| /s/ Andra S. Bolotin<br>Andra S. Bolotin | Executive Vice President & Chief Financial Officer | February [ ], 2021 |
| /s/ John L. Bernbach<br>John L. Bernbach* | Director | February [ ], 2021 |
| /s/ Robin Bienfait<br>Robin Bienfait* | Director | February [ ], 2021 |
| /s/ Marcel R. Coutu<br>Marcel R. Coutu* | Director | February [ ], 2021 |
| /s/ André R. Desmarais<br>André R. Desmarais* | Director | February [ ], 2021 |
| /s/ Paul G. Desmarais, Jr.<br>Paul G. Desmarais, Jr.* | Director | February [ ], 2021 |
| /s/ Gary A. Doer<br>Gary A. Doer* | Director | February [ ], 2021 |
| /s/ Gregory J. Fleming<br>Gregory J. Fleming* | Director | February [ ], 2021 |
| Claude Généreux | Director | |

Text Replaced
[Old]: "/s/ Olivier A. Desmarais Director December 21, 2015 December 21, 2015 December 21, 2015 Olivier A. Desmarais* /s/ Paul G. Desmarais, Jr. Paul G. Desmarais, Jr.* /s/ Paul G. Desmarais III Director Paul G. Desmarais III*"
[New]: "Desmarais* /s/ Paul G. Desmarais, Jr. Director February [ ], 2021 Paul G. Desmarais, Jr.* /s/ Gary A. Doer Director February [ ], 2021 Gary A. Doer* /s/ Gregory J. Fleming Director February [ ], 2021 Gregory J. Fleming*"

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| Signature | Title | Date |
| --- | --- | --- |
| /s/ Alain Louvel<br>Alain Louvel* | Director | February [ ], 2021 |
| /s/ Paula B. Madoff<br>Paula B. Madoff* | Director | February [ ], 2021 |
| /s/ Paul A. Mahon<br>Paul A. Mahon* | Director | February [ ], 2021 |
| /s/ Robert L. Reynolds<br>Robert L. Reynolds* | Director | February [ ], 2021 |
| /s/ T. Timothy Ryan, Jr.<br>T. Timothy Ryan, Jr.* | Director | February [ ], 2021 |
| Jerome J. Selitto | Director | |
| /s/ Gregory D. Tretiak<br>Gregory D. Tretiak* | Director | February [ ], 2021 |
| /s/ Brian E. Walsh<br>Brian E. Walsh* | Director | February [ ], 2021 |
| *By: /s/ Ryan L. Logsdon<br>Ryan L. Logsdon | *Attorney-in-fact pursuant to Power of Attorney | February [ ], 2021 |



Text Replaced
[Old]: "Director /s/ Alain Louvel December 21, 2015 December 21, 2015 December 21, 2015 December 21, 2015 December 21, 2015 December 21, 2015 December 21, 2015 December 21, 2015 December 21, 2015 Alain Louvel* /s/ Paul A. Mahon Director Paul A. Mahon* /s/ Jerry E.A. Nickerson Director Jerry E.A. Nickerson* /s/ Michel Plessis-Bélair Director Michel Plessis-Bélair* /s/ Henri P. Rousseau Director Henri P. Rousseau* /s/ Raymond Royer Director Raymond Royer* /s/ T. Timothy Ryan, Jr. Director T. Timothy Ryan, Jr.* /s/ Jerome J. Selitto Director Jerome J. Selitto* /s/ Gregory D. Tretiak Director Gregory D. Tretiak* Director"
[New]: "Signature Title Date /s/ Alain Louvel Director February [ ], 2021 Alain Louvel* /s/ Paula B. Madoff Director February [ ], 2021 Paula B. Madoff* /s/ Paul A. Mahon Director February [ ], 2021 Paul A. Mahon* /s/ Robert L. Reynolds Director February [ ], 2021 Robert L. Reynolds* /s/ T. Timothy Ryan, Jr. Director February [ ], 2021 T. Timothy Ryan, Jr.* Director Jerome J. Selitto /s/ Gregory D. Tretiak Director February [ ], 2021 Gregory D. Tretiak*"

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[Old]: "December 21, 2015 Brian E. Walsh* Director"
[New]: "Director February [ ], 2021 Brian E. Walsh*"

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[Old]: "December 21, 2015 Ryan L. Logsdon Attorney-in-Fact pursuant to"
[New]: "*Attorney-in-fact pursuant to February [ ], 2021 Ryan L. Logsdon"

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